

THE JONES GROUP

2012 ANNUAL REPORT

THEJONESGROUP

To Our Shareholders,

In 2012, we made continued progress in our evolution to become a leading global fashion company, defined by premier brands and led by exceptional talent. While we were challenged by a slowly healing economy and an unpredictable operating environment, our focus on our business strategy and balance sheet remained constant. Financially, we ended 2012 in a position of strength. Strategically, we continued to execute against the five pillars we introduced last year:

- Revitalizing our core brands;
- Investing in our emerging brands;
- Expanding our international footprint;
- Improving our direct-to-consumer performance; and
- Building on our operational excellence.

Powerful Portfolio of Brands

Our company is comprised of a powerful portfolio of unique brands. We have taken action to strategically diversify the portfolio both from a category and geographic perspective. The core brands are firmly established anchor brands that accounted for more than 60 percent of total Company 2012 revenues. The emerging brands, which accounted for approximately 15 percent of 2012 revenues, are reaching critical mass and have high growth potential to become next-generation core brands. Rounding out the portfolio are category and licensed labels, as well as start-up brands led by recognized talent that add diversity and international reach.

NINE WEST
easyspirit.
l.e.i.
Gloria Vanderbilt
JONES NEW YORK
ANNE KLEIN

Jones New York, Anne Klein and *Nine West* are our largest core brands, and this year we worked diligently to unlock their inherent value by defining a distinctive point of view for each. Sportswear continued to be a challenged category in 2012 that affected the performance at both *Jones New York* and *Anne Klein,* and in April 2013 we announced a strategic plan to improve performance in our domestic wholesale channel, with a focus on sportswear. *Jones New York* is well on its way to revitalization following some early-on challenges. We are focused on adjusting the assortment to reflect the brand's DNA; we have received positive feedback on the coming lines and remain excited about the successful introduction of new categories, such as jeanswear. *Anne Klein* is developing into a full lifestyle brand with a signature look beyond apparel - from footwear to watches - under *The Leo Legacy Collection* mark. Our initiatives to continue refreshing and extending the global reach of *Nine West* included revamped product design, innovative and interactive marketing, most notably the launch of *Channel 9* on YouTube, and a new flagship store on Lexington Avenue in New York City. *Nine West* continued its penetration of international markets during 2012, with an increased presence in the United Kingdom and elsewhere in Europe. Leveraging the strength of the footwear category is *Easy Spirit,* whose product innovations and improvements shows potential for continued growth.

Our core jeanswear lines, *l.e.i.* and *Gloria Vanderbilt,* were strong performers. In 2012, we successfully advanced our offerings with an emphasis on color and wash that strengthened both brands' relevance. Our renewed partnership with Walmart is helping to elevate *l.e.i.* through product improvement and design, and *Gloria Vanderbilt* had a successful turnaround this year, investing in significant improvements and securing solid new distribution that will stem the loss of distribution as a result of JCPenney's restructuring. We anticipate good results with *Gloria Vanderbilt* Active, launching in 2013.

KURT GEIGER

STUART WEITZMAN





robert rodriguez

RACHEL ROY

Our emerging brands have strong recognition and loyal consumer and editorial followings. Our focus has been on further building on these brands' successes and expanding their international presence.

In 2012, we completed the acquisition of *Stuart Weitzman,* which continues its emergence as a global "gateway to luxury" and has been thriving since joining our portfolio. The brand continued to show excellent growth and profitability throughout 2012, and we look forward to greater success in 2013. *Kurt Geiger* has been a model for resilient performance in Europe, and its international network has proved remarkably helpful in implementing our expansion plans for other elements of our portfolio. It has also been a strong retail performer, enabling us to open the first stores in the U.S. in 2012. We further extended our reach this year with the acquisition of *Brian Atwood,* the newest name in The Jones Group's portfolio. The brand has generated excellent feedback from retailers around the globe, and we are anticipating a number of line extensions set to launch in 2013.

Jessica Simpson, Rachel Roy and *Robert Rodriguez* are each led by outstanding talent with high name recognition and growth potential, making them promising brands in our portfolio, poised for the next level of growth.

While we work to reinvigorate some of our underperforming brands, we are actively identifying new opportunities for the Company. The domestic wholesale footwear and accessories segment, which proved resilient this year, is a growing part of the portfolio. In addition, international footwear and accessories, which mirrored the domestic strength in these categories, were strong despite the difficult economic climate. As a result of our strategic repositioning, The Jones Group's international penetration grew to represent approximately 20 percent of total revenues in 2012.

Notwithstanding our diversified portfolio, branded focus and operational success, our domestic retail footprint is not turning around as quickly as we had anticipated. Since the beginning of 2009, we have strategically exited 490 underperforming stores, while also making real changes in organizational, customer experience, systems and planning functions. Dramatically improving this business remains a key emphasis in 2013 and, in April of this year, we announced plans to close an additional 170 underperforming stores by mid-2014, allowing us to operate a smaller and more productive chain of approximately 425 domestic stores. We plan to continually assess individual store profitability, including the possibility of converting certain stores to brands that offer the greatest opportunity for revenue growth and profitability.

Strong Financial Position

The Jones Group recorded net revenues of approximately $3.798 billion in 2012, compared with $3.785 billion in 2011. Adjusted earnings per share were $1.24 in 2012, compared with $1.30 per share in 2011. Earnings per share on a GAAP basis were a loss of ($0.72) per share in 2012, compared with earnings of $0.61 in 2011. Returning cash to shareholders remains a priority and, in 2012, the Board of Directors declared regular quarterly dividends of $0.05 per share. As of December 31, 2012, The Jones Group posted $150 million in cash on the balance sheet, no short-term borrowings and operating cash flow for the year of $113 million. The Company's strong financial position is a result of our focus on working capital management and inventory levels that are well-controlled and aligned with future shipping plans. We continue to focus on controlling expenses and maximizing operational efficiencies, which we believe will further improve margins.

In general, I am pleased with the progress we are making in positioning our company for the next phase of growth. Our overall conservative approach to planning in today's economic and political environment has been the right one. I have great confidence that we will continue to succeed in generating improving operating results and achieve our mission to become a leading global fashion company.

We appreciate the Board of Directors' guidance and stewardship over the past year. Thank you to our shareholders, bondholders, lenders, customers and suppliers for their continued support as we evolve our company. Finally, thank you to our talented management team, designers, merchants and hardworking associates worldwide – it is because of your commitment and enthusiasm that we are able to position The Jones Group successfully for the future. Our transformation continues, and we expect the pace of change to accelerate in 2013.

Sincerely,



Wesley R. Card
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______to ______

Commission file number 1-10746

THE JONES GROUP INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**06-0935166** (I.R.S. Employer Identification No.)
1411 Broadway **New York, New York** (Address of principal executive offices)	**10018** (Zip Code)

(212) 642-3860
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[X] Yes [ ] No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [X] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the registrant's common stock as reported on the New York Stock Exchange composite tape on July 2, 2012, was approximately $726,799,067.

As of February 21, 2013, 81,042,199 shares of the registrant's common stock were outstanding.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The documents incorporated by reference into this Form 10-K and the Parts hereof into which such documents are incorporated are listed below:

Document	Part
Those portions of the registrant's proxy statement for the registrant's 2013 Annual Meeting of Stockholders (the "Proxy Statement") that are specifically identified herein as incorporated by reference into this Form 10-K.	III

DEFINITIONS

As used in this Report, unless the context requires otherwise, "Jones," "our," "us" and "we" means The Jones Group Inc. and consolidated subsidiaries, "SWH" means Stuart Weitzman Holdings, LLC, "GRI" means GRI Group Limited, "Kurt Geiger" means KG Group Holdings Limited, "Brian Atwood" means the *Brian Atwood*-related intellectual property interests, equity interests, assets acquired and liabilities assumed on July 2, 2012, "FASB" means the Financial Accounting Standards Board, "ASC" means the "FASB Accounting Standards Codification®", "ASU" means "Accounting Standards Update" and "SEC" means the United States Securities and Exchange Commission.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

This Report includes, and incorporates by reference, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position, business and financing plans are forward-looking statements. The words "believes," "expects," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of our expectations or beliefs concerning future events that involve risks and uncertainties, including:

- those associated with the effect of national, regional and international economic conditions;
- lowered levels of consumer spending resulting from a general economic downturn or lower levels of consumer confidence;
- the tightening of the credit markets and our ability to obtain capital on satisfactory terms;
- given the uncertain economic environment, the possible unwillingness of committed lenders to meet their obligations to lend to borrowers, in general;
- the performance of our products within the prevailing retail environment;
- customer acceptance of both new designs and newly-introduced product lines;
- our reliance on a few department store groups for large portions of our business;
- our ability to identify acquisition candidates and, in a competitive environment for such acquisitions, acquire such businesses on reasonable financial and other terms;
- the integration of the organizations and operations of any acquired business into our existing organization and operations;
- consolidation of our retail customers;
- financial difficulties encountered by our customers;
- the effects of vigorous competition in the markets in which we operate;
- our ability to attract and retain qualified executives and other key personnel;
- our reliance on independent foreign manufacturers, including political instability in countries where contractors and suppliers are located;
- changes in the costs of raw materials, labor, advertising and transportation, including the impact such changes may have on the pricing of our products and the resulting impact on consumer acceptance of our products at higher price points;
- our ability to successfully implement new operational and financial information systems;
- our ability to secure and protect trademarks and other intellectual property rights;
- the effects of extreme or unseasonable weather conditions; and
- our ability to implement our strategic initiatives to enhance profitability.

All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in this Report in conjunction with the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements. We do not undertake to publicly update or revise our forward-looking statements as a result of new information, future events or otherwise.

WEBSITE ACCESS TO COMPANY REPORTS

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our investor relations website at www.jonesgroupinc.com on the same day they are electronically filed with the SEC.

PART I

ITEM 1. BUSINESS

General

We are a leading global designer, marketer and wholesaler of over 35 brands with product expertise in apparel, footwear, jeanswear, jewelry and handbags. We have a reputation for innovation, excellence in product quality and value, operational execution and talent. We also market directly to consumers through branded specialty retail and outlet stores, through concessions at upscale department stores and through our e-commerce sites.

Our internationally recognized brands and licensing agreements (L) include: *Nine West, Jones New York, Anne Klein, Kurt Geiger, Rachel Roy* (L), *Robert Rodriguez, Robbi & Nikki, Stuart Weitzman, Brian Atwood* (L), *Boutique 9, Easy Spirit, Carvela, Gloria Vanderbilt, l.e.i., Bandolino, Enzo Angiolini, Nine & Co., GLO, Joan & David, Miss KG, Kasper, Energie, Evan-Picone, Le Suit, Mootsies Tootsies, Grane, Erika, Napier, Jessica Simpson* (L), *Givenchy* (L), *Judith Jack, Albert Nipon, Pappagallo* and *Rafe* (L).

Operating Segments

Our operations are comprised of six reportable segments: domestic wholesale sportswear, domestic wholesale jeanswear, domestic wholesale footwear and accessories, domestic retail, international wholesale and international retail. We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels, our own retail locations, international concession arrangements and several e-commerce web sites that we operate and, for licensing, as a percentage of revenues for items sold by our licensees under our trademarks. See "Business Segment and Geographic Area Information" in the Notes to Consolidated Financial Statements.

Domestic Wholesale Sportswear

Our brands cover a broad array of categories for the women's markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have systematically spaced shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain brands offer key item styles, which are less seasonal in nature, on a replenishment basis.

The following table summarizes selected aspects of the products sold under both our brands and licensed brands.

Group	Category	Products	Brand	Product Classification
Jones New York	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses, casual tops, outerwear, shorts, jeanswear	*Jones New York* *Jones New York Signature* *Jones New York Sport* *Jones New York Dress* *Jones Studio* *J Jones New York*	Career Lifestyle Lifestyle Dresses Dresses, Suits Lifestyle
Nine West	Better	Skirts, blouses, pants, jackets, suits, dresses	*Nine West Dress* *Nine West Suits* *Nine & Co.*	Dresses Suits Dresses, Suits
Anne Klein	Better	Skirts, blouses, pants, jackets, sweaters, vests, dresses, casual tops	*Anne Klein* *AK Sport* *Anne Klein Dress* *Anne Klein Suit*	Lifestyle, Dresses Lifestyle Dresses Suits
Rachel Roy	Contemporary	Skirts, blouses, pants, jackets, sweaters, dresses, outerwear, accessories	*Rachel Roy New York*	Contemporary
Rachel Roy	Better	Skirts, blouses, pants, jackets, sweaters, dresses	*Rachel Rachel Roy*	Lifestyle
Robert Rodriguez	Contemporary	Skirts, shorts, pants, casual tops, blouses, jackets, sweaters, dresses	*Robert Rodriguez*	Lifestyle
Robert Rodriguez	Better	Skirts, shorts, casual tops, blouses, jackets, sweaters, dresses	*Robbi & Nikki*	Lifestyle
Other	Bridge	Suits	*Albert Nipon*	Suits
Other	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses	*Kasper* *Evan-Picone* *Le Suit*	Suits, Dresses, Sportswear Suits, Dresses, Sportswear Suits

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop better-priced product lines to be sold under private labels.

Domestic Wholesale Jeanswear

Our brands cover a broad array of categories for the women's, juniors and girls markets. Within those brands, our product classifications include jeanswear, casual sportswear and dresses, with a focus on fit, fabric and finish. Jeanswear and casual sportswear are designed and marketed as individual items of jeans, skirts, pants, shorts, jackets, casual tops, dresses, sweaters and related accessories which, while sold as separates, can be combined with each other and with certain of our wholesale better products into groups termed "lifestyle collection" that are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have scheduled shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain brands offer key item styles, which are less seasonal in nature, on a replenishment basis.

The following table summarizes selected aspects of the products sold under our brands.

Group	Products	Brand	Product Classification
Gloria Vanderbilt	Skirts, blouses, shorts, jackets, sweaters, jeanswear, capris, casual tops	*Gloria Vanderbilt*	Casual Sportswear
Jessica Simpson	Jeanswear, pants, capris, shorts, skirts, t-shirts, casual tops, blouses, sweaters, dresses, denim jackets, casual jackets	*Jessica Simpson*	Lifestyle
Nine West	Skirts, blouses, pants, jackets, sweaters, casual tops, dresses, jeanswear	*Nine West Denim* *Nine West Vintage America Collection*	Lifestyle Lifestyle
l.e.i.	Skirts, shorts, jeanswear, capris, casual tops, sweaters, dresses	*l.e.i.*	Casual Sportswear
Energie	Skirts, shorts, jackets, sweaters, jeanswear, casual tops, dresses	*Energie*	Casual Sportswear
Other	Skirts, blouses, pants, jackets, sweaters, jeanswear, dresses, casual tops and bottoms	*Bandolino Blu* *GLO* *Grane* *Erika*	Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop moderately-priced product lines to be sold under private labels.

Domestic Wholesale Footwear and Accessories

Our wholesale footwear and accessories operations include the sale of both brand name and private label footwear, handbags, small leather goods and costume, semi-precious, sterling silver, and marcasite jewelry. The following table summarizes selected aspects of the products sold under both our brands and licensed brands.

Footwear		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman* *Brian Atwood* *B Brian Atwood*	Accessible Contemporary and Modern Luxury Accessible Contemporary and Modern Luxury Contemporary
Contemporary	*Rachel Roy*	Contemporary
Bridge	*Joan & David*	Sophisticated Classics
Better	*Nine West* *Nine West Vintage America Collection* *Enzo Angiolini* *Anne Klein* *Circa Joan & David* *Boutique 9* *Rachel Rachel Roy*	Contemporary Contemporary Contemporary Modern Classics Traditional Classics Contemporary Contemporary
Upper Moderate	*Bandolino* *Easy Spirit*	Modern Classics Comfort/Fit, Active, Sport/Casuals
Moderate	*Nine & Co.* *Mootsies Tootsies* *Gloria Vanderbilt* *Cloud 9* *Westies*	Contemporary Modern Classics Contemporary Contemporary Contemporary

Accessories		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman*	Handbags
	Rafe/Rafe New York	Handbags
Bridge	*Judith Jack*	Marcasite and Sterling Silver Jewelry
Better	*Anne Klein*	Handbags and Costume Jewelry
	Nine West	Handbags, Small Leather Goods and Costume Jewelry
	Jones New York	Costume Jewelry
	Givenchy	Costume and Fashion Jewelry
	Rachel Rachel Roy	Handbags and Costume Jewelry
Moderate	*Nine & Co.*	Handbags and Small Leather Goods
	Napier	Costume Jewelry

International Wholesale

Our international wholesale operations include the sale of brand-name footwear, handbags, small leather goods, jewelry and apparel to distributors and retailers outside the United States. Our products are distributed in over 70 countries and are available at both retail locations and e-commerce web sites operated by our international licensees. The following table summarizes selected aspects of the products sold under our brands.

Apparel				
Group	**Category**	**Products**	**Brand**	**Product Classification**
Jones New York	Better	Skirts, blouses, pants, jackets, sweaters, jeanswear, suits, dresses, casual tops, outerwear, shorts	*Jones New York* *Jones New York Signature* *Jones New York Sport* *Jones New York Dress* *Jones New York Suit* *Jones Wear* *Jones & Co.* *J Jones New York*	Career Lifestyle Lifestyle/Casual Dresses Suits Dresses Career Lifestyle
Nine West	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses, outerwear, shorts, casual tops, jeanswear	*Nine West Dress* *Nine West Suits* *Nine West Separates*	Dresses Suits Casual
Anne Klein	Bridge	Skirts, blouses, pants, jackets, sweaters, dresses	*Anne Klein New York*	Lifestyle
Anne Klein	Better	Skirts, blouses, pants, jackets, sweaters, vests, dresses, casual tops	*AK Anne Klein* *Anne Klein Dress* *Anne Klein Suit*	Lifestyle Dresses Suits
Rachel Roy	Better	Skirts, blouses, pants, jackets, sweaters, dresses	*Rachel Rachel Roy*	Lifestyle
Other	Better	Skirts, blouses, pants, jackets, sweaters, suits, dresses	*Kasper* *Evan-Picone* *Le Suit* *Nipon Boutique*	Suits Dresses Suits Suits

Footwear		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman*	Accessible Contemporary and Modern Luxury
	Brian Atwood	Accessible Contemporary and Modern Luxury
	Kurt Geiger	Modern Luxury
Bridge	*Joan & David*	Sophisticated Classics
	Carvela	Contemporary
	KG	Contemporary
Better	*Nine West*	Contemporary
	Nine West Vintage America Collection	Contemporary
	Enzo Angiolini	Contemporary
	Anne Klein	Modern Classics
	Circa Joan & David	Traditional Classics
	Boutique 9	Contemporary
	Miss KG	Contemporary
	Rachel Rachel Roy	Contemporary
Upper Moderate	*Easy Spirit*	Comfort/Fit, Active, Sport/Casuals
	Bandolino	Modern Classics
Moderate	*Nine & Co.*	Contemporary
	Mootsies Tootsies	Modern Classics

Accessories		
Category	**Brand**	**Product Classification**
Designer	*Stuart Weitzman*	Handbags
	Rafe/Rafe New York	Handbags
Bridge	*KG*	Handbags and Purses, Knitwear, Jewelry, Belts and Travel Accessories
Better	*AK Anne Klein*	Handbags
	Nine West	Handbags and Small Leather Goods
Moderate	*Nine & Co.*	Handbags

Domestic Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, our various value-based ("outlet") stores located in major retail locations, and on several e-commerce web sites that we operate. We constantly evaluate both the opportunities for new locations and the results of underperforming locations for possible modifications or closures.

We began 2012 with 672 retail locations and had a net decrease of 78 locations during the year to end the year with 594 locations, which includes 185 specialty retail stores and 409 outlet stores. We continue to review our retail operations for underperforming locations. As a result of this review, we have decided to close retail locations that no longer provide strategic benefits. During 2012, we closed 106 locations and anticipate closing additional locations in 2013.

Specialty Retail Stores. At December 31, 2012, we operated a total of 185 specialty retail stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names. Our *Nine West, Easy Spirit* and *Kurt Geiger* retail stores offer selections of certain exclusive styles not marketed to our wholesale customers. Specialty retail stores may also sell products licensed by us, including belts, legwear, outerwear, watches and sunglasses.

The following table summarizes selected aspects of our specialty retail stores at December 31, 2012.

Store Type	Number of locations	Brands offered	Type of locations	Average store size (sq. ft.)
Nine West	103	Primarily *Nine West*	Upscale and regional malls and urban retail centers	1,610
Easy Spirit	38	Primarily *Easy Spirit*	Upscale and regional malls and urban retail centers	1,414
Anne Klein	1	Primarily *Anne Klein*	Urban retail locations	3,000
Stuart Weitzman	39	*Stuart Weitzman*	Upscale and regional malls and urban retail centers	1,711
Kurt Geiger	2	Primarily *Kurt Geiger*, *Carvela* and *KG*	Upscale and regional malls and urban retail locations	1,869
Brian Atwood	1	*Brian Atwood*	Urban retail locations	2,562
ShoeWoo	1	Various	Urban retail locations	2,407

Outlet Stores. At December 31, 2012, we operated a total of 409 outlet stores. Our shoe stores focus on breadth of product line, as well as value pricing, and offer a distribution channel for our residual inventories. The majority of the shoe stores' merchandise consists of new production of current and proven prior season's styles, with the remainder of the merchandise consisting of discontinued styles from our specialty retail footwear stores and wholesale divisions. The apparel stores focus on breadth of product line and value pricing. In addition to our brand name merchandise, these stores also sell merchandise produced by our licensees.

The following table summarizes selected aspects of our outlet stores at December 31, 2012.

Store type	Number of locations	Brands offered	Type of locations	Average store size (sq. ft.)
Nine West	149	Primarily *Nine West*	Manufacturer outlet centers	2,852
Jones New York	112	Primarily *Jones New York*	Manufacturer outlet centers	3,834
Easy Spirit	82	Primarily *Easy Spirit*	Manufacturer outlet centers	3,393
Kasper	64	Primarily *Kasper* and *Le Suit*	Manufacturer outlet centers	2,631
Stuart Weitzman	2	*Stuart Weitzman*	Manufacturer outlet centers	1,900

Internet. At December 31, 2012, we operated e-commerce web sites at www.jny.com, www.ninewest.com, www.easyspirit.com, www.stuartweitzman.com, www.anneklein.com, www.rachelroy.com, www.brianatwood.com and www.us.kurtgeiger.com. Through these web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our applicable corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center. Certain of our products are also sold directly to consumers through the e-commerce web sites of select wholesale customers.

International Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, through our various value-based ("outlet") stores located in major retail locations, through concessions located in department stores and a number of airports and through e-commerce websites accessible to international consumers. We regularly evaluate both the opportunities for new locations and the results of underperforming locations for possible modifications or closures.

We began 2012 with 315 retail locations and opened a net 26 additional locations during the year to end the year with 341 locations.

Retail Stores. At December 31, 2012, we operated a total of 62 specialty retail stores and 45 outlet stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names.

The following table summarizes selected aspects of our retail stores at December 31, 2012.

Store Type	Number of locations	Brands offered	Countries of Operation	Average store size (sq. ft.)
Kurt Geiger	49	Primarily *Kurt Geiger, KG* and *Carvela*	United Kingdom, Ireland	1,800
Stuart Weitzman	7	*Stuart Weitzman*	France, Italy, Monaco, Spain	1,230
Kurt Geiger Outlet	8	Primarily *Carvela, KG* and *Miss KG*	United Kingdom	1,657
Nine West	4	Primarily *Nine West*	United Kingdom	1,303
Specialty Apparel	2	Various	Canada	6,788
Outlet Apparel	37	Various	Canada	3,838

Concessions. At December 31, 2012, we operated a total of 234 concession locations, which are typically located within department stores in Europe. The concession locations focus on breadth of product line. In addition to our brand name merchandise, certain stores also sell merchandise produced by other manufacturers.

The following table summarizes selected aspects of our concession locations at December 31, 2012.

Concession type	Number of locations	Products offered	Countries of Operation	Average size (sq. ft.)
Kurt Geiger	164	Multi-branded footwear and accessories	United Kingdom, Ireland, Italy, Germany	1,819
Jones New York	69	Apparel and costume jewelry	Spain	804
Stuart Weitzman	1	Footwear and accessories	France	290

Other. We also have *Nine West, Enzo Angiolini, AK Anne Klein, Easy Spirit, Stuart Weitzman* and *Kurt Geiger* retail locations operated by licensees throughout the world. For more information, see "Licensing of Company Brands."

Internet. At December 31, 2012, we operated e-commerce web sites accessible to international customers at www.kurtgeiger.com, www.ninewest.co.uk and the value-based "outlet" site www.shoeaholics.com, in addition to third-party websites and websites operated by various concessions and licensees. In addition, international consumers can purchase our products through our www.stuartweitzman.com web site, which redirects consumers to the appropriate site for their country. Through these web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our applicable corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

Licensed Brands

We have an exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy which expires on December 31, 2013. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

We have an exclusive, worldwide license with Rachel Roy IP Company, LLC, a limited liability company in which we own a 50% interest, to design, develop, produce and distribute women's apparel, footwear, handbags, small leather goods and costume jewelry under the *Rachel Roy* and *RR & Design* trademarks and variations and derivatives thereof including *Rachel Rachel Roy*. The agreement, which remains in force as long as we remain in business and continue to utilize the rights granted to us thereunder, requires us to pay a percentage of net sales as royalty payments as set forth in the agreement.

We have exclusive, worldwide licenses with Brian Atwood IP Company, LLC, a limited liability company in which we own an 80% interest, to design, develop, produce and distribute women's footwear, handbags, small leather goods and jewelry under the *Brian Atwood* and *B Brian Atwood* trademarks and variations and derivatives thereof. The agreements remain in force through December 31, 2016 and December 31, 2017, respectively, with automatic five-year renewal periods thereafter under certain conditions. The agreements require us to pay a percentage of net sales against guaranteed minimum royalties, and to incur a creative fee with respect to *B Brian Atwood* designs and certain minimum marketing and advertising expenditures as set forth in the agreements.

We have a sub-license agreement with VCJS, LLC ("VCJS") to design, develop, produce and distribute in the United States, Mexico and Canada *Jessica Simpson* jeanswear and sportswear under the *Jessica Simpson* (signature) trademark which VCJS licenses from With You, Inc. ("WYI"). The agreement, which expires on December 31, 2014 (October 15, 2014 if the master license between WYI and VCJS is not renewed), requires us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2023.

We also have a distribution and retail license agreement with VCJS to distribute products bearing the trademarks *Vince Camuto*, *Vince Camuto Signature* and *Jessica Simpson* in various European territories. The agreement, which ends on December 31, 2018 (unless terminated earlier or renewed), requires us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2024.

We have an exclusive licensing and distribution agreement with Rafe IP Holdings LLC ("Rafe"), a company affiliated with one of our employees, to design, develop, produce and distribute women's footwear, handbags, small leather goods and jewelry in the United States, Australia, Canada, Japan, the Philippines, Singapore and Korea under the *Rafe* and *Rafe New York* trademarks. The agreement, which expires on December 31, 2016, requires us to pay a percentage of net sales as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2026.

We have an exclusive license to design, develop, produce and distribute footwear worldwide under the *Lipsy* trademark pursuant to an agreement with Lipsy Limited ("Lipsy"), which expires on March 18, 2015. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement.

Design

Our apparel product lines have design teams that are responsible for the creation, development and coordination of the product group offerings within each line. We believe our design staff is recognized for its distinctive styling of garments and its ability to update fashion classics with contemporary trends. Our apparel designers travel throughout the world for fabrics and colors, and stay continuously abreast of the latest fashion trends. In addition, we actively monitor the retail sales of our products to determine and react to changes in consumer trends.

For most sportswear lines, we will develop several groups in a season. A group typically consists of an assortment of skirts, jeanswear, pants, shorts, jackets, blouses, sweaters, t-shirts and various accessories. Since different styles within a group often use the same fabric, we can redistribute styles and, in some cases, colors, to fit current market demand. We also have a key item replenishment program for certain lines which consists of core products that reflect little variation from season to season.

Our footwear and accessories product lines are developed by a combination of our own design teams and third-party designers, which independently interpret global lifestyle, clothing, footwear and accessories trends. To research and confirm such trends, the teams travel extensively in Asia, Europe and major American markets, conduct extensive market research on retailer and consumer preferences, and subscribe to fashion and color information services. Each team presents styles that maintain each brand's distinct personality. Samples are refined and then produced. After the samples are evaluated, lines are modified further for presentation at each season's shoe shows and accessory markets.

Our jewelry brands are developed by separate design teams. Each team presents styles that maintain each brand's distinct personality. A prototype is developed for each new product where appropriate. Most prototypes are produced by our contractors based on technical drawings that we supply. These prototypes are reviewed by our product development team, who negotiate costs with the contractors. After samples are evaluated and cost estimates are received, the lines are modified as needed for presentation for each selling season.

In accordance with standard industry practices for licensed products, we have the right to approve the concepts and designs of all products produced and distributed by our licensees. VCJS and Lipsy have the right to approve the concepts and designs of all products produced and distributed for the *Jessica Simpson* and *Lipsy* product lines, respectively. Similarly, Givenchy and Rafe also provide design services to us for our licensed products and have the right to approve our designs for the *Givenchy* and *Rafe* product lines, respectively.

Purchasing, Manufacturing and Quality Control

Apparel

Apparel sold by us is produced in accordance with our design, specification and production schedules through an extensive network of independent factories located throughout the world, primarily in Asia, with additional production located in the Middle East and Africa. Nearly all our apparel products were manufactured outside North America during 2012. Our apparel products are manufactured according to plans prepared each year which reflect prior years' experience, current fashion trends, economic conditions and management estimates of a line's performance.

We believe that outsourcing our products allows us to maximize production flexibility, while avoiding significant capital expenditures, work-in-process inventory build-ups and costs of managing a larger production work force. Our fashion designers, production staff and quality control personnel closely examine garments manufactured by contractors to ensure that they meet our high standards.

Our comprehensive quality control program is designed to ensure that raw materials and finished goods meet our exacting standards. Fabrics and trims for garments manufactured are inspected by either independent inspection services or by our contractors upon receipt in their warehouses, and most production is inspected by our quality control personnel during the manufacturing process. Our quality control program includes inspection of both prototypes of each garment prior to cutting by the contractors and a sampling of production garments upon receipt at our warehouse facilities or third-party distribution centers to ensure compliance with our specifications.

Our foreign manufacturers' operations are primarily monitored by our personnel located in Hong Kong, mainland China and the Middle East, buying agents located in other countries and independent contractors and inspection services. Finished goods are generally shipped to our warehouses or third-party warehouses for final inspection and distribution.

In addition, our apparel products are tested to ensure compliance with applicable consumer product safety laws and regulations.

For our sportswear and jeanswear businesses, we occasionally supply the raw materials to our manufacturers. Otherwise, the raw materials are purchased directly by the manufacturer in accordance with our specifications. Raw materials, which are in most instances made and/or colored especially for us, consist principally of piece goods and yarn and are purchased by the factories from a number of domestic and foreign textile mills and converters.

Our primary raw material in our jeanswear business is denim, which is primarily purchased from leading mills located in the Pacific Rim and sub-continent. Denim purchase commitments and prices are negotiated on a regular basis. We perform our own extensive testing of denim, cotton twill and other fabrics to ensure consistency and durability.

We do not have long-term arrangements with any of our suppliers. We have experienced little difficulty in satisfying our raw material requirements and consider our sources of supply adequate. Our products have historically been purchased from foreign manufacturers in pre-set United States Dollar prices. To date, we generally have not been materially adversely affected by fluctuations in exchange rates. However, volatility of the United States Dollar against major world currencies, coupled with higher labor and raw material costs being experienced by some of our foreign manufacturers, primarily in China, could cause our manufacturing costs to fluctuate significantly.

We believe our extensive experience in logistics and production management underlies our success in coordinating with contractors who manufacture different garments included within the same product group. We also contract for the production of a portion of our products through a network of foreign agents. We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

We believe that the quality and cost of products manufactured by our apparel suppliers provide us with the ability to remain competitive. We have historically experienced little difficulty in satisfying finished goods requirements, and we consider our source of supplies adequate.

Footwear and Accessories

To provide a steady source of inventory, we rely on long-standing relationships with manufacturers in Asia and Europe. We work primarily through our newly-established China sourcing office for footwear, independent buying agents for both footwear and jewelry and through our own offices for handbags and small leather goods. We do not have formal purchase agreements with any of our manufacturers. Allocation of production among our manufacturing resources is determined based upon a number of factors, including manufacturing capabilities, delivery requirements and pricing.

During 2012, nearly all our footwear products (excluding *Stuart Weitzman, Kurt Geiger* and *Brian Atwood*) were manufactured by independent footwear manufacturers located in Asia (primarily China). *Stuart Weitzman* products and *Kurt Geiger* and *Brian Atwood* footwear products are primarily manufactured in both independent and related factories in Europe, primarily in Spain and Italy. The majority of other Kurt Geiger footwear products (*Carvela, KG* and *Miss KG*), purchased from third-party manufacturers, are primarily manufactured in Asia or South America (primarily Brazil). Our handbags and small leather goods are sourced through our own buying office in China, which utilizes independent third party manufacturers also located primarily in China, and through independent factories in Europe. Our products have historically been purchased in pre-set United States Dollar prices, although *Stuart Weitzman* and *Brian Atwood* products are primarily purchased in Euros, and *Kurt Geiger* products are purchased in a combination of Pounds and U.S. Dollars, in addition to Euros. To date, we generally have not been materially adversely affected by fluctuations in exchange rates. However, volatility in the exchange rates between the United States Dollar and these currencies could cause our manufacturing costs to fluctuate significantly.

For footwear and jewelry, quality control reviews are done on-site in the factories by our China sourcing office and our third-party buying agents, primarily to ensure that material and component qualities and fit of the product are in accordance with our specifications. For handbags and small leather goods, quality control reviews are done on-site in the factories by our own locally-based inspection technicians. Our quality control program includes approval of prototypes, as well as approval of final production samples to ensure they meet our high standards. In addition, our footwear and accessories products are tested for compliance with applicable consumer product safety laws and regulations, including California Proposition 65.

We believe that our relationships with our Chinese, European and South American manufacturers provide us with a responsive and adequate source of supply of our products. We also believe that purchasing a significant percentage of our products through independent third-party manufacturers allows us to maximize production flexibility while limiting our capital expenditures, work-in-process inventory and costs of managing a larger production work force. Because of the footwear manufacturing techniques used by our manufacturers, individual production lines can be quickly changed from one style to another.

We place our projected orders for each season's styles with our manufacturers prior to the time we have received all of our customers' orders. Because of our close working relationships with our third party manufacturers (which allow for flexible production schedules and production of large quantities of footwear within a short period of time), many of our orders are finalized only after we have received orders from a majority of our customers. As a result, we are better able to meet sudden demands for particular designs, more quickly exploit market trends as they occur, reduce inventory risk and more efficiently fill reorders booked during a particular season.

Our jewelry products are manufactured primarily by independently-owned jewelry manufacturers in Asia. Sourcing the majority of our products from third-party manufacturers enables us to better control costs and avoid significant capital expenditures, work in process inventory, and costs of managing a larger production workforce. Our products have historically been purchased from Asian manufacturers in pre-set United States Dollar prices. To date, we generally have not been materially adversely affected by fluctuations in exchange rates. However, volatility in the exchange rates between the United States Dollar against major world currencies, coupled with higher labor and raw material costs being experienced by some of our foreign manufacturers, primarily in China, could cause our manufacturing costs to fluctuate significantly.

Forecasts for basic jewelry products are produced on a rolling 12-week basis and are adjusted based on point of sale information from retailers. Manufacturing of fashion jewelry products is based on marketing forecasts and sales plans; actual orders are received after such forecasts are produced.

We believe that the quality and cost of products manufactured by our footwear and accessories suppliers provide us with the ability to remain competitive. We have historically experienced little difficulty in satisfying finished goods requirements, and we consider our source of supplies adequate.

We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

Imports and Import Restrictions

Our transactions with our foreign manufacturers and suppliers are subject to the risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation and the imposition of import duties and restrictions. The United States, China and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

On January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation and exported after January 1, 2005 are no longer subject to quota restrictions. The lifting of quotas and expiration of general safeguard provisions allows retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries, which could allow us to improve the quality of our products for a given cost or allow us to concentrate production in the most efficient markets. In addition, if the prices of the imported goods can be shown to be less than those offered by other domestic producers from that country for the same items, the U.S. International Trade Commission may recommend that anti-dumping duties be imposed on those goods. As a result, we are unable to predict the long-term effects of the lifting of quota restrictions and related events on our results of operations.

We monitor duty, tariff and quota-related developments and continually seek to minimize our potential exposure in these areas through, among other measures, geographical diversification of our manufacturing sources, the maintenance of overseas offices and shifts of production among countries and manufacturers.

Because our foreign manufacturers are located at significant geographic distances from us, we are generally required to allow greater lead time for foreign orders, which reduces our manufacturing flexibility. Foreign imports are also affected by the high cost of transportation into the United States and the effects of fluctuations in the value of the U.S. Dollar against foreign currencies in certain countries.

In addition to the factors outlined above, our future import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries and restrictions on the transfer of funds.

Marketing

Our ten largest customer groups, principally department stores, accounted for approximately 48% of gross revenues in 2012. Macy's, Inc. ("Macy's"), our largest customer in 2012, accounted for 18% of our 2012 gross revenues.

We believe that several significant trends are occurring in the apparel, footwear and accessories industry. We believe a trend exists among our major customers to expand the differentiation of their offerings and to achieve strategic advantages over competitors by devoting more resources to the development of exclusive products—whether products that the retailer designs (private labels) or exclusive brands produced for the retailer by national brand manufacturers. Retailers are placing more emphasis on developing their brand images and building strong images for their private label merchandise. Exclusive brands, as the term implies, are only available from a specific retailer, and thus customers loyal to these brands can only find them in the stores of that retailer. We have responded to this trend by leveraging our design, production and marketing capabilities to develop and provide private label products for certain customers and products under certain of our brands to select customers, such as providing *l.e.i.* products exclusively to Wal-Mart Stores Inc. ("Walmart"), *Rachel Rachel Roy* products exclusively to Macy's in the U.S. and *GLO* products exclusively to Kmart Corporation

("Kmart"). While the private label lines compete directly with our product lines and may receive more prominent positioning on the retail floor by department stores, creating more competition, we believe that national brands are often preferred by the consumer.

Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. In the future, retailers may have financial problems or continue to consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could increase the concentration of our customers. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and credit limits and the ongoing financial performance and credit status of our customers.

We also believe that consumers will continue to increase their purchasing of apparel, footwear and accessories through e-commerce web sites. Through our e-commerce web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

We believe retail demand for our products is enhanced by our ability to provide our retail accounts and consumers with knowledgeable sales support. In this regard, we have an established program to place retail sales specialists in many major department stores for many of our brands, including *Jones New York, Jones New York Sport, Jones New York Signature, Kasper, Anne Klein, Stuart Weitzman* and *Jessica Simpson*. These individuals have been trained by us to support the sale of our products by educating other store personnel and consumers about our products and by coordinating our marketing activities with those of the stores. In addition, the retail sales specialists provide us with firsthand information concerning consumer reactions to our products. In addition, we have a program of designated sales personnel in which a store agrees to designate certain sales personnel who will devote a substantial portion of their time to selling our products in return for certain benefits.

Sportswear products are marketed to department stores and specialty retailing customers during "market weeks," which are generally four to six months in advance of the corresponding industry selling seasons. While we typically will allocate a six-week period to market a sportswear line, most major orders are written within the first three weeks of any market period.

We introduce new collections of footwear several times per year and showcase our footwear collections at industry-wide shoe shows held in New York City and Las Vegas. We introduce new handbag and small leather goods collections at market shows held in New York City. Jewelry products are marketed in New York City showrooms through individual customer appointments and at industry-wide market shows each year. Retailers visit our showrooms at these times to view various product lines and merchandise.

We market our footwear, handbag and small leather goods businesses with certain department stores and specialty retail stores by bringing our retail and sales planning expertise to those retailers. Under this program, members of branded division management who have extensive retail backgrounds work with the retailer to create a "focus area" or "concept shop" within the store that displays the full collection of a single brand in one area. These individuals assist the department and specialty retail stores by: providing advice about appropriate product assortment and product flow; making recommendations about when a product should be re-ordered; providing sales guidance, including the training of store personnel; and developing advertising programs with the retailer to promote sales of our products. In addition, our sales force and field merchandising associates for footwear, handbags and small leather goods recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. The goal of this approach is to promote high retail sell-throughs of our products. With this approach, customers are encouraged to devote greater selling space to our products, and we are better able to assess consumer preferences, the future ordering needs of our customers, and inventory requirements.

We work closely with our wholesale jewelry customers to assist them in choosing among our diverse product lines and implementing sales programs at the store level. A team of sales representatives and sales managers monitors product performance against plan and is responsible for inventory management, using point-of-sale information to respond to shifts in consumer preferences. Management uses this information to adjust product mix and inventory requirements. In addition, field merchandising associates recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. Retailers are also provided with customized displays and store-level merchandising designed to maximize sales and inventory turnover. By providing retailers with in-store product management, we establish close relationships with retailers, allowing us to maximize product sales and increase floor space allocated to our product lines. We have also placed retail sales specialists in major department stores to support the sale of our jewelry products.

Advertising and Promotion

We employ a cooperative advertising program for our branded products, in which we share the cost of certain wholesale customers' advertising and promotional expenses in newspapers, magazines, digital and other media up to either a preset maximum percentage of the customer's purchases or an agreed-upon rate of contribution. An important part of the marketing program includes prominent displays of our products in wholesale customers' fashion catalogs as well as in-store shop displays.

We have multi-dimensional advertising campaigns (comprised of print, outdoor, digital, social, video and event-based strategies) for *Jones New York, Nine West, l.e.i., Anne Klein, Rachel Roy, Rachel Rachel Roy, B Brian Atwood, Stuart Weitzman* and *Kurt Geiger*. The advertising campaigns and marketing programs for our brands in 2012 involved the launch of several new brand campaigns in multiple channels, the expansion of innovative uses of digital and social media to engage customers and attract new fans through original video content, the use of influencer programs featuring fashion bloggers, programs focused on philanthropic initiatives involving our brands, and the debuts of new product collections, design collaborations, websites and retail store concepts.

Backlog

We had unfilled customer orders of approximately $1.0 billion at both December 31, 2012 and December 31, 2011. These amounts include both confirmed and unconfirmed orders which we believe, based on industry practice and past experience, will be largely confirmed. The amount of unfilled orders at a particular time is affected by a number of factors, including the mix of product, the timing of the receipt and processing of customer orders and scheduling of the manufacture and shipping of the product, which in some instances is dependent on the desires of the customer. Backlog is also affected by a continuing trend among customers to reduce the lead time on their orders. Due to these factors, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Licensing of Company Brands

We have entered into various license agreements under which independent licensees either manufacture, market and sell certain products under our trademarks in accordance with designs furnished or approved by us or distribute our products in certain countries where we do not do business. These licenses, the terms of which (not including renewals) expire at various dates through 2018, typically provide for the payment to us of a percentage of the licensee's net sales of the licensed products against guaranteed minimum royalty payments, which typically increase over the term of the agreement.

The following table sets forth information with respect to select aspects of our licensing business:

Brand	Category
Jones New York	Men's Belts, Small Leather Goods (Canada) Men's Neckwear (Canada) Men's Neckwear (U.S.) Men's Sportswear, Sweaters, Knit Shirts, Woven Shirts, Finished Bottom Slacks and Outerwear (Canada) Men's Tailored Clothing, Dress Shirts, Outerwear, Dress Slacks (Canada) Men's Sleepwear (Canada) Men's Tailored Clothing, Formal Wear (U.S., Mexico, Philippines) Men's Umbrellas (U.S.) Men's and Women's Optical Eyewear (U.S., Canada, Argentina, Aruba, Australia, Bahamas, Barbados, Belize, Benelux, Bolivia, Chile, Colombia, Costa Rica, Cyprus, Denmark, Dominican Republic, Ecuador, El Salvador, Finland, France, French Guiana, Guatemala, Honduras, Indonesia, Ireland, Israel, Jamaica, Korea, Kuwait, Lebanon, Mexico, Netherlands Antilles, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Qatar, Russia, Saudi Arabia, South Africa, Suriname, Sweden, Thailand, Trinidad, Turkey, United Arab Emirates, Uruguay, Venezuela) Women's Costume Jewelry (Canada) Women's Swimwear (U.S., Canada) Women's Legwear (U.S.) Women's Outerwear, Leather Outerwear, Rainwear (U.S., Canada, Mexico, Spain) Women's Wool Coats (U.S., Canada, Mexico, Spain) Women's Scarves, Wraps (U.S., Canada, Bermuda, Mexico, Spain) Women's Sleepwear, Loungewear, Daywear, Foundations (U.S., Bermuda, Canada, El Salvador, Guatemala, Jamaica, Lebanon, Mexico, Panama, Philippines, Saudi Arabia, Sri Lanka, Spain, Venezuela) Women's Sunglasses (U.S., Canada) Women's Umbrellas, Rain Accessories (U.S.) Retail rights for Women's Apparel (Saudi Arabia)
Albert Nipon	Men's Tailored Clothing (U.S.)
Evan-Picone	Men's Tailored Clothing (U.S.)
Gloria Vanderbilt	Handbags (U.S.)
GLO Jeans	Junior Footwear (U.S.)
Joan & David	Manufacturing and Retail Distribution Rights for Apparel, Footwear, Handbags (China, Hong Kong, Japan, Korea, Macau, Malaysia, Philippines, Singapore, Taiwan, Thailand)
Easy Spirit	Slippers (U.S., Canada)
l.e.i.	Juniors' and Girls' Intimate Apparel (U.S., Canada) Juniors' and Girls' Footwear (U.S., Canada) Juniors' and Girls' Optical Eyewear (U.S., Canada, Mexico)
Stuart Weitzman	Children's Footwear (U.S., Canada, Mexico, France, Germany, Switzerland, Hong Kong, Indonesia) *Stuart Weitzman* footwear and accessories (Canada)
Nine West	Belts (U.S., Canada, Bermuda, Mexico, Spain) Legwear (U.S) Gloves, Cold Weather Accessories (U.S., Canada) Scarves (U.S., Bermuda) Hats (U.S., Canada) Leather, Wool, Casual Outerwear, Rainwear (U.S., Canada, Spain) Optical Eyewear, Sunglasses and Prescription Half-Eye Readers (Worldwide rights, exercised in U.S., Canada, Mexico, Australia, India, Indonesia, Philippines, South Africa, Namibia, Botswana, Swaziland, Angola, Zimbabwe, Zambia, United Kingdom) Sunglasses, Non-Prescription Readers (U.S., Canada, Spain) Fragrance (Worldwide rights, exercised in U.S., Argentina, Chile, Uruguay, Australia, Azerbaijan, Bahrain, Belarus, Canada, China, Egypt, Georgia, Greece/Cyprus, Hong Kong, India, Indonesia, Israel, Jordan, Korea, Kuwait, Lebanon, Malaysia, Mexico, Oman, Panama,

Brand	Category
	Columbia, Central America, Paraguay, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, Singapore, South Africa, Spain, Portugal, Taiwan, Thailand, Turkey, Duty Free - Caribbean, Ukraine, Venezuela, Vietnam) Watches (Worldwide rights, exercised in U.S., Canada, Central America, Greece/Cyprus, Mexico, Philippines, Spain, Turkey, United Kingdom) Children's Footwear (U.S.) Luggage (U.S.) Manufacturing and Wholesale and Retail Distribution Rights for Apparel, non-exclusive retail rights for Belts, Cold Weather Accessories, Hats, Luggage, Sunglasses, Coats, Legwear, Scarves, as well as Sleepwear, Swimwear, Fragrances and Cosmetics if such items are made available in the Territory, Footwear, Handbags, Jewelry and non-exclusive retail rights for Watches (China, Hong Kong, Indonesia, Japan, Macau, Malaysia, Singapore, Taiwan, Thailand)
Nine & Co.	Sunglasses (U.S.)
Anne Klein	Belts (U.S., Canada, Mexico, Bermuda) Home Sewing Patterns (Worldwide Rights) Hosiery, Casual Legwear (U.S., Canada) Outerwear, Wool Coats, Leather Outerwear, Rainwear (U.S., Canada) Scarves, Cold Weather Accessories, Gloves (U.S., Canada, Bermuda) Sleepwear, Loungewear (U.S., Canada) Luggage (U.S., Canada, Bermuda, Mexico, United Kingdom) Sunglasses, Optical Eyewear, Readers (Worldwide rights, exercised in U.S., Canada, Japan, Korea, China, Australia, New Zealand) Watches (Worldwide rights, exercised in U.S., Aruba, Australia, , Bahamas, Bahrain, Barbados, Belgium, Canada, Cayman Islands, Chile, Colombia, Costa Rica, Curacao, Czech Republic, Denmark, Dominican Republic, Dubai, Ecuador, El Salvador, Egypt, Estonia, France, Greece/ Cyprus, Guatemala, Guam, Hawaii, Honduras, Hong Kong, India, Ireland, Israel, Jamaica, Japan, Jordan, Korea, Kuwait, Lebanon, Luxembourg, Malaysia, Mexico, New Zealand, Nicaragua, Panama, Paraguay, Peru, Philippines, Poland, Qatar, Romania, Russia, Saudi Arabia, Singapore, , South Korea, Spain, St. Thomas, St. Lucia, St. Maarten, Suriname, Switzerland, Taiwan, Trinidad, Turkey, U.A.E., U.K., Venezuela, Vietnam, Duty Free Worldwide) Manufacturing and Wholesale and Retail Distribution Rights for Apparel (Japan) Sublicensed Wholesale and Retail Distribution Rights for Jewelry (Japan) Manufacturing and Wholesale and Retail Distribution Rights for Apparel, Handbags and Accessories, non-exclusive retail rights for Footwear (Korea) Manufacturing and Wholesale Distribution rights for Scarves, Handkerchiefs, Cold Weather Accessories and Umbrellas (Korea) Retail and Wholesale Distribution Rights for Apparel (Central America, South America, Caribbean, Dominican Republic) Retail Rights for Belts, Eyewear, Coats, Sleepwear, Socks, Scarves, Swimwear, Fragrances and Cosmetics if any such items are made available in the Territory, non-exclusive rights for Footwear, Handbags, Jewelry and Watches (Central America, South America, Caribbean, Dominican Republic) Retail Rights for Apparel, Belts, Sunglasses, Coats, Socks, Scarves, Swimwear, as well as Sleepwear, Fragrances if such items are made available in the Territory, non-exclusive rights for Footwear, Handbags, Jewelry and Watches (Saudi Arabia) Retail and Wholesale Distribution Rights for Apparel, non-exclusive rights for Belts, Sunglasses, Coats, Socks, Scarves, Swimwear, as well as Sleepwear, Fragrances if such items are made available in the Territory, Footwear, Handbags, Jewelry and Watches (China, Hong Kong, Indonesia, Macau, Malaysia, Singapore, Taiwan, Thailand) Retail Distribution Rights for Apparel, Belts, Scarves, Sleepwear and Socks, non-exclusive rights for Footwear, Handbags, Small Leather Goods, Eyewear, Jewelry and Watches (Philippines)
Anne Klein Coat	Outerwear, Wool Coats, Leather Outerwear, Rainwear (U.S., Canada)
Rachel Roy and *Rachel Rachel Roy*	Women's Outerwear (U.S.)

Brand	Category
International footwear and accessories retail/ wholesale distribution	*Nine West* and *Enzo Angiolini* retail locations (Bahrain, Jordan, Kuwait, Oman, Pakistan, Qatar, the United Arab Emirates) and *AK Anne Klein* retail locations and wholesale distribution rights for *AK Anne Klein* footwear and accessories (Bahrain, Kuwait, Oman, Qatar, the United Arab Emirates)
	Nine West and *AK Anne Klein* retail locations (Egypt, Lebanon, Saudi Arabia)
	Nine West retail locations and wholesale distribution rights for *Nine West, AK Anne Klein, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories and *Circa Joan & David* and *Mootsies Tootsies* footwear (Belize, Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, Panama)
	Nine West retail locations and wholesale distribution rights for *Nine West, Anne Klein, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories and *AK Anne Klein, Circa Joan & David* and *Mootsies Tootsies* footwear (Colombia, the Dominican Republic, Ecuador, French Guiana, Guyana, Suriname, Venezuela, the Caribbean Islands)
	Nine West and *AK Anne Klein* retail locations and wholesale distribution rights for *Nine West* and *AK Anne Klein* footwear and accessories (Bulgaria, Cyprus, Greece, Malta)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Chile, Peru, Uruguay), wholesale distribution rights for *Enzo Angiolini* footwear and accessories (Chile) and wholesale distribution rights for *Studio 9* footwear and accessories (Peru)
	Nine West, Enzo Angiolini, NW Nine West and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, NW Nine West* and *Easy Spirit* footwear and accessories (Cambodia, Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, the People's Republic of China, the Philippines, Singapore, Taiwan, Thailand, Vietnam)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (South Africa)
	Nine West, Enzo Angiolini and *Westies* retail locations, wholesale distribution rights for *Nine West* footwear and accessories and *Nine West Vintage America, Nine & Co, Enzo Angiolini, Westies, AK Anne Klein, Studio 9* and *Boutique 9* footwear, and manufacturing rights for *Westies* footwear (Mexico)
	Nine West retail locations (Turkey, Romania, Kazakhstan, Azerbaijan, Ukraine), *AK Anne Klein* and *Enzo Angiolini* retail locations (Turkey) and wholesale distribution rights for *Nine West, Enzo Angiolini, Circa Joan & David, Boutique 9* and *AK Anne Klein* footwear (Turkey)
	Nine West, AK Anne Klein and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, AK Anne Klein* and *Easy Spirit* footwear and accessories (Israel)
	Nine West retail locations, wholesale distribution rights for *Nine West, Enzo Angiolini, Easy Spirit, Bandolino, Nine & Co.* and *Westies* footwear and accessories and *AK Anne Klein, Circa Joan & David, Joan & David, B Brian Atwood* and *Mootsies Tootsies* footwear (Canada)
	Nine West retail locations and wholesale distribution rights for *Nine West, AK Anne Klein* and *Enzo Angiolini* footwear and accessories (Andorra, Portugal, Spain)
	Nine West retail locations (Poland, Russia)
	Nine West retail locations (France)
	Nine West and *Enzo Angiolini* retail locations and wholesale distribution rights for *Nine West* and *Enzo Angiolini* footwear and accessories (Australia, New Zealand)
	Nine West retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Bosnia-Herzegovina, Croatia, Czech Republic, Hungary, Macedonia, Montenegro, Serbia, Slovakia, Slovenia)
	Nine West retail locations (India)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Sydney, Melbourne and Brisbane, Australia)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Canada)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Qatar)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Germany)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Greece)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Indonesia)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Tel Aviv, Israel)

Brand	Category
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Forte dei Marmi, Italy)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Serravalle, Italy)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Torino, Italy)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Malaysia)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Mexico)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Moscow, Russia)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (St. Barth)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Zurich, Switzerland)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Korea)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (India)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (UAE, Kuwait and Bahrain)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Beijing, Nanjing and Zhengzhou, China)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Hong Kong and China)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Singapore)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Vietnam)
	Stuart Weitzman retail locations and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Taiwan and Macau)
	Stuart Weitzman retail location and wholesale distribution rights for *Stuart Weitzman* footwear and accessories (Philippines)
	Kurt Geiger retail locations (The United Arab Emirates, Qatar, Bahrain, Kuwait)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (The United Arab Emirates, Qatar, Bahrain, Kuwait)
	Miss KG wholesale distribution rights (The United Arab Emirates, Qatar, Bahrain, Kuwait)
	Kurt Geiger retail locations (Turkey)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (Turkey)
	Miss KG wholesale distribution rights (Turkey)
	Kurt Geiger retail locations (Lebanon)
	Kurt Geiger, KG and *Carvela* retail and wholesale distribution rights (Lebanon)
	Miss KG wholesale distribution rights (Lebanon)

Investment in GRI

We own a 25% equity interest in GRI, an international accessories and apparel brand management and retail-distribution network. GRI, which (including its franchisees) operated 1,176 points of sale in 12 Asian countries and France as of December 31, 2012, is the exclusive licensee of several of our brands in Asia, including *Nine West, Anne Klein, AK Anne Klein, Easy Spirit, Enzo Angiolini* and *Joan & David*. GRI also distributes other women's apparel, shoes and accessory brands.

Trademarks

We utilize a variety of trademarks which we own, including *Nine West, Jones New York, Jones New York Signature, Jones New York Sport, Jones New York Jeans, Jones Wear, Evan-Picone, Erika, Energie, Easy Spirit, Enzo Angiolini, Bandolino, Nine & Co., Westies, Pappagallo, Joan & David, Mootsies Tootsies, Napier, Judith Jack, Gloria Vanderbilt, GLO, l.e.i., Anne Klein, Anne Klein New York, AK Anne Klein, Kasper, Le Suit, Grane, Boutique 9, Stuart Weitzman, Kurt Geiger, KG, Miss KG, Carvela, Robert Rodriguez* and *Robbi & Nikki.* We have registered or applied for registration for these and other trademarks for use on a variety of items of apparel, footwear, accessories and/or related products and, in some cases, for retail store services, in the United States and certain other countries. The expiration dates of the United States trademark registrations for our material registered trademarks are as follows, with our other registered foreign and domestic trademarks expiring at various dates through 2030. Certain brands such as *Jones New York* are sold under several related trademarks; in these instances, the range of expiration dates is provided. All marks are subject to renewal in the ordinary course of business if no third party successfully challenges such registrations and, in the case of domestic and certain foreign registrations, applicable use and related filing requirements for the goods and services covered by such registrations have been met.

Trademark	Expiration Dates	Trademark	Expiration Dates	Trademark	Expiration Dates
Jones New York	2013-2022	*Nine & Co.*	2013-2022	*Kasper*	2021
Jones New York Sport	2013	*Napier*	2019	*Le Suit*	2018
Evan-Picone	2013-2018	*Judith Jack*	2022	*Joan & David*	2015
Nine West	2013-2022	*Energie*	2015-2019	*Mootsies Tootsies*	2013-2020
Easy Spirit	2013-2020	*Gloria Vanderbilt*	2014-2022	*Stuart Weitzman*	2013-2022
Enzo Angiolini	2015	*l.e.i.*	2016-2020	*Robert Rodriguez*	2018
Bandolino	2014-2021	*Anne Klein*	2015-2022		

We carefully monitor trademark expiration dates to provide uninterrupted registration of our material trademarks. We also license the *Givenchy, Rachel Roy, Rachel Rachel Roy, Jessica Simpson, Brian Atwood, B Brian Atwood, Rafe, Rafe New York* and *Lipsy* trademarks (see "Licensed Brands" above).

We also hold numerous patents expiring at various dates through 2021 (subject to payment of annuities and/or periodic maintenance fees) and have additional patent applications pending in the United States Patent and Trademark Office. We regard our trademarks and other proprietary rights as valuable assets which are critical in the marketing of our products. We vigorously monitor and protect our trademarks and patents against infringement and dilution where legally feasible and appropriate.

Employees

At December 31, 2012, we had approximately 6,250 full-time employees, consisting of approximately 4,860 in the U.S. and approximately 1,390 in foreign countries. This total includes approximately 1,910 in quality control, production, design and distribution positions, approximately 1,990 in administrative, sales, clerical and office positions and approximately 2,350 in our retail stores. We also employ approximately 5,540 part-time employees, of which approximately 5,430 work in our retail stores.

Approximately 60 of our employees located in Vaughan, Ontario are members of the Teamsters Local Union 847, which has a collective bargaining agreement with us expiring on March 31, 2015. Approximately 30 of our employees located in New York, New York are members of Workers United Locals 89-22-1 and 10, which have a collective bargaining agreement that expires on May 31, 2013. We consider our relations with our employees to be satisfactory.

ITEM 1A. RISK FACTORS

There are certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Risks and uncertainties that could adversely affect us include, without limitation, the following factors.

The success of our business depends on our ability to retain the heritage of and evolve our brands and to develop product offerings that resonate with our existing customers and attract new customers.

Our success depends, in large part, on our ability to consistently anticipate, gauge and respond to customers' demands and tastes and fashion trends in the design, pricing, style and production of our products. Any failure on our part to anticipate, identify and respond effectively to those demands, tastes and trends could adversely affect acceptance of our products. If that occurs, we may need to employ increased levels of markdowns or promotional sales to dispose of excess, slow-moving inventory or we may miss opportunities to increase sales, either of which would harm our business and profitability. Our success also depends on our ability to effectively define, protect, evolve and promote our brands to expand our customer base while continuing to appeal to our existing customers. Merchandise missteps could negatively impact the image of our brands with our customers and result in diminished loyalty to our brands, which would adversely impact our business.

The apparel, footwear and accessories industries are heavily influenced by general economic cycles that affect consumer spending. A prolonged period of depressed consumer spending would have a material adverse effect on us.

The apparel, footwear and accessories industries have historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that affect consumer spending habits, which could negatively impact our business. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest rates, fuel and energy costs, taxation and political conditions. A continuation or worsening of the current downturn in the economy may affect consumer purchases of our products and adversely impact our growth and profitability.

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on us.

The apparel, footwear and accessories industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on our ability to anticipate and respond promptly to changing consumer preferences and fashion trends in the design, styling and production of our products and in the merchandising and pricing of products in our retail stores. If we do not identify consumer preferences and fashion trends and respond appropriately with speed that fulfills customer needs, we may miss opportunities, and consumers may not purchase our products. This would result in reduced sales and profitability and in excess inventories, which would have a material adverse effect on us.

We believe that consumers in the United States are shopping less in department stores (our traditional distribution channel) and more in other channels, such as specialty shops, mid-tier locations and e-commerce websites where value is perceived to be higher. In response, our strategy involves adding new distribution channels, increasing investment in our core brands by focusing on design, quality and value and implementing new and enhanced retail systems. Despite our efforts to respond to these trends, there can be no assurance that these trends will not have a material adverse effect on us.

The loss of or a significant reduction of business with any of our largest customers would have a material adverse effect on us.

Our ten largest customer groups, principally department stores, accounted for approximately 48% of revenues in 2012. Macy's, Inc. accounted for approximately 18% of our 2012 gross revenues.

We believe that purchasing decisions are generally made independently by department store units within a customer group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to us of such concentration increases. A decision by the controlling owner of a customer group of department stores to modify those customers' relationships with us (for example, decreasing the amount of product purchased from us, modifying floor space allocated to apparel in general or our products specifically, or focusing on promotion of private label products rather than our products) could have a material adverse effect on us. Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. To the extent any of our key customers reduces the number of vendors and consequently does not purchase from us, this would have a material adverse effect on us.

In the future, retailers may have financial problems or consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could further increase the concentration of our customers. The loss of any of our largest customers, or the bankruptcy or material financial difficulty of any large customer, would have a material adverse effect on us. We do not have long-term contracts with any of our customers, and sales to customers generally occur on an order-by-order basis. As a result, customers can terminate their relationships with us at any time or under certain circumstances cancel or delay orders.

The apparel, footwear and accessories industries are highly competitive. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on us.

Apparel, footwear and accessories companies face competition on many fronts, including the following:

- establishing and maintaining favorable brand recognition;
- developing products that appeal to consumers;
- pricing products appropriately; and
- obtaining access to retail outlets and sufficient floor space.

There is intense competition in the sectors of the apparel, footwear and accessories industries in which we participate. We compete with many other manufacturers and retailers, some of which are larger and have greater resources than we do. Any increased competition could result in reduced sales or prices, or both, which could have a material adverse effect on us.

We compete primarily on the basis of fashion, price and quality. We believe our competitive advantages include our ability to anticipate and respond quickly to changing consumer demands, our brand names and range of products and our ability to operate within the industries' production and delivery constraints. Furthermore, our established brand names and relationships with retailers have resulted in a loyal following of customers.

We believe that, during the past few years, major department stores and specialty retailers have been increasingly sourcing products from suppliers who are well capitalized or have established reputations for delivering quality merchandise in a timely manner. However, there can be no assurance that significant new competitors will not develop in the future.

We also provide design and manufacturing resources to several of our wholesale customers to develop product lines to be sold under their own private labels. These and other private label lines compete directly with our product lines and may receive more prominent positioning on the retail floor by department stores. While this creates more competition, we believe that national brands are often preferred by the consumer.

We depend on our ability to attract and retain key personnel.

Our executive officers and other members of senior management have substantial experience and expertise in our business. Our success depends to a significant extent both upon the continued services of these individuals as well as our ability to attract, hire, motivate and retain additional talented and highly qualified management, as well as key personnel in our design, merchandising, marketing and other functions to execute management's strategic initiatives, in the future. Competition for key executives in the apparel, footwear and accessories industries is intense, and our operations and the execution of our business strategies could be adversely affected if we cannot attract and retain qualified executives and other key personnel.

Our reliance on independent manufacturers could cause delay and damage our reputation and customer relationships.

We rely upon independent third parties for the manufacture of our products. A manufacturer's failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may drive customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. This could damage our reputation. We do not have long-term written agreements with any of our third party manufacturers. As a result, any of these manufacturers may unilaterally terminate their relationships with us at any time.

Although we have an active program to train our independent manufacturers in, and monitor their compliance with, our labor and other factory standards, any failure by those manufacturers to comply with our standards or any other divergence in their labor or other practices from those generally considered ethical in the United States and the potential negative publicity relating to any of these events could materially harm us and our reputation.

The extent of our foreign sourcing and contract manufacturing may adversely affect our business.

Nearly all of our products are manufactured outside of North America. The following may adversely affect foreign operations:

- political instability in countries where contractors and suppliers are located;
- imposition of regulations and quotas relating to imports;
- imposition of duties, taxes and other charges on imports;
- significant fluctuation of the value of the U.S. Dollar, Euro and Pound against other foreign currencies;
- labor shortages in countries where contractors and suppliers are located; and
- restrictions on the transfer of funds to or from foreign countries.

As a result of our foreign sourcing, our domestic business is subject to the following risks:

- a reduction in available manufacturing capacity, resulting from the closing of foreign factories that have experienced substantial declines in orders;
- uncertainties of sourcing associated with an environment in which general quota has been eliminated on apparel products pursuant to the World Trade Organization Agreement;
- reduced manufacturing flexibility because of geographic distance between us and our foreign manufacturers, increasing the risk that we may have to mark down unsold inventory as a result of misjudging the market for a foreign-made product;
- increases in manufacturing costs in the event of a decline in the value of the U.S. Dollar or Euro against major world currencies, particularly the Chinese Yuan, and higher labor and commodity costs being experienced by our foreign manufacturers in China; and
- violations by foreign contractors of labor and wage standards and resulting adverse publicity.

Our expansion into the European market exposes us to uncertain economic conditions in the Euro zone.

Demand for our products depends in part on the general economic conditions affecting the countries in which we do business. With the acquisitions of SWH and Kurt Geiger, we have significantly expanded our presence in the European market. Recently, the economic situation in Europe has been particularly unstable, arising from concerns that certain European countries may default in payments due on their national debt obligations and from related European financial restructuring efforts. If such defaults were to occur, or if European financial restructuring efforts create their own instability, declines in the value of the Euro may continue, and current instability in the global credit markets may increase. Continued financial instability in Europe could adversely affect our European customers and suppliers and, in turn, could have a material adverse effect on us.

Fluctuations in the price, availability and quality of raw materials could cause delay and increase costs.

Fluctuations in the price, availability and quality of the fabrics or other raw materials used by us in our manufactured apparel and in the price of materials used to manufacture our footwear and accessories could have a material adverse effect on our cost of sales or our ability to meet our customers' demands. The prices for such fabrics and materials depend largely on the market prices for the raw materials used to produce them, particularly cotton, leather and synthetics. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including crop yields and weather patterns. In the future, we may not be able to pass all or a portion of such higher raw materials prices on to our customers.

The loss or infringement of our trademarks and other proprietary rights could have a material adverse effect on us.

We believe that our trademarks and other proprietary rights are important to our success and competitive position. Accordingly, we devote substantial resources to the establishment and protection of our trademarks on a worldwide basis. There can be no assurances that such actions taken to establish and protect our trademarks and other proprietary rights will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violative of their trademarks and proprietary rights. Moreover, there can be no assurances that others will not assert rights in, or ownership of, our trademarks and other proprietary rights or that we will be able to successfully resolve such conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States. The loss of such trademarks and other proprietary rights, or the loss of the exclusive use of such trademarks and other proprietary rights, could have a material adverse effect on us. Any litigation regarding our trademarks could be time-consuming and costly.

Any inability to identify acquisition candidates (or to integrate acquired businesses successfully) could have a material effect on our future growth.

A significant part of our historical growth has depended on our ability to identify acquisition candidates and, in a competitive environment for such acquisitions, acquire such businesses on reasonable financial and other terms. Difficulties in integrating the organizations and operations of any acquired businesses into our existing organization and operations could have a material adverse effect on us and could damage our reputation.

The current state of the economy and the tightening of commercial credit markets may impair our ability to obtain capital on favorable terms.

We rely on our revolving credit facilities for backing the issuance of trade letters of credit and other supply chain purposes, and also from time to time for cash borrowings for working capital and general corporate purposes. Our current $650 million revolving credit facility matures on April 28, 2016. The loss of the use of this facility or the inability to replace this facility when it expires could materially impair our ability to purchase product from our network of independent foreign manufacturers. In addition, considering the uncertainties of the present economic environment, it is possible, in general, that one or more committed lenders would not meet its obligations to lend to borrowers, and there is no assurance we would be able to replace any such lender.

We rely on our licensing partners to preserve the value of our brands.

During 2012, $46.2 million of our revenues were derived from licensing royalties. Although we generally have significant control over our licensees' products and advertising, we rely on our licensees for, among other things, operational and financial controls over their businesses. Failure of our licensees to successfully market licensed products or our inability to replace existing licensees, if necessary, could adversely affect our revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products. Risks are also associated with a licensee's ability to:

- obtain capital;
- manage its labor relations;
- maintain relationships with its suppliers;
- manage its credit risk effectively; and
- maintain relationships with its customers.

In addition, we rely on our licensees to help preserve the value of our brands. Although we make every attempt to protect our brands through, among other things, approval rights over design, production processes and quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our brands by our licensees. The misuse of a brand by a licensee could have a material adverse effect on that brand and on us.

We have entered into license agreements to use the trademarks of others. Loss of a license could have an adverse effect on us.

Our business strategy is based on offering our products in a variety of brands, channels and price points. This strategy is designed to provide stability should market trends shift. As part of this strategy we license the names and brands of recognized designers and celebrities, including Givenchy, Rachel Roy, Jessica Simpson, Brian Atwood, Rafe and Lipsy. In entering into these license agreements, we target our products towards certain market segments based on consumer demographics, design, suggested pricing and channel of distribution in order to minimize competition with our own brands and maximize profitability. If any of our licensors determines to introduce similar products under similar brand names or otherwise change the parameters of design, pricing, distribution or target market, we could experience a significant downturn in that brand's business, adversely affecting our sales and profitability. In addition, as products may be personally associated with these designers and celebrities, our sales of those products could be materially and adversely affected if any of those individual's images, reputations or popularity were to be negatively impacted.

A security or privacy breach could adversely affect us.

We are dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In the normal course of our business, we collect, process and retain sensitive and confidential information pertaining to our customers, our employees and other third parties. We, and our third-party service providers, have systems and processes in place that are designed to protect information and protect against security and data breaches. Despite these safeguards, our systems and processes may be vulnerable to security breaches, acts of vandalism, computer viruses, lost data, inadvertent data disclosure or other similar events. Any failure to protect the confidential data of our customers, employees or third parties could damage our reputation and customer relationships, expose us to the costs and risks of litigation and possible liability, disrupt our operations and adversely impact our business.

Extreme or unseasonable weather conditions could adversely affect our business.

Extreme weather events and changes in weather patterns can influence customer trends and shopping habits. Extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season may diminish demand for our seasonal merchandise. Heavy snowfall, hurricanes or other severe weather events in the areas in which our retail stores and the retail stores of our wholesale customers are located may decrease customer traffic in those stores and reduce our sales and profitability. If severe weather events were to force closure of or disrupt operations at the distribution centers we use for our merchandise, we could incur higher costs and experience longer lead times to distribute our products to our retail stores, wholesale customers or e-commerce customers. If prolonged, such extreme or unseasonable weather conditions could adversely affect our business, financial condition and results of operations.

Our business and performance will be affected by our ability to implement our strategic initiatives to enhance profitability.

One of our key business objectives is enhancing profitability. To support that goal, we have identified the following long-term strategic plans: revitalizing our core brands; investing in emerging brands; expanding our international footprint; improving direct-to-consumer performance; and achieving excellence in our operations. Our ability to execute these strategies successfully and achieve our projected results is subject to various risks and uncertainties affecting our business generally, which are described elsewhere under this "Risk Factors" section, and the inherent challenges in managing and carrying out the change necessary to implement long-term strategic plans. The risks and uncertainties in successfully implementing these strategies include, but are not limited to, those listed below. Accordingly, there can be no assurance that our long-term strategic plans will be successful or will result in enhanced profitability.

- Revitalizing our core brands involves retaining the heritage of and evolving those brands to increase demand for our products. In part, we are pursuing this goal by transitioning from product category management to brand management to achieve harmonized design across product categories and build stronger emotional brand connections with our customers. Implementing this strategy also depends upon our ongoing ability to develop product offerings that resonate with our existing customers and attract new customers, and to effectively communicate distinctive brand identities through merchandising and innovative marketing.

- Investing in emerging brands depends on our ability to identify appropriate brands with good prospects for growth, acquire those brands or invest in associated businesses on reasonable financial and other terms, successfully nurture the growth of such brands into expanded product categories and/or additional markets, and efficiently integrate the organization and operations of such businesses into our existing organization and operations.

- Expanding our international footprint depends on our ability to accurately assess the demographics, consumer fashion preference and demand, and retail environment in new geographic markets, to develop successful distribution strategies, structures and alliances in appropriate markets, and to secure suitable retail locations on reasonable financial and other terms. Our success in expanding internationally also depends on general economic conditions affecting the countries into which we expand and the competition we may face from wholesalers and retailers with more operating experience in those locations.

- Improving direct-to-consumer performance depends on our ability to create compelling retail environments in our stores and on e-commerce websites through changes in layout and merchandise assortments, to apply appropriate pricing strategies and to manage inventory levels. If any increased capital investments in our stores, websites, distribution facilities and information technology systems necessary to execute this strategy do not result in increased sales or improved gross margins, our results of operations could be unfavorably affected.

- Achieving excellence in our operations depends on our ongoing ability to improve operating flexibility and efficiency and reduce costs by, among other things, leveraging our supply chain and strategic relationships with manufacturers, third-party logistics providers and retail vendors to optimize our cost structure and enhance speed to market, developing and implementing better buying and planning processes, and maintaining and enhancing our information and other support systems and controls to improve product development cycle times and control inventory.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

The general location, use and approximate size of our principal properties are set forth below:

Location	Owned/ Leased	Use	Approximate Area in Square Feet (1)(2)
Bristol, Pennsylvania	leased	Administrative and computer services	172,600
New York, New York	leased	Administrative, executive and sales offices	724,770
Vaughan, Canada	leased	Administrative offices and distribution warehouse	125,000
Lawrenceburg, Tennessee	owned	Distribution warehouses	1,223,800
South Hill, Virginia	leased	Distribution warehouses	823,040
White Plains, New York	leased	Administrative offices	132,200
West Deptford, New Jersey	leased	Distribution warehouses	988,400
London, United Kingdom	leased	Administrative offices	48,890
Alicante, Spain	leased	Administrative offices	7,500

(1) Including mezzanine where applicable.
(2) Excludes subleased square footage.

We sublease a 234,000 square foot office building in White Plains, New York to an independent third party. Our lease of the building runs until February 1, 2022.

We also sublease certain office space totaling 23,400 square feet in New York, New York to several independent third parties.

We lease approximately 715,250 square feet of warehouse facilities in Goose Creek, South Carolina which are currently subleased to independent third parties.

Our retail stores are leased pursuant to long-term leases, typically five to ten years for outlet stores and seven to ten years for specialty stores. Certain leases allow us to terminate our obligations after a predetermined period (generally one to three years) in the event that a particular location does not achieve specified sales volume, and some leases have options to renew. Many leases include clauses that provide for contingent payments based on sales volumes, and many leases contain escalation clauses for increases in operating costs and real estate taxes.

We believe that our existing facilities are well maintained, in good operating condition and that our existing and planned facilities will be adequate for our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

We have been named as a defendant in various actions and proceedings arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse financial effect on us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Office
Wesley R. Card	65	Chief Executive Officer
Richard Dickson	44	President and Chief Executive Officer - Branded Businesses
Ira M. Dansky	67	Executive Vice President, General Counsel and Secretary
John T. McClain	51	Chief Financial Officer
Christopher R. Cade	45	Executive Vice President, Chief Accounting Officer and Controller

Mr. Card was named Chief Executive Officer on July 12, 2007. Mr. Card was also our President from July 12, 2007 to February 7, 2010. Prior to July 12, 2007, Mr. Card had been our Chief Operating Officer since March 2002. He had also been appointed Chief Financial Officer in March 2007, a position he previously held from 1990 to March 2006.

Mr. Dickson was named President and Chief Executive Officer - Branded Businesses on February 8, 2010. Prior to joining us, Mr. Dickson served as General Manager and Senior Vice President, Barbie at Mattel, Inc. from September 2008 to February 2010, as Senior Vice President, Marketing, Media & Entertainment Worldwide, Mattel Brands from August 2005 to September 2008 and as Senior Vice President, Mattel Brands Consumer Products from May 2003 to August 2005.

Mr. Dansky has been our General Counsel since 1996 and our Secretary since January 2001. He was elected an Executive Vice President in March 2002.

Mr. McClain became our Chief Financial Officer on July 16, 2007. Prior to joining us, Mr. McClain served as Chief Accounting Officer of Avis Budget Group, Inc. (formerly Cendant Corporation), a position he assumed in July 2006. From 1999 to July 2006, Mr. McClain served as Senior Vice President, Finance and Corporate Controller for Cendant Corporation.

Mr. Cade was named Executive Vice President, Chief Accounting Officer and Controller on December 17, 2007. Prior to joining us, Mr. Cade served as Senior Vice President, Chief Accounting Officer and Controller of Realogy Corporation (formerly Cendant Corporation), a position he assumed in August 2006. From June 2004 through July 2006, Mr. Cade served as Vice President, Corporate Finance, of Cendant Corporation.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Price range of common stock:				
2012				
High	$12.63	$13.12	$13.98	$13.97
Low	$8.13	$8.85	$9.48	$10.42
2011				
High	$16.02	$15.02	$13.30	$12.43
Low	$11.88	$9.97	$9.00	$8.00
Dividends paid per share of common stock:				
2012	$0.05	$0.05	$0.05	$0.05
2011	$0.05	$0.05	$0.05	$0.05

Our common stock is traded on the New York Stock Exchange under the symbol "JNY." The above figures set forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange Composite Tape. The last reported sale price per share of our common stock on February 21, 2013 was $11.55, and on that date there were 469 holders of record of our common stock. However, many shares are held in "street name;" therefore, the number of holders of record may not represent the actual number of shareholders.

Annual CEO Certification

The Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted to the New York Stock Exchange on May 23, 2012.

Issuer Purchases of Equity Securities

The following table sets forth the repurchases of our common stock for the fiscal quarter ended December 31, 2012.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
September 30, 2012 to October 27, 2012	70,000	$11.72	70,000	$180,600,219
October 28, 2012 to November 24, 2012	440,000	$10.45	440,000	$175,539,840
November 25, 2012 to December 31, 2012	356,510	$11.57	356,510	$171,413,833
Total	866,510	$11.55	866,510	$171,413,833

These purchases were made under a program announced on September 6, 2007 for $500.0 million. This program has no expiration date.

Comparative Performance

The SEC requires us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity market index and (ii) a published industry index or peer group. The following chart compares the performance of our common stock with that of the S&P 500 Composite Index and the S&P 500 Apparel, Accessories & Luxury Goods Index, assuming an investment of $100 on December 31, 2007 in each of our common stock, the stocks comprising the S&P 500 Composite Index and the stocks comprising the S&P 500 Apparel, Accessories & Luxury Goods Index and the reinvestment of dividends.



COMPARISON OF CUMULATIVE TOTAL RETURN
$250
$200
$150
$100
$50
$0
2007
2008
2009
2010
2011
2012
$100
$66
$63
$39
$109
$108
$80
$152
$107
$92
$189
$94
$74
$194
$109
$79
The Jones Group
S&P500
S&P500 Apparel, Accessories & Luxury Goods Index

ITEM 6. SELECTED FINANCIAL DATA

The following financial information is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Report. The selected consolidated financial information presented below is derived from our audited Consolidated Financial Statements for each of the five years in the period ended December 31, 2012.

(All amounts in millions except per share data)

Year Ended December 31,	2012	2011	2010	2009	2008
Income Statement Data					
Net sales	$ 3,750.6	$ 3,734.0	$ 3,593.5	$ 3,279.7	$ 3,562.6
Licensing income	46.2	50.2	48.3	46.8	52.1
Other revenues	1.3	1.1	0.9	0.9	1.7
Total revenues	3,798.1	3,785.3	3,642.7	3,327.4	3,616.4
Cost of goods sold	2,427.4	2,440.1	2,387.2	2,181.5	2,440.2
Gross profit	1,370.7	1,345.2	1,255.5	1,145.9	1,176.2
Selling, general and administrative expenses	1,226.9	1,173.2	1,073.0	1,008.7	1,069.2
Trademark impairments	21.5	31.5	37.6	28.7	25.2
Goodwill impairment	47.6	-	-	120.6	813.2
Operating income (loss)	74.7	140.5	144.9	(12.1)	(731.4)
Interest income	0.6	0.9	1.5	2.8	7.5
Interest expense and financing costs	145.7	74.2	60.4	55.6	49.1
Loss and costs associated with repurchase of 4.250% Senior Notes	-	-	-	1.5	-
Gain on sale of interest in Australian joint venture	-	-	-	-	0.8
Equity in earnings (loss) of unconsolidated affiliates	2.5	3.9	(0.9)	(3.7)	(0.7)
(Loss) income from continuing operations before (benefit) provision for income taxes	(67.9)	71.1	85.1	(70.1)	(772.9)
(Benefit) provision for income taxes	(12.9)	19.6	30.7	16.2	(6.6)
(Loss) income from continuing operations	(55.0)	51.5	54.4	(86.3)	(766.3)
Income from discontinued operations, net of tax (1)	-	-	-	-	0.9
Net (loss) income	(55.0)	51.5	54.4	(86.3)	(765.4)
Less: income attributable to noncontrolling interest	1.1	0.8	0.6	0.3	-
(Loss) income attributable to Jones	$ (56.1)	$ 50.7	$ 53.8	$ (86.6)	$ (765.4)
Per Share Data					
Basic (loss) earnings per share					
(Loss) income from continuing operations attributable to Jones	$ (0.72)	$ 0.62	$ 0.63	$ (1.02)	$ (9.05)
Income from discontinued operations attributable to Jones	-	-	-	-	0.01
Basic (loss) earnings per share attributable to Jones	$ (0.72)	$ 0.62	$ 0.63	$ (1.02)	$ (9.04)
Diluted (loss) earnings per share					
(Loss) income from continuing operations attributable to Jones	$ (0.72)	$ 0.61	$ 0.62	$ (1.02)	$ (9.05)
Income from discontinued operations attributable to Jones	-	-	-	-	0.01
Diluted (loss) earnings per share attributable to Jones	$ (0.72)	$ 0.61	$ 0.62	$ (1.02)	$ (9.04)
Dividends declared per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.56
Weighted average common shares outstanding					
Basic	74.9	79.6	82.1	81.7	82.9
Diluted	74.9	81.3	82.6	81.7	82.9

December 31,	2012	2011	2010	2009	2008
Balance Sheet Data					
Working capital	$ 644.5	$ 575.5	$ 719.4	$ 741.1	$ 693.6
Total assets	2,595.5	2,715.3	2,332.4	2,025.0	2,427.5
Short-term debt and current portion of long-term debt and capital lease obligations	2.2	2.0	1.8	2.6	253.1
Long-term debt, including capital lease obligations	955.7	854.7	535.1	526.4	528.9
Total equity (2)	1,005.7	1,089.4	1,138.3	1,092.5	1,182.2

(1) On September 6, 2007, we sold Barneys New York, Inc. In 2008, we reached final settlement on certain liabilities remaining from the sale, resulting in an additional after-tax gain of $0.9 million.

(2) The decreases between 2008 and 2009 and between 2010 and 2012 are primarily the result of the impairments of goodwill and indefinite-lived trademarks.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information and analysis of our results of operations from 2010 through 2012, and our liquidity and capital resources. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere herein.

Executive Overview

We design, contract for the manufacture of and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for women and children and women's and men's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty stores, department stores, mass merchandisers and international concession arrangements, primarily in the United States, Canada and Europe. We also operate our own network of retail and factory outlet stores and several e-commerce web sites. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

Significant highlights from the discussion and analysis of our results of operations for 2012 are as follows:

- total revenues were $3.8 billion, an increase of $12.8 million from a year ago;
- gross profit, as a percent of sales, increased to 36.1% from 35.5% a year ago;
- operating income was $74.7 million, a decrease of $65.8 million from a year ago;
- we recorded goodwill and trademark impairments of $69.1 million, compared with $31.5 million a year ago; and
- diluted loss per share was $0.72, compared with earnings per share of $0.61 from a year ago.

During 2012, the following significant events took place:

- on February 17, 2012, we announced the creation of The Jones Group Fashion Office to support the growth of core and emerging brands;
- on July 2, 2012, we acquired an 80% interest in *Brian Atwood*-related intellectual property from BA Holding Group, Inc., BKA International, Inc. and Brian Atwood, we acquired 100% of the equity interests in Atwood Italia S.r.l., and we acquired certain assets and assumed certain liabilities of Brian Atwood, Ltd. (collectively, "Brian Atwood"); and
- on September 25, 2012, we issued an additional $100.0 million of 6.875% Senior Notes due 2019 (the "2019 Notes").

Trends

The uncertain economic and political environments have resulted in fluctuating consumer confidence. Fluctuating energy, gasoline and other prices are impacting consumers' discretionary income. This may lead to reduced consumer spending, which could affect our net sales and our future profitability. We also believe that several significant trends are occurring in the apparel, footwear and accessories industry. We believe that commodity, labor and transportation costs may increase in the future. We may be limited in our ability to increase our selling prices to offset these increases. Should the consumer not accept higher retail prices for our products, our margins could be adversely affected.

We believe a trend exists among our major customers to expand the differentiation of their offerings and to achieve strategic advantages over competitors by devoting more resources to the development of exclusive products—whether products that the retailer designs under brands that it owns (private labels) or products produced exclusively for the retailer by national brand manufacturers. Retailers are placing more emphasis on developing their brand images and building strong images for their private label merchandise. Exclusive brands, as the term implies, are only available from a specific retailer, and thus customers loyal to these brands can only find them in the stores of that retailer. We have responded to this trend by leveraging our design, production and marketing capabilities to develop and provide private label products for certain customers and to provide products under certain of our brands exclusively to select customers, such as providing *l.e.i.* products exclusively to Walmart, *Rachel Rachel Roy* products exclusively to Macy's in the U.S. and *GLO* products exclusively to Kmart. While the private label lines compete directly with our product lines and may receive more prominent positioning on the retail floor by department stores, creating more competition, we believe that national brands are often preferred by the consumer.

Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. In the future, retailers may have financial problems or continue to consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could increase the concentration of our customers. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and credit lines and the ongoing financial performance and credit status of our customers.

Consumers are increasing their purchasing of apparel, footwear and accessories through e-commerce web sites. Through our web sites, we market either footwear and accessories, apparel or a combination of these products, primarily under their respective brand names. The selection of products is substantially consistent with the product offerings in our corresponding retail store concepts. Our e-commerce systems allow us to fulfill customer orders from inventory at our retail store locations if the items are not available at our distribution center.

The European sovereign debt crisis has negatively affected the financial markets in Europe. These conditions have resulted in fluctuating consumer and business confidence and spending in many countries in Europe (including the United Kingdom), where we derive a significant portion of our revenue, resulting in decreased profitability in our *Kurt Geiger* international retail business. As a result, we have determined the goodwill associated with that business is impaired, and we recorded a $47.6 million goodwill impairment charge and a $5.6 million impairment charge related to acquired wholesale customer relationships in 2012 (see "Critical Accounting Policies"). A continuation or worsening of the European sovereign debt crisis could have a further negative effect on our European retail operations, as well as on the businesses of our European wholesale customers, suppliers, and partners.

Retail store closings

We continue to review our retail operations for underperforming locations. As a result of these reviews, we have decided to close domestic retail locations that no longer provide strategic benefits. During 2010, 2011 and 2012, we closed 191, 96 and 103 locations, respectively, and anticipate closing additional locations in 2013. We recorded $3.0 million, $1.6 million and $1.7 million of termination benefits and associated employee costs during 2010, 2011 and 2012, respectively. In connection with our decision to close these stores, we reviewed the associated long-term assets for impairments. As a result of these reviews, we recorded $9.0 million, $8.0 million and $0.8 million of impairment losses in 2010, 2011 and 2012, respectively, on leasehold improvements and furniture and fixtures located in the stores to be closed. These costs are reported as selling, general and administrative ("SG&A") expenses in the domestic retail segment.

Acquisition of Brian Atwood

On July 2, 2012, we acquired Brian Atwood. The purchase price was $5.5 million. We pursued the acquisition of Brian Atwood to increase our international presence and further extend our reach into the designer footwear business. Brian Atwood's wholesale footwear business is reported in our international wholesale segment.

Critical Accounting Policies

Several of our accounting policies involve significant or complex judgments and uncertainties and require us to make certain critical accounting estimates. We consider an accounting estimate to be critical if it requires us to make assumptions that are subjective in nature or are about matters that were highly uncertain at the time the estimate was made. The estimates with the greatest potential effect on our results of operations and financial position include the collectibility of accounts receivable, the recovery value of obsolete or overstocked inventory and the fair values of goodwill, intangible assets with indefinite lives and acquisition consideration liabilities. Estimates related to accounts receivable and inventory affect all of our segments. Estimates related to goodwill affect our domestic wholesale sportswear, international wholesale and international retail segments. Estimates related to intangible assets with indefinite lives affect our domestic footwear and accessories, international wholesale, international retail, licensing, other and eliminations segment.

For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers to flow goods through the retail channels, and the possibility of non-collection due to the financial position of our customers. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels. Historically, actual results in these areas have not been materially different than our estimates, and we do not anticipate that our estimates and assumptions are likely to materially change in the future. However, if we incorrectly anticipate trends or unexpected events occur, our results of operations could be materially affected.

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired. Accounting rules generally require that we test at least annually for possible goodwill impairment. We test our goodwill and our intangible assets with indefinite lives for impairment on an annual basis (during our fourth fiscal quarter) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an asset below its carrying value. We test goodwill at the segment level where acquired businesses have been fully integrated into our existing structure and at one level below the segment level where acquired businesses have not been fully integrated. As a result of the 2012 impairment analysis, we determined that the goodwill balance existing in our international retail segment related to Kurt Geiger was impaired as a result of decreases in projected revenues, profitability and cash flows for the business. Accordingly, we recorded an impairment charge of $47.6 million. There were no impairment charges as a result of the 2011 or 2010 impairment analyses.

We perform our annual impairment test for indefinite-lived intangible assets during the fourth fiscal quarter of the year. As a result of the 2012, 2011 and 2010 impairment analyses, we recorded trademark impairment charges of $21.5 million, $31.5 million and $37.6 million, respectively, as a result of decreases in projected revenues and cash flows for certain brands. All trademark impairment charges are reported as SG&A expenses in the licensing, other and eliminations segment. We also determined that an acquired customer relationship intangible asset from the acquisition of KG Group Holdings Limited ("Kurt Geiger") was impaired due to decreases in projected wholesale revenues, and we recorded a $5.6 million impairment charge. This impairment charge is reported as an SG&A expense in the international wholesale segment. For more information, see "Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements.

We test both our goodwill and our trademarks for impairment by utilizing discounted cash flow models to estimate their fair values. These cash flow models involve several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trademark valuations; (iii) projected average revenue growth rates used in the reporting unit and trademark models; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic and market conditions as well as expectations of management and may change in the future based on period-specific facts and circumstances. Based on our latest annual testing, the following table shows the assumptions we used to derive our fair value estimates and the hypothetical additional impairment charge for goodwill and trademarks resulting from a one percentage point unfavorable change in the discount rate assumption and a 10% unfavorable change in each of our other fair value assumptions (dollar amounts in millions).

	Assumptions		Effect of unfavorable change	
	Goodwill	Trademarks	Goodwill	Trademarks
Discount rates	12.0%	12.0%	$ 7.3	$ 3.7
Royalty rates	--	1.0% - 8.0%	$ -	$ 6.3
Weighted-average revenue growth rates	5.4%	6.2%	$ 9.0	$ 1.8
Long-term growth rates	3.0%	0% - 3.0%	$ 5.2	$ 0.7

At December 31, 2012, we had $215.3 million of goodwill, of which $46.7 million has been assigned to the domestic sportswear segment, $49.8 million has been assigned to the domestic wholesale footwear and accessories segment, $113.5 million has been assigned to the international wholesale segment and $5.3 million has been assigned to the international retail segment. The fair value of each operating segment other than our international retail segment significantly exceeded the segment's carrying value at December 31, 2012. We also have $704.7 million of indefinite-lived trademarks. Should economic conditions and trends (such as reduced consumer spending or the failure to achieve projected results) deteriorate throughout 2013 and beyond, especially in the United Kingdom and the U.S., the carrying values of trademarks and goodwill could become further impaired.

At December 31, 2012, we had a total of $36.3 million accrued for the remaining contingent consideration payments relating to the acquisitions of Moda Nicola International, LLC ("Moda") and Stuart Weitzman Holdings, LLC ("SWH"). These liabilities represent the present value, discounted at our weighted-average cost of capital, of the projected payments based on: (i) for Moda, projected revenues and probability-weighted gross margins for the years 2011 through 2014, and (ii) for SWH, earnings before interest, taxes, depreciation and amortization (as defined in the acquisition agreement) for 2012. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances.

Other than the assumptions used in the impairment testing of our goodwill and trademarks, we have not made any material changes to any of our critical accounting estimates in the last three years. Our senior management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

Results of Operations

Statements of Operations Stated in Dollars and as a Percentage of Total Revenues

(In millions)	2012		2011		2010	
Net sales	$ 3,750.6	98.7%	$ 3,734.0	98.6%	$ 3,593.5	98.6%
Licensing income	46.2	1.2	50.2	1.3	48.3	1.4
Other revenues	1.3	0.0	1.1	0.0	0.9	0.0
Total revenues	**3,798.1**	**100.0**	**3,785.3**	**100.0**	**3,642.7**	**100.0**
Cost of goods sold	2,427.4	63.9	2,440.1	64.5	2,387.2	65.5
Gross profit	**1,370.7**	**36.1**	**1,345.2**	**35.5**	**1,255.5**	**34.5**
Selling, general and administrative expenses	1,226.9	32.3	1,173.2	31.0	1,073.0	29.5
Trademark impairments	21.5	0.6	31.5	0.8	37.6	1.0
Goodwill impairment	47.6	1.3	-	-	-	-
Operating income	**74.7**	**2.0**	**140.5**	**3.7**	**144.9**	**4.0**
Interest income	0.6	0.0	0.9	0.0	1.5	0.0
Interest expense and financing costs	145.7	3.8	74.2	2.0	60.4	1.7
Equity in income (loss) of unconsolidated affiliate	2.5	0.1	3.9	0.1	(0.9)	(0.0)
(Loss) income before (benefit) provision for income taxes	**(67.9)**	**(1.8)**	**71.1**	**1.9**	**85.1**	**2.3**
(Benefit) provision for income taxes	(12.9)	(0.3)	19.6	0.5	30.7	0.8
Net (loss) income	**(55.0)**	**(1.4)**	**51.5**	**1.4**	**54.4**	**1.5**
Less: income attributable to noncontrolling interest	1.1	0.0	0.8	0.0	0.6	0.0
(Loss) income attributable to Jones	**$ (56.1)**	**(1.5)%**	**$ 50.7**	**1.3%**	**$ 53.8**	**1.5%**

Percentage totals may not add due to rounding.

2012 Compared with 2011

Revenues. Total revenues for 2012 were $3.80 billion, compared with $3.79 billion for 2011, an increase of 0.3%. Revenues by segment were as follows:

(In millions)	2012	2011	Increase (Decrease)	Percent Change
Domestic wholesale sportswear	$ 782.0	$ 892.3	$ (110.3)	(12.4%)
Domestic wholesale jeanswear	746.7	773.7	(27.0)	(3.5)
Domestic wholesale footwear and accessories	919.7	848.0	71.7	8.5
Domestic retail	584.6	631.2	(46.6)	(7.4)
International wholesale	330.0	329.5	0.5	0.2
International retail	388.9	260.4	128.5	49.3
Licensing and other	46.2	50.2	(4.0)	(8.0)
Total revenues	$ 3,798.1	$ 3,785.3	$ 12.8	0.3%

Domestic wholesale sportswear revenues decreased $110.3 million, primarily due to decreased revenues in both our *Jones New York-* and *Anne Klein*-related sportswear and dress product lines (resulting from reduced shipments of both brands to lower-performing retail doors and the discontinuation of the *j Jones New York* and *Anne Klein New York* brands), our *Joneswear* product lines (resulting from the discontinuation of this business due to a change in retail strategy at J.C. Penney ("Penney's")), our *Evan-Picone* product lines (resulting from reduced shipments of suits and moderate sportswear to lower-performing retail doors) and our *Le Suit* product line (resulting from poor product performance at the retail level). These decreases were partially offset by increased revenues in our *Kasper* suit separates and sportswear lines and our *Rachel Roy* product line (resulting from positive product performance at the retail level and shipments to additional doors) and increased revenues in our special market product lines from expanded programs in the club business.

Domestic wholesale jeanswear revenues decreased $27.0 million, primarily due to reduced shipments of our *l.e.i.* product line in the first half of 2012 (resulting from a challenging retail environment), our *Gloria Vanderbilt* and *Erika* product lines (resulting from the change in Penney's retail strategy), our *Grane* product line (resulting from poor product performance at the retail level), our *Bandolino* product line (resulting from a change in retail strategy at Macy's, Inc.) and our *Energie* product line (resulting from a continued challenging retail climate in the moderate junior zone and product assortment issues). These decreases were partially offset by increased shipments of our *Nine West* denim product line (resulting from additional club and special markets business) and our *Jessica Simpson* product line (resulting from positive product performance at the retail level and new product extensions).

Domestic wholesale footwear and accessories revenues increased $71.7 million, primarily due to increased shipments of our *Nine West* and *AK Anne Klein* handbag and jewelry product lines (resulting from positive performance at the retail level and increase in our jewelry market share as a result of a competitor's exit), the launch of our *B Brian Atwood* and *Rachel Roy* footwear product lines in fall 2011 and 2012, respectively, and increased shipments of our *Easy Spirit, Nine West, Bandolino, Enzo Angiolini, Anne Klein, Stuart Weitzman* and private label footwear product lines (all resulting from positive performance at the retail level). These increases were partially offset by reduced shipments of our *Mootsies Tootsies* and *Boutique 9* footwear product lines (resulting from poor performance at the retail level) and by the conversion of our children's footwear wholesale business to a licensed business, where we now receive royalties.

Domestic retail revenues decreased $46.6 million. Revenue decreases were the result of a net $31.1 million reduction in revenues primarily related to operating fewer stores in the current period and a 2.8% decrease in comparable store sales ($15.5 million), resulting primarily from poor product performance in our ready-to-wear stores. We began 2012 with 672 retail locations and had a net decrease of 78 locations to end the period with 594 locations. Our comparable apparel store sales decreased 8.3% ($10.8 million), our comparable footwear store sales decreased 0.9% ($3.1 million) and our comparable e-commerce business sales decreased 2.2% ($1.6 million).

International wholesale revenues increased $0.5 million, primarily due to a $4.0 million increase related to the inclusion of the acquired Kurt Geiger business for a full year, a $3.7 million increase in revenues from the acquired *Brian Atwood* business, a $2.6 million increase in our *Nine West* international business (attributable to increased sales in the Middle East, Turkey, and Canada, partially offset by preacquisition sales to Kurt Geiger in 2011, which are recorded as intercompany sales post-acquisition) and $0.7 million of initial shipments of international jewelry products. These increases were partially offset by a $6.2 million decrease in our *Stuart Weitzman* European business (primarily in Italy, Western Europe and the United Kingdom due to economic conditions), a $3.2 million reduction in our *Jones New York* Mexican revenues (resulting from poor performance at the retail level) and a $1.1 million decrease in our Canadian business (primarily resulting from reduced sales of our *Jones New York* products and a $0.7 million unfavorable effect of exchange rates between the U.S. and Canadian Dollars, partially offset by the launch of our *K Kasper* product line).

International retail revenues increased $128.5 million, primarily due to a $122.4 million increase in revenues resulting from the inclusion of the acquired Kurt Geiger business for a full year, a $1.8 million increase in revenues in our Canadian business (primarily from higher realized average selling prices), a $3.4 million increase in revenues of our *Jones New York* products in our Spanish retail locations (which began operations in March 2011) and a $0.9 million increase in our *Stuart Weitzman* international business. We began 2012 with 315 locations and had a net increase of 26 locations (primarily Kurt Geiger and Spanish locations) to end the period with 341 locations.

Licensing and other revenues decreased $4.0 million, due to decreased sales volume of our licensees in certain segments of our licensed business and the effect of the discontinuance of the *Anne Klein New York* label on our international licensees.

Gross Profit. The gross profit margins were 36.1% and 35.5% for 2012 and 2011, respectively.

Domestic wholesale sportswear gross profit margins were 33.1% and 33.7% for 2012 and 2011, respectively. The decrease was due to the mix of products sold and higher levels of markdown assistance given to our customers.

Domestic wholesale jeanswear gross profit margins were 24.0% and 22.7% for 2012 and 2011, respectively. The increase was primarily due to the mix of products sold and improved inventory control.

Domestic wholesale footwear and accessories gross profit margins were 29.9% and 29.5% for 2012 and 2011, respectively. The increase was primarily due to lower production costs due to favorable movements in exchange rates for product lines manufactured in Europe and a higher amount of full-price sales in our jewelry business, partially offset by higher levels of markdown assistance in our jewelry product lines.

Domestic retail gross profit margins were 50.9% and 50.8% for 2012 and 2011, respectively. The increase was primarily due to the mix of products sold resulting from the launch of the *Kurt Geiger* and *Brian Atwood* retail stores and lower freight costs, partially offset by higher levels of promotional activity.

International wholesale gross profit margins were 30.3% and 29.8% for 2012 and 2011, respectively. The increase was primarily due to the mix of products sold resulting from the acquisitions of Kurt Geiger and Brian Atwood.

International retail gross profit margins were 55.2% and 57.1% for 2012 and 2011, respectively. The decrease was primarily due to higher promotional activity driven by the weak European economy and competitive retail environment in Europe for our *Kurt Geiger* retail locations.

Selling, General and Administrative Expenses. SG&A expenses were $1.23 billion and $1.17 billion in 2012 and 2011, respectively.

Domestic wholesale sportswear SG&A expenses decreased $5.3 million, primarily due to a $5.7 million decrease in compensation expense resulting from a reduced headcount, a $5.5 million reduction in advertising and marketing expenses, a $1.8 million decrease in samples expense, a $1.5 million decrease in administrative expenses, a $1.1 million decrease in depreciation expense due to leasehold improvements becoming fully depreciated, a $0.7 million decrease in professional fees, a $0.6 million decrease in postage expenses and $0.2 million in other net decreases. These decreases were partially offset by a $3.9 million decrease in the acquisition consideration payable related to the acquisition of Moda compared with an $8.1 million decrease in the prior period, a $3.8 million increase in severance expense, a $2.6 million increase in reimbursements for services provided to other supporting business units, a $0.6 million gain on the British Pound in the prior period and a $0.6 million increase in distribution costs.

Domestic wholesale jeanswear SG&A expenses increased $0.2 million, primarily due to a $5.2 million increase in advertising and marketing expenses and a $2.4 million increase in samples expense. These increases were partially offset by a $4.6 million decrease in distribution expense resulting from a decrease in the number of units sold, a $1.7 million reduction in compensation expense resulting from a reduced headcount, a $0.8 million decrease in administrative expenses and $0.3 million in other net decreases.

Domestic wholesale footwear and accessories SG&A expenses increased $7.8 million, primarily due to a $7.4 million increase in lease liabilities on buildings we do not occupy, a $7.3 million increase in marketing and advertising expenses, a $1.2 million increase in showroom and rent expenses for the *Stuart Weitzman* business and $0.4 million of other net cost increases. These increases were partially offset by a $6.5 million decrease in compensation and benefit expenses (resulting from both a reduced headcount and a reduction in pension-related expenses) and a $2.0 million decrease in depreciation expense resulting from assets becoming fully depreciated.

Domestic retail SG&A expenses decreased $9.4 million, primarily due to an $11.6 million reduction in occupancy and depreciation expenses and a $7.2 million reduction in salaries and benefits (both primarily due to operating fewer stores in the current period), a $9.1 million decrease in store-related impairment losses compared with the prior period, a $2.1 million reduction in credit and debit card fees (resulting from lower sales and a reduction in rates charged by our banks) and a $1.1 million reduction in advertising expenses. These decreases were partially offset by a $7.1 million increase in operating costs related to our *Stuart Weitzman* domestic stores (primarily related to opening of new locations), a $4.8 million increase in costs for services provided by other supporting business units, $4.3 million in operating costs related to the opening of the new *Kurt Geiger* and *Brian Atwood* retail locations, a $2.7 million lease liability adjustment in the prior period, a $1.9 million write-off of settled merchandise credits in the prior period and $0.9 million of other net increases.

International wholesale SG&A expenses increased $3.6 million, primarily due to a $5.6 million impairment of an acquired Kurt Geiger customer relationship intangible asset, $4.6 million in operating costs added as a result of the acquisition of Brian Atwood (including $1.1 million in amortization of acquired intangible assets), a $2.2 million increase in advertising expenses (primarily for our *Stuart Weitzman* business) and $0.4 million in operating costs from our initial shipments of jewelry products into Spain. These increases were partially offset by a $3.2 million decrease in costs for services provided by other supporting business units, a $2.4 million decrease in employee severance expense, a $1.3 million reduction in sales commissions, a $1.1 million change in foreign currency gains and losses (mainly for the Euro) and $1.2 million of other net decreases.

International retail SG&A expenses increased $67.2 million, primarily due to a $65.8 million increase resulting from the inclusion of the acquired Kurt Geiger business for a full year and a net $2.1 million increase in expenses in our Canadian business (resulting from higher costs for services provided by other supporting business units and higher administrative costs), partially offset by $0.7 million of net cost decreases.

SG&A expenses for the licensing, other and eliminations segment decreased $10.4 million, primarily due to a $10.8 million change in foreign currency gains and losses between the U.S. Dollar and the British Pound and Canadian Dollar, a $4.2 million net reduction in acquisition expenses, a $3.1 million gain on sale of a trademark and a $1.6 million decrease in other professional fees. These decreases were partially offset by a $5.0 million increase in compensation expense, primarily related to higher amortization of stock-based compensation, a $2.8 million reduction in advertising contribution payments from our licensees in the current period, $0.6 million related to two licensees who have filed for bankruptcy, a $0.4 million increase in severance expense and $0.5 million in other net increases.

Trademark and Goodwill Impairment Losses. As a result of our annual trademark impairment analyses, we recorded trademark impairment charges of $21.5 million and $31.5 million in 2012 and 2011, respectively, as a result of decreases in projected revenues for certain brands. As a result of our annual goodwill impairment analysis, we recorded a goodwill impairment charge of $47.6 million in 2012. For more information, see "Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements.

Operating Income. The resulting operating income for 2012 was $74.7 million, compared with $140.5 million for 2011, due to the factors described above.

Net Interest Expense. Net interest expense increased $71.8 million, resulting from a $68.3 million increase in interest relating to the SWH acquisition consideration liability (primarily resulting from increases in the estimated payments to be made under the acquisition agreement based on the performance of the business during the period), a $5.6 million increase resulting from the issuance of our 2019 Notes in March 2011 and September 2012 and $0.2 million of lower interest income in the current period, partially offset by a $2.2 million decrease in expenses related to our secured revolving credit agreement and a net $0.1 million decrease in interest expense from the effects of our interest rate swaps and cap.

(Benefit) Provision for Income Taxes. The effective income tax rate was (19.0%) and 27.5% for 2012 and 2011, respectively. Excluding the effects of the goodwill and trademark impairments, the effective income tax rate was (54.9%) and 30.3% for 2012 and 2011, respectively. The difference in tax rates is primarily due to both a greater impact of the foreign income tax differential and the effects of adjustments to deferred tax balances resulting from the effects of lower enacted tax rates in the United Kingdom on lower pre-tax income in 2012 compared with 2011.

Net (Loss) Income and Earnings Per Share. Net loss was $55.0 million in 2012, compared with net income of $51.5 million in 2011. Diluted loss per share for 2012 was $0.72, compared with diluted earnings per share of $0.61 for 2011, with 7.9% fewer diluted shares outstanding.

2011 Compared with 2010

Revenues. Total revenues for 2011 were $3.8 billion, compared with $3.6 billion for 2010, an increase of 3.9%. Revenues from external customers by segment were as follows:

(In millions)	2011	2010	Increase (Decrease)	Percent Change
Domestic wholesale sportswear	$ 892.3	$ 965.2	$ (72.9)	(7.6)%
Domestic wholesale jeanswear	773.7	819.9	(46.2)	(5.6)
Domestic wholesale footwear and accessories	848.0	841.5	6.5	0.8
Domestic retail	631.2	651.2	(20.0)	(3.1)
International wholesale	329.5	269.6	59.9	22.2
International retail	260.4	47.0	213.4	454.0
Licensing and other	50.2	48.3	1.9	3.9
Total revenues	$ 3,785.3	$ 3,642.7	$ 142.6	3.9%

Domestic wholesale sportswear revenues decreased $72.9 million, primarily due to decreased revenues in our *Jones New York*-related product lines (due to lower customer orders resulting from product performance trends) and the discontinuance of our *Jones New York Suit* product line (to concentrate our efforts on our existing suit separates products available in the sportswear department) as well as decreased shipments of *Kasper* and *Le Suit* product lines (due to product performance at retail). These decreases were partially offset by increased revenues in our *Robert Rodriguez* product line due to positive product performance at retail.

Domestic wholesale jeanswear revenues decreased $46.2 million, primarily due to decreased shipments of our *Gloria Vanderbilt* and *l.e.i.* product lines (due to the timing of shipments and a reduction in replenishment program shipments compared with the prior period's high replenishment volume) and a reduction in *Energie* orders from a major customer in the current period (due to the challenging retail climate in the moderate junior tops business and product assortment issues), partially offset by the introduction of our *Jessica Simpson* product lines and increased shipments of our *Nine West* denim product line due to product performance at retail.

Domestic wholesale footwear and accessories revenues increased $6.5 million, primarily due to a $35.6 million increase in revenues of the acquired *Stuart Weitzman* product line (primarily due to 12 months of revenues in 2011 compared with seven months in 2010), increased shipments of our handbag and jewelry product lines and our *AK Anne Klein, Enzo Angiolini, Nine West* and *Gloria Vanderbilt* footwear product lines due to product performance at retail and the initial launch of our *B Brian Atwood* footwear product line. These increases were partially offset by decreased shipments of our *Easy Spirit* footwear product line due to weakness in athletic categories across the industry, decreased shipments of our *Bandolino, Mootsies Tootsies* and *Joan & David* footwear product lines due to product performance at retail, decreased shipments of our licensed *Dockers®* products due to a major customer discontinuing the product line and the conversion of our children's footwear product lines to a licensed business.

Domestic retail revenues decreased $20.0 million. Revenue increases related to a 2.6% increase in comparable store sales ($14.5 million) resulting from positive product performance were offset by a net $34.5 million reduction in revenues primarily related to our program to close underperforming locations. Our comparable e-commerce business sales increased 8.8% ($5.6 million), our comparable apparel store sales increased 2.4% ($3.2 million) and our comparable footwear store sales increased 1.6% ($5.7 million). Comparable stores are locations (including e-commerce sites) that have been open for a full year, are not scheduled to close in the current period and are not scheduled for an expansion or downsize by more than 25% or relocation to a different street or mall. We began 2011 with 759 retail locations and had a net decrease of 87 locations to end the period with 672 locations.

International wholesale revenues increased $59.9 million, primarily due to $39.0 million from the acquisition of SWH (primarily due to 12 months of sales in 2011 compared with seven months in 2010) and $14.6 million from the acquisition of Kurt Geiger, as well as $12.8 million of initial shipments of *Jones New York* products in our Mexican wholesale business (which began in the fourth quarter of 2010) and a $0.2 million increase in our Canadian business. These increases were partially offset by a net $6.7 million decrease in our *Nine West* international business revenues due to a decrease in shipments to our licensees in Asia and Dubai (resulting from their efforts to reduce inventory levels) and the effects of the acquisition of Kurt Geiger (where such revenues are now intercompany), partially offset by increased shipments to our licensees in Central America, Turkey, Canada, Mexico, Israel and South Africa.

International retail revenues increased by $213.4 million, primarily due to $199.9 million from the acquisition of Kurt Geiger, $10.9 million of initial sales of *Jones New York* products in our Spanish retail business and $3.6 million from the acquisition of SWH, partially offset by a $1.0 million decrease in our Canadian business (primarily from lower unit sales offset by a $1.7 million favorable effect of exchange rates between the U.S. and Canadian Dollars). We began 2011 with 44 locations, added 197 with the acquisition of Kurt Geiger (of which 147 are concession locations), added 58 concession locations for our new Spanish retail business and opened a net 16 additional locations to end the year with 315 locations.

Licensing and other revenues increased $1.9 million, primarily due to increased sales volume of our licensees.

Gross Profit Margin. The gross profit margins were 35.5% and 34.5% for 2011 and 2010, respectively.

Domestic wholesale sportswear gross profit margins were 33.7% and 33.4% for 2011 and 2010, respectively. The increase was largely due to higher realized selling prices as well as decreased shipments to off-price retailers in our sportswear business, partially offset by higher raw material and labor costs and increased shipments to off-price retailers in our suit and dress businesses.

Domestic wholesale jeanswear gross profit margins were 22.7% and 24.9% for 2011 and 2010, respectively. The decrease was primarily due to higher raw material and labor costs, higher levels of markdown assistance and higher customer incentives and lower recoveries on the liquidation of excess inventories.

Domestic wholesale footwear and accessories gross profit margins were 29.5% and 29.8% for 2011 and 2010, respectively. The decrease was primarily due to higher levels of markdown assistance, higher production costs and lower recoveries on shipments to off-price retailers, partially offset by the mix of products sold as a result of the addition of the *Stuart Weitzman* product line and lower transportation costs.

Domestic retail gross profit margins were 50.8% and 51.5% for 2011 and 2010, respectively. The decrease was primarily due to increased promotional activity to clear slow-moving inventory and higher production costs, partially offset by the mix of products sold as a result of the addition of the *Stuart Weitzman* locations.

International wholesale gross profit margins were 29.8% and 25.4% for 2011 and 2010, respectively. The increase was primarily due to the mix of products sold as a result of the additions of the *Stuart Weitzman* and *Kurt Geiger* businesses and the Mexican wholesale program.

International retail gross profit margins were 57.1% and 55.8% for 2011 and 2010, respectively. The increase was primarily due to the mix of products sold as a result of operating the *Stuart Weitzman* business for a full year in 2011 and our new Spanish retail business.

SG&A Expenses. SG&A expenses were $1.2 billion in 2011 and $1.1 billion in 2010. The acquisition of Kurt Geiger added $118.6 million in SG&A expenses in 2011.

Domestic wholesale sportswear SG&A expenses decreased $15.6 million, primarily due to a $12.2 million difference in adjustments to the Moda acquisition consideration liability, a $2.7 million reduction in depreciation and amortization expense, a $1.7 million reduction in professional fees, a $0.8 million decrease in marketing costs, a $0.6 million gain on the purchase of British Pounds related to the Kurt Geiger acquisition and $2.6 million of other net cost decreases, partially offset by a $5.0 million increase in compensation costs due to a higher employee headcount and severance costs.

Domestic wholesale jeanswear SG&A expenses decreased $6.1 million, primarily due to a $12.2 million decrease in distribution costs, primarily related to costs incurred to shut down our Texas distribution facility in the prior period, and a $1.6 million decrease in national advertising costs, partially offset by a $2.9 million increase in administrative costs, a $1.3 million increase relating to the closure of a South Carolina distribution facility in the prior period, a $1.3 million increase in royalty expenses relating to the *Jessica Simpson* product lines, a $1.0 million increase in compensation costs and $1.2 million of other net cost increases.

Domestic wholesale footwear and accessories SG&A expenses increased $12.4 million, primarily due to a net $12.6 million increase in losses recorded related to future costs of leases on buildings we do not currently use, $9.2 million of expenses added as a result of the acquisition of SWH (primarily due to twelve months of operation in 2011 compared with seven months in 2010), a $3.8 million increase in administrative costs, a $2.7 million increase in marketing costs, a $2.8 million decrease in expenses allocated to other segments and $1.4 million of other net cost increases. These increases were partially offset by $10.4 million in purchase accounting amortization in the prior period related to acquired SWH customer orders, a $5.5 million decrease in distribution costs and a $4.2 million decrease in compensation and severance costs.

Domestic retail SG&A expenses decreased $22.2 million, primarily due to a $15.0 million reduction in salaries and benefits, a $15.3 million reduction in occupancy and depreciation costs, a $2.1 million reduction in costs for services provided by other supporting business units and $2.0 million of other net cost reductions, as a result of operating fewer stores in the current period, a $1.9 million write-off of aged merchandise credits and a $7.8 million reduction in lease-related costs related to closed stores. These decreases were partially offset by $19.7 million related to the stores acquired in the SWH acquisition (primarily due to 12 months of operation in 2011 compared with seven in 2010) and a $2.2 million increase in distribution costs primarily related to our e-commerce business.

International wholesale SG&A expenses increased $19.9 million, primarily due to $9.8 million from the acquisition of SWH (primarily due to 12 months of operation in 2011 compared with seven months in 2010), $4.7 million from the acquisition of Kurt Geiger, a $3.8 million increase in our *Nine West* international business (primarily due to $1.6 million in marketing costs and $1.1 million in product development costs) and $2.5 million related to our new Mexican wholesale program, partially offset by a $0.9 million effect of exchange rate differences between the U.S. and Canadian Dollars.

International retail SG&A expenses increased $122.2 million, primarily due to $102.6 million from the acquisition of Kurt Geiger, $13.5 million from our new Spanish retail business, $4.5 million from the acquisition of SWH (primarily due to 12 months of operation in 2011 compared with seven in 2010) and a net $1.6 million increase in costs for our Canadian business (primarily due to higher costs for services provided by other supporting business units and the effect of exchange rates between the U.S. and Canadian Dollars).

SG&A expenses for the licensing, other and eliminations segment decreased $10.4 million, primarily due to an $8.8 million decrease in contributions (the prior year included contributions to the Sidney Kimmel Comprehensive Cancer Center at Johns Hopkins and to Jones New York In The Classroom and the establishment of an educational assistance fund for the children of our associates), a $5.6 million reduction in employee compensation costs, primarily related to lower amortization of stock-based compensation, a $2.6 million impairment of an acquired license in the prior period, and $1.5 million of other net cost reductions, partially offset by a $6.8 million effect of exchange rate differences between the U.S. Dollar and the British Pound and Canadian Dollar, primarily related to intercompany accounts, and a $1.3 million increase in professional fees.

Trademark Impairment Losses. As a result of our annual trademark impairment analyses, we recorded trademark impairment charges of $31.5 million and $37.6 million in 2011 and 2010, respectively, as a result of decreases in projected revenues for certain brands. For more information, see "Goodwill and Other Intangible Assets" in Notes to Consolidated Financial Statements.

Operating Income. The resulting operating income for 2011 was $140.5 million, compared with $144.9 million for 2010, due to the factors described above.

Net Interest Expense. Net interest expense increased $14.4 million, the result of a $16.8 million increase in interest related to our senior notes (primarily resulting from the issuance of our 6.875% Senior Notes on March 7, 2011), a $5.1 million increase in interest recorded on the SWH acquisition consideration liability, a $0.7 million reduction of interest income due to lower average cash balances in 2011 and $0.3 million of other net increases, partially offset by a $6.0 million decrease in interest expense related to our interest rate swaps and cap and a $2.5 million reduction in costs related to our secured revolving credit facility.

Provision for Income Taxes. The effective income tax rate was 27.5% and 36.1% for 2011 and 2010, respectively. Excluding the effects of the trademark impairments, the effective income tax rates were 30.3% and 36.4% for 2011 and 2010, respectively. The decrease is primarily due to the impact of a larger foreign income tax differential on lower pre-tax income in 2011 compared with 2010 and the effects of lower enacted tax rates in the United Kingdom in 2011.

Net Income and Earnings Per Share. Net income was $50.7 million in 2011, compared with $54.4 million in 2010. Diluted earnings per share for 2011 was $0.61, compared with $0.62 for 2010, with 1.6% fewer shares outstanding in the current period.

Liquidity and Capital Resources

Our principal capital requirements have been for working capital needs, capital expenditures, dividend payments, acquisition funding and repurchases of our common stock on the open market. We have historically relied on internally generated funds, trade credit, bank borrowings and the issuance of notes to finance our operations and expansion. As of December 31, 2012, total cash and cash equivalents were $149.6 million, a decrease of $89.2 million from the $238.8 million reported as of December 31, 2011.

We currently fund our operations primarily through cash generated by operating activities, and rely on our revolving credit facility for the issuance of letters of credit for the purchases of inventory and other business needs as well as for cash borrowings for general corporate purposes as needed.

Cash flows from operating activities provided $112.7 million, $271.7 million and $141.3 million in 2012, 2011 and 2010, respectively.

Net cash provided by operating activities decreased $159.0 million from 2011 to 2012. The change from the prior period was primarily due to $94.6 million in payments of acquisition consideration liabilities related to the acquisition of SWH, compared with $5.3 million in the prior period, as well as changes in net income, working capital and long-term liabilities. Accounts receivable increased in the current period compared with the prior period, primarily due to increased sales near the end of the current year. Inventories decreased less in the current period compared with the prior period, primarily due to projected revenue increases for early 2013 in some of our businesses. Accounts payable increased in the current period compared with a decrease in the prior period, primarily due to the timing of payments for inventory. We also paid $24.4 million of accrued Kurt Geiger interest subsequent to the acquisition in the prior period and received $12.2 million from lessors in the current period to be used toward leasehold improvements to certain leased showrooms and offices.

Net cash provided by operating activities increased $130.4 million from 2010 to 2011, primarily due to changes in working capital. Accounts receivable decreased in the current period compared to an increase in the prior period primarily due to lower levels of wholesale shipments in the current period. Inventory decreased in the current period (net of acquired Kurt Geiger inventory) compared with an increase in the prior period, primarily due to the operation of fewer retail stores and a reduction in wholesale customer orders. Accounts payable decreased in the current period compared to an increase in the prior period primarily due to lower levels of inventory purchases and the timing of inventory and related payments. We also paid $24.4 million of accrued Kurt Geiger interest subsequent to the acquisition and received cash inflows related to federal and state tax refunds of $21.5 million in 2011.

Cash flows from investing activities used $79.5 million, $243.5 million and $214.3 million in 2012, 2011 and 2010, respectively.

Net cash used in investing activities in 2012 funded the purchases of property and equipment as well as the acquisition of Brian Atwood. We also received $5.0 million from the sale of a trademark. Capital expenditures, which amounted to $76.5 million in 2012, are expected to be approximately $100 million to $110 million for 2013, primarily for computer systems and retail store and showroom construction and remodeling. Although many of the anticipated expenditures for 2013 are discretionary, we believe they are necessary to maintain consistent operating levels. We expect to fund the expenditures from cash generated by operations.

Net cash used in investing activities in 2011 funded the acquisition of Kurt Geiger, as well as the purchases of property and equipment. Net cash used in investing activities in 2010 funded the acquisition of Moda and SWH, as well as the purchases of information systems, leasehold improvements and furniture and fixtures.

Cash flows from financing activities used $123.5 million in 2012, primarily for payments of acquisition consideration liabilities resulting from the acquisitions of SWH and Moda and repurchases of our common stock. These payments were partially offset by the issuance of additional 2019 Notes.

Cash flows from financing activities provided $10.4 million in 2011, primarily as the result of the initial issuance of the 2019 Notes. Uses of cash during this period were primarily for the repayment of acquired Kurt Geiger debt, the repurchase of our common stock, the payment of dividends and payments related to the acquisition consideration payable from the SWH acquisition.

In March 2011, we issued the 2019 Notes. Net proceeds were $293.4 million, of which $45.0 million was used to repay amounts then outstanding under our secured revolving credit agreement. In September 2012, we issued an additional $100.0 million of the 2019 Notes. Net proceeds (including a premium of $3.5 million) were $100.9 million, which will be used for general corporate purposes. These additional notes are being treated as a single series with, and have the same terms as and are fungible with the previously-issued 2019 Notes.

Cash flows from financing activities used $60.1 million in 2010, primarily for a cash distribution of $19.0 million to the former owners of SWH as required by the acquisition agreement, dividends to our common shareholders, repurchases of our common stock and costs related to our secured revolving credit agreement.

We repurchased 4.2 million shares of our common stock for $44.0 million in 2012, 7.2 million shares of our common stock for $78.0 million in 2011, and 740,000 shares of our common stock for $10.7 million in 2010. As of December 31, 2012, $171.4 million of Board authorized repurchases was still available. Additional share repurchases in the future will depend on, among other things, market conditions and our financial condition, although any such repurchases will be subject to limitations under our current revolving credit agreement. Our Board of Directors has authorized our common stock repurchases as a tax-effective means to enhance shareholder value and distribute cash to shareholders and, to a lesser extent, to offset the impact of dilution resulting from the issuance of shares of restricted stock and the exercise of employee stock options. We believe that we have sufficient sources of funds to repurchase shares without significantly impacting our short-term or long-term liquidity. In authorizing future share repurchase programs, our Board of Directors gives careful consideration to our projected cash flows, our existing capital resources and repurchase limitations under our current revolving credit agreement.

We have a secured revolving credit agreement expiring on April 28, 2016 (the "Credit Facility") with several lending institutions to borrow an aggregate principal amount of up to $650 million. The terms and conditions of our Credit Facility provide for, among other things: (1) a $350 million U.S. commitment which may be drawn by the U.S. borrowers as revolving loans in U.S. Dollars or letters of credit in Canadian Dollars, U.S. Dollars, or an "LC Alternative Currency" (namely Euros, sterling, or any other currency acceptable to the lenders); and (2) a $300 million international commitment which may be drawn by the U.S. borrowers or by any Canadian or European borrowers as revolving loans or letters of credit in Canadian Dollars, U.S. Dollars, or an LC Alternative Currency. Up to the entire amount of the Credit Facility is available for cash borrowings, with up to $350 million available for all letters of credit, and additional sublimits on letters of credit including (but not limited to) $50 million for standby letters of credit, $350 million for trade letters of credit, and $150 million for letters of credit under the U.S. commitment denominated in an LC Alternative Currency.

Borrowings under the Credit Facility may be used to refinance existing indebtedness, to make certain investments (including acquisitions), and for general corporate purposes in the ordinary course of business. Such borrowings bear interest either based on the alternate base rate, as defined in the Credit Facility, or based on Eurocurrency rates, each with a margin that depends on the availability remaining under the Credit Facility. The Credit Facility contains customary events of default.

Availability under the Credit Facility is determined with reference to a borrowing base consisting of a percentage of eligible inventory, accounts receivable, credit card receivables and licensee receivables, minus reserves determined by the joint collateral agents. At December 31, 2012, we had no cash borrowings and $20.7 million of letters of credit outstanding, and our remaining availability was $385.9

million. If availability under the Credit Facility falls below a stated level, we will be required to comply with a minimum fixed charge coverage ratio. The Credit Facility also contains affirmative and negative covenants that, among other things, will limit or restrict our ability to (1) incur indebtedness, (2) create liens, (3) merge, consolidate, liquidate or dissolve, (4) make investments (including acquisitions), loans or advances, (5) sell assets, (6) enter into sale and leaseback transactions, (7) enter into swap agreements, (8) make certain restricted payments (including dividends and other payments in respect of capital stock), (9) enter into transactions with affiliates, (10) enter into restrictive agreements, and (11) amend material documents. The Credit Facility is secured by a first priority lien on substantially all of our personal property.

SWH has a $1.5 million unsecured borrowing facility with a lending institution that expires on October 1, 2013 and is renewable on an annual basis, under which no cash borrowings and $0.8 million in letters of credit were outstanding at December 31, 2012. Cash borrowings under this facility bear interest based on either the prevailing prime rate or the prevailing LIBOR rate plus 300 basis points. SWH also has a €0.3 million variable-rate unsecured borrowing facility with a European lending institution that expires in March 2013 and is renewable on an annual basis, under which no amounts were outstanding at December 31, 2012.

Proceeds from the issuance of common stock to our employees exercising stock options amounted to $0.6 million in 2010. No employees exercised stock options in 2011 or 2012. As of December 31, 2012, we have no outstanding stock options.

We recorded net pension expenses of $0.8 million, $10.9 million and $2.6 million in 2012, 2011 and 2010, respectively, to other comprehensive income resulting primarily from the lowering of the discount rate used to determine projected pension benefits and investment losses. Our pension and postretirement plans are currently underfunded by a total of $24.7 million. As the benefits under our defined benefit pension plans are frozen with respect to service credits, the effects on future pension expense are not anticipated to be material to our results of operations or to our liquidity. We contributed $4.4 million, $5.2 million and $7.7 million to our defined benefit plans in 2012, 2011 and 2010, respectively. We expect to contribute $5.1 million to our defined benefit plans in 2013.

On February 13, 2013, we announced that our Board of Directors had declared a quarterly cash dividend of $0.05 per share to all common stockholders of record as of March 1, 2013 for payment on March 15, 2013.

Economic Outlook

The uncertain economic and political environments have resulted in fluctuating consumer confidence. Fluctuating energy, gasoline and other prices are impacting consumers' discretionary income. This may lead to reduced consumer spending, which could affect our net sales and our future profitability. Our recent acquisitions have increased our presence within the European Union, where the current highly uncertain economic and political conditions may lead to reduced consumer spending in those countries as well.

Reduced consumer spending, combined with rising costs related to changes in foreign exchange rates, increasing labor costs (primarily in Asia), commodity prices and increasing transportation costs, may reduce our gross profit margins from present levels. We may be limited in our ability to compensate for a loss of revenues or increase our selling prices to offset rising costs. Should the consumer not accept higher retail prices for our products, these rising costs would have a material adverse effect on our business.

Our products are manufactured in many foreign countries, including China, Brazil, Spain and Italy. Due to the current and expected future economic relationship between the United States and China, we may experience increased risk related to changes in foreign currency exchange rates should China allow the Yuan to continue to rise in value against the Dollar. We may also experience increased risk related to changes in foreign currency rates between the Euro, British Pound and the Dollar due to economic conditions in Europe. Should unfavorable movements in foreign exchange rates occur, increased production costs for our goods manufactured in China, Brazil, Spain and Italy could result.

When adverse economic conditions exist in the United States or abroad, we may experience increased risk related to the collectibility of our accounts receivable, and we may increase our provision for doubtful accounts in the future should any of our wholesale customers, international distributors or licensees experience significant financial difficulties. If such conditions lead to defaults that are individually or cumulatively significant, we could experience a material adverse impact on our financial condition, results of operations and/or liquidity. A significant portion of our international wholesale business involves sales to a small number of distributors and licensees, which increases our accounts receivable risk in these areas.

The economic turmoil in the credit markets over the past several years and the negative effects of the economic environment on our business may negatively impact our ability to borrow funds in the future. However, we believe that available cash and cash equivalents, funds generated by operations and the Credit Facility will provide the financial resources sufficient to meet our foreseeable working capital, dividend, capital expenditure and stock repurchase requirements and fund our contractual obligations and our acquisition liabilities and commitments. Although there can be no assurances, we believe that the participating banks will be willing and able to loan funds to us in accordance with their legal obligations under the Credit Facility.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of our significant contractual obligations for the periods indicated that existed as of December 31, 2012, and, except for purchase obligations, employment contracts and other long-term liabilities, is based on information appearing in the Notes to Consolidated Financial Statements (amounts in millions).

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 910.2	$ 0.1	$ 250.0	$ 10.1	$ 650.0
Interest on long-term debt	531.4	56.1	97.9	85.8	291.6
Capital lease obligations	32.1	3.7	7.4	7.4	13.6
Operating lease obligations (1)	945.3	135.3	245.0	177.1	387.9
Purchase obligations (2)	699.5	699.0	0.5	-	-
Minimum royalty payments (3)	9.9	3.8	4.6	1.0	0.5
Employment contracts	82.1	39.5	40.2	1.5	0.9
Capital expenditure commitments	20.0	20.0	-	-	-
Deferred compensation	8.4	8.4	-	-	-
Acquisition consideration payable (4)	37.4	30.3	6.1	-	1.0
Other long-term liabilities (5)	118.3	3.2	17.2	32.4	65.5
Total contractual obligations (6)	$ 3,394.6	$ 999.4	$ 668.9	$ 315.3	$ 1,411.0

(1) Future rental commitments for leases have not been reduced by minimum non-cancelable sublease income aggregating $19.1 million.

(2) Includes outstanding trade letters of credit of $4.2 million, which primarily represent inventory purchase commitments which typically mature in two to six months and excludes $17.3 million of standby letters of credit, which are not intended to be drawn upon and for which we cannot make reasonably reliable estimates of the timing and amounts (if any) to be paid.

(3) Under exclusive licenses to manufacture certain items under trademarks not owned by us pursuant to various license agreements, we are obligated to pay the licensors a percentage of our net sales of these licensed products, subject to minimum scheduled royalty and advertising payments.

(4) Represents estimated cash payments. Of these amounts, $1.0 million is payable at a future date when certain conditions have been met and is reported in the more than five years column, as we cannot make a reasonably reliable estimate of

the timing of the payment. Amounts reported as liabilities in the consolidated balance sheets primarily represent the present value of these payments.

(5) Consists primarily of deferred rent and pension and postretirement liabilities. Pension and postretirement liabilities, which total $24.7 million, are reported under the more than five years column, as we cannot make reasonably reliable estimates of the timing and amounts to be paid. We plan to contribute $5.1 million to our defined benefit plans in 2013.

(6) Excludes $0.3 million of uncertain tax positions, for which we cannot make reasonably reliable estimates of the timing and amounts to be paid.

New Accounting Standards

In July 2012, the FASB issued ASU 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill by allowing an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The amendments in this Update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 will not have a material impact on our results of operations or our financial position.

In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements." ASU 2012-04 contains amendments to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments are intended to make the ASC easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. The amendments that do not have transition guidance were effective upon issuance. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 will not have a material impact on our results of operations or our financial position.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments

We are exposed to the impact of interest rate changes, foreign currency fluctuations, and changes in the market value of our fixed rate long-term debt. We manage this exposure through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Our policy allows the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. We do not enter into derivative financial contracts for trading or other speculative purposes. The following quantitative disclosures were derived using quoted market prices, yields and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms, such as the coupon rate, term to maturity and embedded call options. Certain items such as normal course lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits were not included in the analysis. For further information see "Derivatives" and "Financial Instruments" in the Notes to Consolidated Financial Statements.

Interest Rates

Our primary interest rate exposures relate to the fair value of our fixed rate long-term debt and interest expense related to our revolving credit facility.

At December 31, 2012, the fair value of our fixed rate debt was $893.8 million. On that date, the potential decrease in fair value of our fixed rate long-term debt instruments resulting from a hypothetical 10% adverse change in interest rates was approximately $81.2 million.

Our primary interest rate exposures on variable rate credit facilities are with respect to United States and Canadian short-term rates. Cash borrowings under these facilities bear interest at rates that vary with changes in prevailing market rates. At December 31, 2012, we had $651.9 million in variable rate credit facilities, under which no cash borrowings and $21.5 million of letters of credit were outstanding.

At December 31, 2012, we had an outstanding interest rate cap that was used in conjunction with interest rate swaps on our $250 million 5.125% Senior Notes due 2014 (the "Notes") to limit our floating rate exposure. The cap limits our three-month LIBOR rate exposure to 5.0%. The cap has a termination date of November 15, 2014. At December 31, 2012, the cap had fair value of less than $0.1 million. A hypothetical 10% change in interest rates would have no effect on our results of operations.

Foreign Currency Exchange Rates

We are exposed to market risk related to changes in foreign currency exchange rates. Our products are primarily purchased from foreign manufacturers in pre-set United States Dollar prices, although we also purchase certain products in Euros and Pounds. We also have assets, liabilities and intercompany accounts denominated in certain foreign currencies that generate exchange gains and losses as exchange rates change. To date, we generally have not been materially adversely affected by fluctuations in exchange rates.

At December 31, 2012, we had outstanding foreign exchange contracts to exchange Canadian Dollars for a total notional value of US$16.1 million at a weighted-average exchange rate of 0.985 maturing through November 2013 and to exchange £6.0 million for U.S. Dollars at an exchange rate of 1.623 maturing through December 2013. The fair value of these contracts at December 31, 2012 was a net unrealized gain of $0.2 million. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements, because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. We are exposed to credit-related losses if the counterparty to a financial instrument fails to perform its obligation. However, we do not expect the counterparty, which presently has a high credit rating, to fail to meet its obligations.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 22, 2013

To the Stockholders of The Jones Group Inc.

The management of The Jones Group Inc. is responsible for establishing and maintaining adequate internal controls over financial reporting. Our management is also responsible for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2012. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

BDO USA, LLP, the independent registered public accounting firm who audits our financial statements, has audited our internal control over financial reporting as of December 31, 2012 and has expressed an unqualified opinion thereon.



Wesley R. Card
Chief Executive Officer



John T. McClain
Chief Financial Officer



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Ave
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
The Jones Group Inc.
New York, New York

We have audited The Jones Group Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Jones Group Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Jones Group Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Jones Group Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, statements of comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated February 22, 2013 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
February 22, 2013

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the International BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Ave
New York, NY 10017

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
The Jones Group Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of The Jones Group Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, statements of comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Jones Group Inc. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Jones Group Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 22, 2013 expressed an unqualified opinion thereon.

BDO USA, LLP

New York, New York
February 22, 2013

THE JONES GROUP INC.
CONSOLIDATED BALANCE SHEETS
(ALL AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

December 31,	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 149.6	$ 238.8
Accounts receivable	381.0	339.6
Inventories, primarily finished goods	486.7	491.1
Prepaid and refundable income taxes	5.5	11.9
Deferred taxes	33.2	26.4
Loan to unconsolidated affiliate	-	10.0
Prepaid expenses and other current assets	40.7	37.7
Total current assets	1,096.7	1,155.5
Property, plant and equipment, at cost, less accumulated depreciation and amortization	278.1	271.4
Goodwill	215.3	255.3
Other intangibles, less accumulated amortization	869.7	897.4
Investment in unconsolidated affiliate	38.9	35.6
Other assets	96.8	100.1
Total assets	$ 2,595.5	$ 2,715.3
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	$ 2.2	$ 2.0
Current portion of acquisition consideration payable	30.3	194.1
Accounts payable	257.5	236.2
Income taxes payable	1.4	1.4
Accrued employee compensation and benefits	50.0	45.3
Accrued expenses and other current liabilities	110.8	101.0
Total current liabilities	452.2	580.0
Long-term debt	934.4	831.4
Obligations under capital leases	21.3	23.3
Income taxes payable	0.5	6.7
Deferred taxes	56.7	73.4
Acquisition consideration payable	6.0	17.7
Other	118.1	93.4
Total liabilities	1,589.2	1,625.9
Commitments and contingencies	-	-
Redeemable noncontrolling interest	0.6	-
Equity:		
Preferred stock, $.01 par value - shares authorized 1.0; none issued	-	-
Common stock, $.01 par value - shares authorized 200.0; issued 79.2 and 81.0	0.8	0.8
Additional paid-in capital	520.8	521.8
Retained earnings	501.1	596.2
Accumulated other comprehensive loss	(17.9)	(29.6)
Total Jones stockholders' equity	1,004.8	1,089.2
Noncontrolling interests	0.9	0.2
Total equity	1,005.7	1,089.4
Total liabilities and equity	$ 2,595.5	$ 2,715.3

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(ALL AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

Year Ended December 31,	2012	2011	2010
Net sales	$ 3,750.6	$ 3,734.0	$ 3,593.5
Licensing income	46.2	50.2	48.3
Other revenues	1.3	1.1	0.9
Total revenues	3,798.1	3,785.3	3,642.7
Cost of goods sold	2,427.4	2,440.1	2,387.2
Gross profit	1,370.7	1,345.2	1,255.5
Selling, general and administrative expenses	1,226.9	1,173.2	1,073.0
Trademark impairments	21.5	31.5	37.6
Goodwill impairment	47.6	-	-
Operating income	74.7	140.5	144.9
Interest income	0.6	0.9	1.5
Interest expense and financing costs	145.7	74.2	60.4
Equity in income (loss) of unconsolidated affiliate	2.5	3.9	(0.9)
(Loss) income before (benefit) provision for income taxes	(67.9)	71.1	85.1
(Benefit) provision for income taxes	(12.9)	19.6	30.7
Net (loss) income	(55.0)	51.5	54.4
Less: income attributable to noncontrolling interests	1.1	0.8	0.6
(Loss) income attributable to Jones	$ (56.1)	$ 50.7	$ 53.8
(Loss) earnings per share			
Basic	$ (0.72)	$ 0.62	$ 0.63
Diluted	(0.72)	0.61	0.62
Weighted average common shares outstanding			
Basic	74.9	79.6	82.1
Diluted	74.9	81.3	82.6
Dividends declared per share	$ 0.20	$ 0.20	$ 0.20

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(ALL AMOUNTS IN MILLIONS)

Year Ended December 31,	2012	2011	2010
Net (loss) income	$ (55.0)	$ 51.5	$ 54.4
Other comprehensive income (loss):			
Pension and postretirement liability adjustments, net of $0.8, $3.9 and $1.0 tax benefit	(0.1)	(7.1)	(1.7)
Change in fair value of cash flow hedges, net of $0.0, $0.1 and $0.1 tax benefit	-	(0.2)	(0.3)
Reclassification adjustment for hedge gains and losses included in net (loss) income, net of $0.0, $0.2 and $0.1 tax benefit	0.1	0.5	0.1
Foreign currency translation adjustments	11.7	(14.4)	1.1
Total other comprehensive income (loss)	11.7	(21.2)	(0.8)
Comprehensive (loss) income	$ (43.3)	$ 30.3	$ 53.6

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(ALL AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

	Number of common shares outstanding	Total equity	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive Income (loss)	Treasury stock	Non-controlling interests	Redeemable non-controlling interest
Balance, January 1, 2010	85.4	$ 1,092.5	$ 1.6	$1,360.3	$ 1,564.4	$ (7.6)	$ (1,826.3)	$ 0.1	$ -
Year ended December 31, 2010:									
Comprehensive income (loss)	-	53.6	-	-	53.8	(0.8)	-	0.6	-
Issuance of restricted stock to employees, net of forfeitures	1.7	-	-	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	22.0	-	22.0	-	-	-	-	-
Exercise of employee stock options	-	0.6	-	0.6	-	-	-	-	-
Distributions to noncontrolling interests	-	(0.6)	-	-	-	-	-	(0.6)	-
Tax effects from exercise of employee stock options and vesting of restricted stock	-	(0.6)	-	(0.6)	-	-	-	-	-
Tax effects of expired employee stock options	-	(1.1)	-	(1.1)	-	-	-	-	-
Dividends on common stock ($0.20 per share)	-	(17.4)	-	-	(17.4)	-	-	-	-
Repurchase of common shares	(0.7)	(10.7)	-	-	-	-	(10.7)	-	-
Retirement of treasury stock	-	-	(0.7)	(839.3)	(997.0)	-	1,837.0	-	-
Balance, December 31, 2010	86.4	1,138.3	0.9	541.9	603.8	(8.4)	-	0.1	-
Year ended December 31, 2011:									
Comprehensive income (loss)	-	30.3	-	-	50.7	(21.2)	-	0.8	-
Issuance of restricted stock to employees, net of forfeitures	1.8	-	-	-	-	-	-	-	-
Amortization expense in connection with restricted stock	-	16.7	-	16.7	-	-	-	-	-
Distributions to noncontrolling interests	-	(0.7)	-	-	-	-	-	(0.7)	-
Tax effects from vesting of restricted stock	-	1.1	-	1.1	-	-	-	-	-
Tax effects of expired employee stock options	-	(1.4)	-	(1.4)	-	-	-	-	-
Dividends on common stock ($0.20 per share)	-	(17.0)	-	-	(17.0)	-	-	-	-
Repurchase of common shares	(7.2)	(78.0)	(0.1)	(36.5)	(41.4)	-	-	-	-
Other	-	0.1	-	-	0.1	-	-	-	-
Balance, December 31, 2011	81.0	1,089.4	0.8	521.8	596.2	(29.6)	-	0.2	-
Year ended December 31, 2012:									
Comprehensive (loss) income	-	(43.3)	-	-	(56.1)	11.7	-	1.1	-
Issuance of restricted stock to employees, net of forfeitures	2.4	-	-	-	-	-	-	-	-
Acquisition of Brian Atwood	-	0.6	-	-	-	-	-	0.6	0.6
Amortization expense in connection with restricted stock	-	19.7	-	19.7	-	-	-	-	-
Distributions to noncontrolling interests	-	(1.0)	-	-	-	-	-	(1.0)	-
Tax effects from vesting of restricted stock	-	1.7	-	1.7	-	-	-	-	-
Tax effects of expired employee stock options	-	(1.5)	-	(1.5)	-	-	-	-	-
Dividends on common stock ($0.20 per share)	-	(15.8)	-	-	(15.8)	-	-	-	-
Repurchase of common shares	(4.2)	(44.3)	-	(20.9)	(23.4)	-	-	-	-
Other	-	0.2	-	-	0.2	-	-	-	-
Balance, December 31, 2012	79.2	$ 1,005.7	$ 0.8	$ 520.8	$ 501.1	$ (17.9)	$ -	$ 0.9	$ 0.6

See accompanying notes to consolidated financial statements

THE JONES GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(ALL AMOUNTS IN MILLIONS)

Year Ended December 31,	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (55.0)	$ 51.5	$ 54.4
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of acquisitions:			
Amortization of employee stock options and restricted stock	19.7	16.7	22.0
Depreciation and other amortization	90.1	88.1	91.9
Goodwill impairment	47.6	-	-
Trademark impairments	21.5	31.5	37.6
Other impairment losses	6.7	10.6	11.6
Adjustments to acquisition consideration payable	84.4	11.9	19.0
Equity in (income) loss of unconsolidated affiliate	(2.5)	(3.9)	0.9
Provision for (recovery of) losses on accounts receivable	0.3	1.3	(0.2)
Deferred taxes	(26.4)	17.9	4.5
Fair value adjustments related to interest rate swaps and cap	1.3	2.1	2.4
Write-off of deferred financing fees	-	1.9	-
Gain on sale of trademark	(3.1)	-	-
Other items, net	(0.4)	6.1	0.3
Changes in operating assets and liabilities:			
Accounts receivable	(29.4)	22.3	(19.5)
Inventories	7.6	25.7	(70.3)
Prepaid expenses and other current assets	(4.9)	1.3	(4.7)
Accounts payable	18.2	(5.7)	24.8
Income taxes payable/prepaid income taxes	(0.4)	7.2	(21.1)
Accrued expenses and other current liabilities	7.9	(21.2)	8.0
Acquisition consideration payable	(94.6)	(5.3)	(1.3)
Other assets and liabilities	24.1	11.7	(19.0)
Total adjustments	167.7	220.2	86.9
Net cash provided by operating activities	112.7	271.7	141.3
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of KG Group Holdings, net of cash acquired	-	(143.1)	-
Acquisition of Stuart Weitzman Holdings, net of cash acquired	-	-	(159.3)
Acquisition of Moda Nicola International	-	(2.5)	(14.4)
Acquisition of Brian Atwood, net of cash acquired	(4.4)	-	-
Contingent consideration paid related to investment in GRI Group Limited	(3.5)	-	-
Capital expenditures	(76.5)	(98.0)	(41.0)
Proceeds from sale of trademark	5.0	-	-
Other items, net	(0.1)	0.1	0.4
Net cash used in investing activities	(79.5)	(243.5)	(214.3)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of 6.875% Senior Notes due 2019	103.5	300.0	-
Debt issuance costs	(2.6)	(6.6)	-
Costs related to secured revolving credit agreement	(0.3)	(3.3)	(7.3)
Repayment of acquired debt of KG Group Holdings	-	(174.1)	-
Repayments of long-term debt	(0.1)	(0.1)	(0.2)
Cash distributions to former owners of Stuart Weitzman Holdings	-	-	(19.0)
Distributions to noncontrolling interests	(1.0)	(0.7)	(0.6)
Payments of acquisition consideration payable	(163.9)	(10.1)	(4.3)
Repurchases of common stock	(44.0)	(78.0)	(10.7)
Proceeds from exercise of employee stock options	-	-	0.6
Dividends paid	(15.5)	(16.6)	(17.2)
Principal payments on capital leases	(1.9)	(1.7)	(2.6)
Excess tax benefits from share-based payment arrangements	2.3	1.6	1.2
Net cash (used in) provided by financing activities	(123.5)	10.4	(60.1)
EFFECT OF EXCHANGE RATES ON CASH	1.1	(0.6)	0.5
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(89.2)	38.0	(132.6)
CASH AND CASH EQUIVALENTS, BEGINNING	238.8	200.8	333.4
CASH AND CASH EQUIVALENTS, ENDING	$ 149.6	$ 238.8	$ 200.8

See accompanying notes to consolidated financial statements

SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of The Jones Group Inc. and our subsidiaries. All intercompany balances and transactions have been eliminated. The results of operations of acquired companies are included in our operating results from the respective dates of acquisition. We also have a 25% interest in GRI, which is accounted for under the equity method of accounting.

We design, contract for the manufacture of and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for women and children and women's and men's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States, Canada and Europe. We also operate our own network of retail and factory outlet stores, concession locations and e-commerce web sites. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of cash investments and accounts receivable. We place our cash and cash equivalents in investment-grade, highly-liquid U.S. government agency and corporate money market accounts. We perform ongoing credit evaluations of our customers' financial condition and, generally, require no collateral from our customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable.

Derivative Financial Instruments

Our primary objectives for holding derivative financial instruments are to manage foreign currency and interest rate risks. We do not use financial instruments for trading or other speculative purposes. We have historically used derivative financial instruments to hedge both the fair value of recognized assets or liabilities (a "fair value" hedge) and the variability of anticipated cash flows of a forecasted transaction (a "cash flow" hedge). Our strategies related to derivative financial instruments have been:

- the use of foreign currency forward contracts to hedge a portion of anticipated future short-term inventory purchases to offset the effects of changes in foreign currency exchange rates (primarily between the U.S. Dollar and the Canadian Dollar);
- the use of foreign currency forward contracts to hedge a portion of anticipated repayments of intercompany debt (primarily between the U.S. Dollar and the British Pound); and
- the use of interest rate swaps and caps to effectively convert a portion of our outstanding fixed-rate debt to variable-rate debt to take advantage of lower interest rates.

Our foreign currency forward contracts relating to inventory purchases are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item, and our interest rate swaps have been highly effective based on regression analyses (our interest rate cap agreement and foreign currency forward contracts relating to intercompany repayments have not been designated as hedges). On the date a qualifying derivative contract is entered into, we designate the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged assets and liabilities. Changes in derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to either cost of sales for inventory purchases or to selling, general and administrative ("SG&A") expenses for all other items. Changes in derivative fair values that have not been designated as hedges are recorded as SG&A expenses. Any ineffective portion of a hedging derivative's change in fair value will be immediately recognized in cost of sales for foreign currency forward contracts and interest expense for interest rate swap contracts. Differentials to be paid or received under interest rate swap contracts and changes in the fair value of interest rate cap contracts are recorded as adjustments to interest expense. Gains or losses generated from the early termination of interest rate swap contracts are amortized over the remaining terms of the contracts as adjustments to interest expense. The fair values of the derivatives, which are based on observable inputs such as yield curves or foreign exchange spot rates, are reported as other current assets, other assets, accrued expenses and other current liabilities or other noncurrent liabilities, as appropriate.

Accounts Receivable

Accounts receivable are reported at amounts we expect to be collected, net of trade discounts and deductions for co-op advertising arrangements with our customers, allowances we provide to our retail customers to effectively flow goods through the retail channels, an allowance for potential non-collection due to the financial position of our customers and credit card accounts, and an allowance for estimated sales returns.

Inventories and Cost of Sales

Inventories are valued at the lower of cost or market. Inventory values are determined using the FIFO (first in, first out) and weighted average cost methods. We reduce the carrying cost of inventories for obsolete or slow moving items as necessary to properly reflect inventory value. The cost elements included in inventory consist of all direct costs of merchandise (net of purchase discounts and vendor allowances), overhead (primarily design and production costs), inbound freight and merchandise acquisition costs such as commissions and import fees.

Cost of sales includes the inventory cost elements listed above as well as warehouse outbound freight, merchandise freight between our distribution centers and retail locations and realized gains or losses on foreign currency forward contracts associated with inventory purchases. Our cost of sales may not be comparable to those of other entities, since some entities include all of the costs associated with their distribution functions in cost of sales while we include these costs in SG&A expenses. Distribution costs included in SG&A expenses for 2012, 2011 and 2010 were $94.1 million, $93.3 million and $105.4 million, respectively.

Property, Plant, Equipment and Depreciation and Amortization

Property, plant and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements recorded at the inception of a lease are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter; for improvements made during the lease term, the amortization period is the shorter of the useful life or the remaining lease term (including any renewal periods that are deemed to be reasonably assured). Property under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets, whichever is shorter.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Rent expense on our buildings and retail stores is classified as an SG&A expense and, for certain stores, includes contingent rents that are based on a percentage of retail sales over stated levels. Landlord allowances are amortized by the straight-line method over the term of the lease as a reduction of rent expense.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. We test at least annually our goodwill and other intangibles without determinable lives (primarily tradenames and trademarks) for impairment through the use of discounted cash flow models. Other intangibles with determinable lives, including license agreements, are amortized over the estimated useful lives of the assets (currently ranging from 4.6 to 23 years).

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. Dollars in accordance with ASC Section 830, "Foreign Currency Matters." Where the functional currency of a foreign subsidiary is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from translation are accumulated in a separate component of stockholders' equity. Gains and losses on transactions denominated and settled in a foreign currency are reflected in the consolidated statements of operations. Net foreign currency gains (losses) included in SG&A expenses were $7.0 million, $(5.7) million and $1.0 million in 2012, 2011 and 2010, respectively.

Defined Benefit Plans

Our funding policy is to contribute at least the minimum amount to meet the funding ratio requirements of the Pension Protection Act.

Treasury Stock

Treasury stock is recorded at acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings. When treasury shares are retired and returned to authorized but unissued status, the carrying value in excess of par is allocated to additional paid-in capital and retained earnings on a pro rata basis.

Revenue Recognition

Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded primarily by reducing revenues for the total revenues related to estimated returns, with an offsetting reduction to cost of sales for the cost of the estimated returns. Sales taxes collected from retail customers are excluded from reported revenues. Licensing income is recognized based on the higher of contractual minimums or sales of licensed products realized by our licensees.

Shipping and Handling Costs

Shipping and handling costs billed to customers are recorded as revenue. Freight costs associated with shipping goods to customers are recorded as a cost of sales.

Advertising Expense

We record national advertising campaign costs as an expense when the advertising first takes place and we expense advertising production costs as incurred, net of reimbursements for cooperative advertising. Net advertising expense was $83.1 million, $65.6 million and $57.6 million in 2012, 2011 and 2010, respectively, net of co-operative advertising reimbursements of $8.9 million, $11.7 million and $11.1 million, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Current tax assets and liabilities are recognized for the estimated Federal, foreign, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

Earnings per Share

We have outstanding restricted stock grants that contain nonforfeitable rights to dividends (whether paid or unpaid) which qualify these shares as participating securities, requiring them to be included in the computation of earnings per share pursuant to the two-class method. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. Basic earnings per common share is calculated by dividing earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of unvested restricted stock not classified as participating securities and common shares issuable upon exercise of stock options. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all outstanding restricted shares have vested.

The following options to purchase shares of common stock were outstanding during a portion of 2011 and 2010 but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares and, therefore, would be antidilutive. For 2012, neither the total options outstanding nor 4.0 million shares of nonparticipating restricted stock were included in the computation of diluted earnings per share due to the net loss for the year.

For the year ended December 31,	2012	2011	2010
Number of options (in millions)	N/A	4.4	6.0
Weighted average exercise price		$34.74	$33.25

Restricted Stock

Compensation cost for restricted stock that vests based upon the passage of time or on the achievement of a performance condition is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is granted over the amount the employee must pay to acquire the stock (which is generally zero). Compensation cost for restricted stock that vests upon the achievement of a performance condition is also based upon the probability that the performance condition will be satisfied. Compensation cost for restricted stock that vests based upon the achievement of a market condition is determined based on a Monte Carlo valuation model and is recognized regardless of whether or not the market condition is satisfied.

Compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for the total award.

Long-Lived Assets

We review certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, we assess the recoverability of such assets based upon estimated non-discounted cash flow forecasts. If an asset impairment is identified, the asset is written down to fair value based on discounted cash flow or other fair value measures.

Cash Equivalents

We consider all highly liquid short-term investments to be cash equivalents.

Noncontrolling Interests

For our consolidated subsidiaries that are not wholly-owned, we allocate earnings and losses to the noncontrolling interests based on their ownership percentage. For redeemable noncontrolling interests, the amounts reported on the balance sheet represent the higher of the carrying amount or the redemption value.

New Accounting Standards

In July 2012, the FASB issued ASU 2012-02, "Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." ASU 2012-02 simplifies the guidance for testing the decline in the realizable value (impairment) of indefinite-lived intangible assets other than goodwill by allowing an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An organization electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the organization determines, based on a qualitative assessment, that it is "more likely than not" that the asset is impaired. The amendments in this Update are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of ASU 2012-02 will not have a material impact on our results of operations or our financial position.

In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements." ASU 2012-04 contains amendments to clarify the ASC, correct unintended application of guidance, or make minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Additionally, the amendments are intended to make the ASC easier to understand and the fair value measurement guidance easier to apply by eliminating inconsistencies and providing needed clarifications. The amendments that do not have transition guidance were effective upon issuance. The amendments that are subject to the transition guidance will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 will not have a material impact on our results of operations or our financial position.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures that provide additional detail about those amounts. The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted.

(LOSS) EARNINGS PER SHARE

The computation of basic and diluted (loss) earnings per share is as follows:

Year Ended December 31,		2012		2011		2010
(In millions except per share amounts)						
Net (loss) income	$	(55.0)	$	51.5	$	54.4
Less: income attributable to noncontrolling interests		1.1		0.8		0.6
(Loss) income attributable to Jones		(56.1)		50.7		53.8
Less: (loss) income allocated to participating securities		(1.8)		1.5		2.4
(Loss) income available to common stockholders of Jones	$	(54.3)	$	49.2	$	51.4
Weighted-average common shares outstanding - basic		74.9		79.6		82.1
Effect of dilutive employee stock options and restricted stock		-		1.7		0.5
Weighted-average common shares and share equivalents outstanding - diluted		74.9		81.3		82.6
(Loss) earnings per share						
Basic	$	(0.72)	$	0.62	$	0.63
Diluted		(0.72)		0.61		0.62

ACQUISITIONS

Moda Nicola International, LLC

On February 4, 2010, we acquired 100% of the membership interests in Moda Nicola International, LLC ("Moda"), a privately-held designer, marketer and wholesaler of women's contemporary eveningwear and sportswear, and owner of the *Robert Rodriguez* Collection, for $35.7 million. Under the terms of the agreement, we made cash payments of $16.9 million to the selling members of Moda. The selling members of Moda are also entitled to receive future cash payments upon achievement of certain financial targets set within the agreement for the years 2011 through 2014. At the acquisition date, we recorded an acquisition consideration liability for $18.8 million, based on probability-weighted projected revenues and gross margins of the acquired business and a discount factor based on an estimated weighted average cost of capital. Adjustments to this liability are recorded as an SG&A expense in our domestic wholesale sportswear segment. At December 31, 2012, the fair value of the liability was $7.4 million, with $3.9 million and $8.1 million recorded as reductions to SG&A expenses during 2012 and 2011, respectively, and $4.1 million recorded as an increase to SG&A expenses in 2010. We recorded $3.5 million of payments during 2012 to the selling members of Moda. Projected payments amount to $2.5 million in 2013, $2.9 million in 2014, and $3.2 million in 2015.

We pursued the acquisition of Moda to increase our presence in the contemporary apparel market and to further develop a business portfolio with significant growth opportunities. Moda is reported as part of our domestic wholesale sportswear segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from Moda on February 4, 2010.

(In millions)	Weighted-average amortization life (in months)		Fair Value
Current assets		$	3.2
Property, plant and equipment			0.2
Intangible assets:			
Goodwill			6.6
Customer relationships	120		7.9
Trademarks	240		17.0
Covenants not to compete	59		0.2
Order backlog	3		1.7
Total assets acquired			36.8
Current liabilities			(1.1)
Total purchase price		$	35.7

The fair value of receivables acquired from Moda was $2.2 million, with gross contractual amounts receivable amounting to $2.7 million.

The fair values of the acquired intangibles were determined using discounted cash flow models using a discount factor based on an estimated risk-adjusted weighted average cost of capital. The customer relationships and covenants not to compete were valued using a "with and without" model, the trademarks using a relief-from-royalty model, and the order backlog using a multi-period excess earnings model.

The acquisition resulted in the recognition of $6.6 million of goodwill, which will be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the acquisition, such as manufacturing and supply chain work process improvements and the elimination of redundant corporate overhead for shared services and governance, the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for product extensions, such as footwear.

The following table provides total revenues and results of operations from the acquired Moda business included in our results for 2010 subsequent to the acquisition.

(In millions)		
Total revenues	$	17.0
Loss before provision for income taxes		(6.9)

Stuart Weitzman Holdings, LLC

On June 2, 2010, we acquired 55% of the membership interests in Stuart Weitzman Holdings, LLC ("SWH"), a privately-held designer and manufacturer of women's salon footwear and accessories under the *Stuart Weitzman* label. SWH markets its products in fine specialty and department stores worldwide and in its own chain of retail stores in the U.S. and abroad.

Under the terms of the agreement, the acquisition occurred in two stages. We made an initial cash payment of $180.3 million for a 55% interest in SWH and a payment for the acquisition of the remaining 45% interest on December 31, 2012 (subject to a final true-up adjustment in early 2013 based upon the financial results of SWH for 2012). We recorded all SWH's identifiable assets, SWH's liabilities assumed and the noncontrolling interest at fair value under the acquisition method. Due to our obligation to purchase the remaining 45% interest, the noncontrolling interest was classified as a liability, with adjustments to the liability recorded as interest expense. We recorded a liability of $181.8 million for the initial value of the projected payments for the remaining 45% interest, based on probability-weighted projected earnings before interest, taxes, depreciation and amortization (as defined in the agreement) of the acquired business and cash distributions that are required by the agreement to be disbursed for the years 2010 through 2012, using a discount factor based on an estimated weighted average cost of capital. At December 31, 2012, the fair value of the remaining liability was $28.9 million, with $88.3 million, $20.0 million and $14.9 million recorded as interest expense during 2012, 2011 and 2010, respectively, with $255.0 million, $15.4 million and $5.7 million of payments recorded during 2012, 2011 and 2010, respectively. The remaining liability will be paid in 2013, except for $1.0 million which will be paid at a future date when certain conditions are met.

We pursued the acquisition of SWH to increase our presence in the contemporary footwear market and to further develop a business portfolio with significant growth opportunities. SWH's wholesale footwear business is reported in our domestic wholesale footwear and accessories and international wholesale segments, its retail business is reported in our domestic retail and international retail segments, and its licensing business is reported in our licensing, eliminations and other segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from SWH on June 2, 2010.

(In millions)	Weighted-average amortization life (in months)		Fair Value
Cash		$	21.0
Accounts receivable			20.1
Inventories			18.9
Other current assets			1.5
Property, plant and equipment			19.4
Intangible assets:			
Trademarks			154.1
Goodwill			115.1
Customer relationships	120		20.2
Covenant not to compete	55		3.5
Order backlog	9		10.5
Favorable lease agreements	139		6.1
Licensing agreements	55		3.6
Other noncurrent assets			0.7
Total assets acquired			394.7
Cash distributions payable			19.0
Current liabilities			10.6
Unfavorable lease agreements	73		2.7
Other long-term liabilities			0.3
Total liabilities assumed			32.6
Total purchase price		$	362.1

The gross contractual accounts receivable acquired from SWH was $24.4 million.

The fair values of the acquired intangibles were determined using discounted cash flow models using a discount factor based on an estimated risk-adjusted weighted average cost of capital. The customer relationships were valued using an opportunity cost model, the covenant not to compete using a "with and without" model, the trademarks using a relief-from-royalty model, the order backlog using a multi-period excess earnings model and the license agreements and lease agreements using incremental cash flow income approach models.

The acquisition resulted in the recognition of $115.1 million of goodwill, which will be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the acquisition, such as the elimination of redundant corporate overhead for shared services and governance, the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for product extensions, such as apparel.

The following table provides total revenues and results of operations from the acquired SWH business included in our results for 2010 subsequent to the acquisition.

(In millions)		
Total revenues	$	129.2
Loss before provision for income taxes		(7.5)

KG Group Holdings Limited

On June 2, 2011, we acquired 100% of the equity interests in KG Group Holdings Limited ("Kurt Geiger"), a privately-held wholesaler and retailer of luxury footwear and accessories, for $150.0 million in cash and the assumption of $174.1 million of debt, which was immediately repaid following the transaction. Kurt Geiger markets products under four of its own brands - *Kurt Geiger, KG, Carvela* and *Miss KG* - and over 100 other luxury brands in more than 200 retail locations, including concessions in Europe's leading department stores, including Harrods, Selfridges, Liberty, House of Fraser, Fenwick John Lewis and Brown Thomas, as well as company-operated stores.

Approximately £6.2 million ($10.2 million) of the purchase price payable to certain selling shareholders who are senior managers of Kurt Geiger has been rolled over into 5% Loan Notes (the "Loan Notes"), which are payable on or before April 16, 2016 and are subject to forfeiture in the event of termination of employment under certain circumstances. This amount is recorded as compensation expense over the term of the Loan Notes and is not reported as a component of the cost of the acquisition.

We pursued the acquisition of Kurt Geiger to increase our international presence and further extend our reach into the designer footwear business. Kurt Geiger's wholesale footwear business is reported in our international wholesale segment and its retail business is reported in our international retail segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from Kurt Geiger on June 2, 2011.

(In millions)	Weighted-average amortization life (in months)	Fair Value
Cash		$ 6.9
Accounts receivable		19.7
Inventories		55.1
Other current assets		9.5
Property, plant and equipment		27.0
Intangible assets:		
Trademarks - nonamortized		95.1
Trademarks - amortized	120	0.1
Goodwill		99.3
Customer relationships	232	125.7
Order backlog	9	2.8
Favorable lease agreements	99	6.8
Total assets acquired		448.0
Accounts payable		30.6
Other current liabilities		28.5
Long-term debt		174.1
Unfavorable lease agreements	100	0.2
Deferred taxes		64.6
Total liabilities assumed		298.0
Total purchase price		$ 150.0

The gross contractual accounts receivable acquired from Kurt Geiger was $19.8 million.

The fair values of the acquired intangibles were determined using discounted cash flow models using a discount factor based on an estimated risk-adjusted weighted average cost of capital. The customer relationships and order backlog were valued using multi-period excess earnings models, the trademarks using a relief-from-royalty model and the lease agreements using an incremental cash flow income approach model.

The acquisition resulted in the recognition of $99.3 million of goodwill, which is not expected to be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the leveraging of the combined networks of partners, infrastructure and strong department store relationships to expand product distribution worldwide, as well as the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for product extensions, such as apparel.

The following table provides total revenues and results of operations from the acquired Kurt Geiger business included in our results for 2011 subsequent to the acquisition.

(In millions)		
Total revenues	$	214.4
Loss before provision for income taxes		(5.4)

Brian Atwood

On July 2, 2012, we acquired an 80% interest in *Brian Atwood*-related intellectual property (the "intellectual property") from BA Holding Group, Inc., BKA International, Inc. and Brian Atwood, we acquired 100% of the equity interests in Atwood Italia S.r.l., and we acquired certain assets and assumed certain liabilities of Brian Atwood, Ltd. (collectively, "Brian Atwood"). The purchase price was $5.5 million, of which $5.0 million was paid in 2012. We deferred $0.5 million of the purchase price, with payment subject to an indemnification holding period as set forth in the acquisition agreement.

The remaining 20% interest in the intellectual property was recorded as a noncontrolling interest, with the fair value based on projected cash flows related to that property. Brian Atwood has the right, under certain conditions, to require us to repurchase a portion of his noncontrolling ownership interest at a predetermined multiple of the previous year's distributable cash flows generated by the intellectual property.

We pursued the acquisition of Brian Atwood to increase our international presence and further extend our reach into the designer footwear business. Brian Atwood's luxury wholesale footwear business is reported in our international wholesale segment.

The following table summarizes the fair values of the assets acquired and liabilities assumed from Brian Atwood on July 2, 2012.

(In millions)	Weighted-average amortization life (in months)		Fair Value
Cash		$	0.6
Accounts receivable			0.5
Other current assets			0.4
Property, plant and equipment			0.1
Intangible assets:			
Trademarks	240		7.5
Goodwill			3.2
Customer relationships	6		0.4
Order backlog	3		0.7
Total assets acquired			13.4
Accounts payable			1.7
Notes payable			2.8
Other current liabilities			1.8
Deferred taxes			0.3
Other long-term liabilities			0.1
Total liabilities assumed			6.7
Fair value of noncontrolling interest			1.2
Total purchase price		$	5.5

The gross contractual accounts receivable acquired from Brian Atwood was $0.5 million, all of which we expect to collect.

The fair values of the acquired intangibles were determined using discounted cash flow models using a discount factor based on an estimated risk-adjusted weighted average cost of capital. The customer relationships were valued using a "with and without" model, the trademarks using a relief-from-royalty model and the order backlog using multi-period excess earnings model.

The acquisition resulted in the recognition of $3.2 million of goodwill, which is not expected to be deductible for tax purposes. Goodwill largely consists of expected synergies resulting from the leveraging of the combined networks of partners, infrastructure and customer relationships to expand product distribution worldwide, as well as the acquired assembled workforce, which does not qualify as an amortizable intangible asset, and the potential for both product extensions, such as apparel, and the introduction of *Brian Atwood* retail locations. The goodwill has been assigned to our domestic wholesale footwear and accessories segment, as we pursued the acquisition to acquire majority ownership interest in the *Brian Atwood*-related trademarks, under which our existing *B Brian Atwood* domestic footwear business is licensed.

The following table provides total revenues and results of operations from the acquired Brian Atwood business included in our results for 2012 subsequent to the acquisition.

(In millions)		
Total revenues	$	4.3
Loss before provision for income taxes		(5.6)

Pro Forma Information

The following table provides pro forma total revenues and results of operations for 2011 as if Kurt Geiger had been acquired on January 1, 2010. The unaudited pro forma results reflect certain adjustments related to the acquisition, such as amortization expense on intangible assets acquired Kurt Geiger resulting from the fair valuation of assets acquired. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of Kurt Geiger. Accordingly, such pro forma amounts are not necessarily indicative of the results that actually would have occurred had the acquisition been completed on January 1, 2010, nor are they indicative of the future operating results of the combined companies.

Pro forma total revenues and results of operations reflecting the acquisition of Brian Atwood are not presented, as the acquisition is not material to our financial position or our results of operations.

(In millions, except per share amounts)		2011
Total revenues	$	3,915.5
Net income		50.0
Earnings per share attributable to Jones		
Basic	$	0.60
Diluted		0.59

The pro forma earnings for 2011 were adjusted to exclude $4.9 million of acquisition-related expenses incurred related to the acquisition of Kurt Geiger and $2.7 million of nonrecurring expense related to the fair value of Kurt Geiger acquisition-date order backlogs.

Acquisition Expenses

During 2010, pretax charges totaling $0.6 million and $5.4 million were recorded for legal expenses and other transactions related to the Moda and SWH acquisitions, respectively. During 2011, pretax charges totaling $4.9 million were recorded for legal expenses and other transactions related to the Kurt Geiger acquisition. During 2012, pretax charges totaling $0.7 million were recorded for legal expenses and other transactions related to the Brian Atwood acquisition. These charges, which were expensed in accordance with the accounting guidance for business combinations, were recorded as SG&A costs in our licensing, other and eliminations segment.

EQUITY METHOD INVESTMENTS

On June 20, 2008, we acquired a 10% equity interest in GRI, an international accessories and apparel brand management and retail-distribution network, for $20.2 million. On June 24, 2009, we increased our equity interest to 25% for an additional $15.2 million. The selling shareholders of GRI were entitled to receive an additional cash payment equaling 60% of the amount of GRI's fiscal year 2011 net income that exceeded a certain threshold, and on June 21, 2012, we made a cash payment to them of $3.5 million in satisfaction of the obligation. GRI is the exclusive licensee of several of our brands in Asia, including *Nine West, Anne Klein, AK Anne Klein, Easy Spirit, Enzo Angiolini* and *Joan & David*. GRI also distributes other women's apparel, shoes and accessory brands not owned by us. See "Accounts Receivable and Significant Customers" for additional information regarding GRI.

ACCOUNTS RECEIVABLE AND SIGNIFICANT CUSTOMERS

Accounts receivable consist of the following:

December 31,		2012		2011
(In millions)				
Trade accounts receivable	$	408.4	$	367.9
Allowances for doubtful accounts, returns, discounts and co-op advertising		(27.4)		(28.3)
	$	381.0	$	339.6

A significant portion of our sales are to retailers throughout the United States and Canada. We have one significant customer in our domestic wholesale sportswear, domestic wholesale jeanswear and domestic wholesale footwear and accessories operating segments. Macy's, Inc. accounted for approximately 18%, 19% and 20% of consolidated gross revenues for 2012, 2011 and 2010, respectively, and accounted for approximately 17% and 18% of accounts receivable at December 31, 2012 and 2011, respectively.

Due to our 25% ownership interest in GRI, GRI is deemed to be a related party. Included in accounts receivable are amounts due from GRI in the amount of $15.6 million and $19.7 million at December 31, 2012 and 2011, respectively. Net revenues from GRI amounted to $66.3 million, $65.9 million and $71.6 million for 2012, 2011 and 2010, respectively. On April 23, 2009, we converted $10.0 million of outstanding GRI accounts receivable to a three-year interest-bearing convertible note. This note was repaid on April 20, 2012.

ACCRUED RESTRUCTURING COSTS

Jewelry

During 2009, we decided to discontinue the domestic manufacturing, product development and sourcing activities of our jewelry business, and during 2010 we announced the closing of our jewelry distribution center. We accrued $1.0 million of termination benefits and associated employee costs during 2010 related to both decisions. During 2010, 2011 and 2012, we recorded $2.7 million, $0.1 million and $0.4 million, respectively, of lease obligation costs relating to closed facilities. These costs are reported as SG&A expenses in the domestic wholesale footwear and accessories segment.

The details of the jewelry restructuring accruals are as follows:

(In millions)	One-time termination benefits	Lease obligations	Total jewelry restructuring
Balance, January 1, 2010	$ 2.9	$ -	$ 2.9
Additions	1.0	2.7	3.7
Payments and reductions	(2.6)	(0.4)	(3.0)
Balance, December 31, 2010	1.3	2.3	3.6
Additions	-	0.1	0.1
Payments and reductions	(1.3)	(0.9)	(2.2)
Balance, December 31, 2011	-	1.5	1.5
Additions	-	0.4	0.4
Payments and reductions	-	(0.5)	(0.5)
Balance, December 31, 2012	$ -	$ 1.4	$ 1.4

The net accrual of $1.5 million at December 31, 2011 is reported as $0.4 million of accrued expenses and other current liabilities and $1.1 million of other noncurrent liabilities. The net accrual of $1.4 million at December 31, 2012 is reported as $0.4 million of accrued expenses and other current liabilities and $1.0 million of other noncurrent liabilities.

Texas Warehouse

On December 1, 2009, we announced the closing of warehouse facilities in Socorro, Texas. We accrued $3.4 million of termination benefits and associated employee costs for 220 employees. During 2010 and 2011, we recorded $6.9 million and $0.5 million, respectively, of lease obligation costs relating to the warehouse. These costs are reported as SG&A expenses in the domestic wholesale jeanswear segment. The closing was substantially completed by the end of April 2010.

The details of the Texas warehouse restructuring accruals are as follows:

(In millions)	One-time termination benefits	Lease obligations	Total Texas warehouse restructuring
Balance, January 1, 2010	$ 3.1	$ -	$ 3.1
Additions	0.3	6.9	7.2
Payments and reductions	(3.4)	(2.8)	(6.2)
Balance, December 31, 2010	-	4.1	4.1
Additions	-	0.5	0.5
Payments and reductions	-	(3.7)	(3.7)
Balance, December 31, 2011	-	0.9	0.9
Payments and reductions	-	(0.1)	(0.1)
Balance, December 31, 2012	$ -	$ 0.8	$ 0.8

The net accrual of $0.9 million at December 31, 2011 is reported as accrued expenses and other current liabilities. The net accrual of $0.8 million at December 31, 2012 is reported as accrued expenses and other current liabilities.

Moderate Apparel Restructuring

In connection with the exit from and reorganization of certain moderate apparel product lines, we decided to close certain New York offices, and on October 9, 2007, we announced the closing of warehouse facilities in Goose Creek, South Carolina. During 2010, we reversed $1.4 million of previously recorded lease obligation costs relating to a sublease of one of the warehouse facilities. All costs are reported as SG&A expenses in our domestic wholesale jeanswear segment.

The details of the moderate apparel restructuring accruals are as follows:

(In millions)	Lease obligations
Balance, January 1, 2010	$ 2.0
Reversals	(1.4)
Payments and reductions	(0.3)
Balance, December 31, 2010	0.3
Payments and reductions	(0.1)
Balance, December 31, 2011	0.2
Payments and reductions	(0.1)
Balance, December 31, 2012	$ 0.1

The net accrual of $0.2 million at December 31, 2011 is reported as $0.1 million of accrued expenses and other current liabilities and $0.1 million of other noncurrent liabilities. The net accrual of $0.1 million at December 31, 2012 is reported as accrued expenses and other current liabilities.

Retail Stores

We continue to review our retail operations for underperforming locations. As a result of these reviews, we have decided to close domestic retail locations that no longer provide strategic benefits. During 2010, 2011 and 2012, we closed 191, 96 and 103 locations, respectively, and anticipate closing additional locations in 2013. Total termination benefits and associated employee costs are expected to be $10.9 million for approximately 2,250 employees, including both store employees and administrative support personnel. We accrued $3.0 million, $1.6 million and $1.7 million of termination benefits and associated employee costs during 2010, 2011 and 2012, respectively. In connection with our decision to close these stores, we reviewed the associated long-term assets for impairments. As a result of these reviews, we recorded $9.0 million, $8.0 million and $0.8 million of impairment losses in 2010, 2011 and 2012, respectively, on leasehold improvements and furniture and fixtures located in the stores to be closed. These costs are reported as SG&A expenses in the domestic retail segment.

The details of the restructuring accruals are as follows:

(In millions)	One-time termination benefits
Balance, January 1, 2010	$ 1.9
Additions	3.0
Payments and reductions	(2.7)
Balance, December 31, 2010	2.2
Additions	1.6
Payments and reductions	(2.5)
Balance, December 31, 2011	1.3
Additions	1.7
Payments and reductions	(2.1)
Balance, December 31, 2012	$ 0.9

The net accruals of $1.3 million and $0.9 million at December 31, 2011 and 2012, respectively, are reported as accrued expenses and other current liabilities.

PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment are as follows:

December 31, (In millions)	2012	2011	Useful lives (years)
Land and buildings	$ 78.1	$ 74.3	10 - 20
Leasehold improvements	255.3	272.5	1 - 20
Machinery, equipment and software	385.3	418.8	3 - 20
Furniture and fixtures	104.6	96.6	1 - 8
Construction in progress	20.1	14.6	-
	843.4	876.8	
Less: accumulated depreciation and amortization	565.3	605.4	
	$ 278.1	$ 271.4	

Depreciation and amortization expense relating to property, plant and equipment (including capitalized leases) reflected in results from operations was $69.6 million, $67.5 million and $64.6 million in 2012, 2011 and 2010, respectively. At December 31, 2012, we had outstanding commitments of approximately $20.0 million relating primarily to the construction or remodeling of retail store locations and office facilities.

Included in property, plant and equipment are the following capitalized leases:

December 31, (In millions)	2012	2011	Useful lives (years)
Buildings	$ 37.8	$ 37.8	10 - 20
Machinery and equipment	0.2	13.0	3 - 5
	38.0	50.8	
Less: accumulated amortization	21.2	31.9	
	$ 16.8	$ 18.9	

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price and related costs over the value assigned to net tangible and identifiable intangible assets of businesses acquired and accounted for under the purchase method. Accounting rules require that we test at least annually for possible goodwill impairment. We perform our test in the fourth fiscal quarter of each year using a discounted cash flow analysis that requires that certain assumptions and estimates be made regarding industry economic factors and future profitability and cash flows. We test goodwill at the segment level where acquired businesses have been fully integrated into our existing structure and at one level below the segment level where acquired businesses have not been fully integrated. As a result of the 2012 impairment analysis, we determined that the goodwill balance existing in our international retail segment was impaired as a result of decreases in projected revenues and profitability for our Kurt Geiger retail business resulting from economic conditions in Europe. Accordingly, we recorded an impairment charge of $47.6 million.

The following table presents, by segment and in total, changes in the carrying amount of goodwill for 2011 and 2012.

(In millions)	Domestic Wholesale Sportswear	Domestic Wholesale Jeanswear	Domestic Wholesale Footwear & Accessories	Domestic Retail	International Wholesale	International Retail	Total
Balance, January 1, 2011							
Goodwill	$ 46.7	$ 519.2	$ 859.8	$ 120.6	$ 68.5	$ -	$ 1,614.8
Accumulated impairment losses	-	(519.2)	(813.2)	(120.6)	-	-	(1,453.0)
Net goodwill	46.7	-	46.6	-	68.5	-	161.8
Acquisition of Kurt Geiger	-	-	-	-	45.8	53.5	99.3
Foreign currency translation effects	-	-	-	-	(2.7)	(3.1)	(5.8)
Balance, December 31, 2011							
Goodwill	46.7	519.2	859.8	120.6	111.6	50.4	1,708.3
Accumulated impairment losses	-	(519.2)	(813.2)	(120.6)	-	-	(1,453.0)
Net goodwill	46.7	-	46.6	-	111.6	50.4	255.3
Acquisition of Brian Atwood	-	-	3.2	-	-	-	3.2
Impairment	-	-	-	-	-	(47.6)	(47.6)
Foreign currency translation effects	-	-	-	-	1.9	2.5	4.4
Balance, December 31, 2012							
Goodwill	46.7	519.2	863.0	120.6	113.5	52.7	1,715.7
Accumulated impairment losses	-	(519.2)	(813.2)	(120.6)	-	(47.4)	(1,500.4)
Net goodwill	$ 46.7	$ -	$ 49.8	$ -	$ 113.5	$ 5.3	$ 215.3

We also perform our annual impairment test for indefinite-lived trademarks during the fourth fiscal quarter of the year. As a result of these analyses, we recorded trademark impairment charges of $21.5 million, $31.5 million and $37.6 million for 2012, 2011 and 2010, respectively, as a result of decreases in projected revenues for certain brands. All trademark impairment charges for 2010 and 2011 are reported as SG&A expenses in the licensing, other and eliminations segment. The charge for 2012 was recorded as a $21.4 million SG&A expense in the licensing, other and eliminations segment and a $0.1 million SG&A expense in the international retail segment. We also determined that the acquired customer relationship intangible asset from the acquisition of Kurt Geiger was impaired due to decreases in projected wholesale revenues, and we recorded a $5.6 million impairment charge. This impairment charge is reported as an SG&A expense in the international wholesale segment.

The components of other intangible assets are as follows:

December 31, (In millions)	2012		2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Customer relationships	$ 151.6	$ 24.4	$ 146.3	$ 8.3
License agreements	61.4	54.5	61.4	52.4
Trademarks	24.5	4.9	17.1	1.6
Acquired favorable leases	13.1	3.5	12.8	2.0
Covenants not to compete	3.8	2.1	3.8	1.4
Acquired order backlog	-	-	2.6	2.6
	254.4	89.4	244.0	68.3
Indefinite-life trademarks	704.7	-	721.7	-
	$ 959.1	$ 89.4	$ 965.7	$ 68.3

Amortization expense for intangible assets subject to amortization was $16.8 million, $14.8 million and $18.1 million for 2012, 2011 and 2010, respectively. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2017 is estimated to be $14.2 million in 2013, $14.6 million in 2014, $13.3 million in 2015, $13.0 million in 2016 and $12.7 million in 2017.

The cash flow models we use to estimate the fair values of our goodwill and trademarks involve several assumptions. Changes in these assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates are: (i) discount rates used to derive the present value factors used in determining the fair value of the reporting units and trademarks; (ii) royalty rates used in our trademark valuations; (iii) projected revenue growth rates; and (iv) projected long-term growth rates used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period-specific facts and circumstances. The following table shows the assumptions we used to derive our fair value estimates as part of our annual impairment testing for 2012 and 2011.

	2012		2011	
	Goodwill	Trademarks	Goodwill	Trademarks
Discount rates	12.0%	12.0%	11.0%	11.0%
Royalty rates	--	1.0% - 8.0%	--	4.0% - 8.0%
Weighted-average revenue growth rates	5.4%	6.2%	10.6%	5.6%
Long-term growth rates	3.0%	0% - 3.0%	3.0%	0% - 3.0%

While the fair value of each operating segment at December 31, 2012 significantly exceeded the segment's carrying value, should economic conditions and trends (such as reduced consumer spending or the failure to achieve projected results) deteriorate throughout 2013 and beyond, especially in the United Kingdom and Europe, the carrying values of trademarks and goodwill could become further impaired.

FAIR VALUES

ASC Subtopic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Subtopic 820-10 outlines a valuation framework, creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements, and details the disclosures that are required for items measured at fair value. We currently do not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis. We are permitted to choose to measure many financial instruments and certain other items at fair value, although we did not elect the fair value measurement option for any of our financial assets or liabilities.

Our financial assets and liabilities are to be measured using inputs from the three levels of the fair value hierarchy, which are as follows:

- Level 1 - inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date;

- Level 2 - inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

- Level 3 - unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing assets or liabilities based on the best information available.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

We have or had certain financial assets and liabilities that are required to be measured at fair value. These include:

- the assets and liabilities of The Jones Group Inc. Deferred Compensation Plan (the "Rabbi Trust"), which represent deferred employee compensation invested in mutual funds and which fall within Level 1 of the fair value hierarchy;
- deferred director fees, which represent phantom units of our common stock that have a fair value based on the market price of our common stock and which fall within Level 1 of the fair value hierarchy;

- foreign currency forward contracts, which have fair values calculated by comparing foreign exchange forward rates to the contract rates discounted at our incremental borrowing rate, which fall within Level 2 of the fair value hierarchy;
- interest rate swap and cap contracts, which have or had fair values calculated by comparing current yield curves and LIBOR rates to the stated contract rates adjusted for estimated risk of counterparty nonperformance, which fall within Level 2 of the fair value hierarchy;
- long-term debt that was hedged by interest rate swaps as a fair-value hedge, calculated by comparing current yield curves and LIBOR rates to the stated contract rates of the associated interest rate swaps, which falls within Level 2 of the fair value hierarchy; and
- consideration liabilities recorded as a result of the acquisition of Moda and SWH, which have fair values based on our projections of financial results and cash flows for the acquired business and a discount factor based on our weighted average cost of capital, and which fall within Level 3 of the fair value hierarchy.

In accordance with the fair value hierarchy described above, the following table shows the fair value of our financial assets and liabilities that are required to be measured at fair value on a recurring basis at December 31, 2011 and 2012.

Description	Classification	Total Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(In millions)					
December 31, 2011:					
Rabbi Trust assets	Prepaid expenses and other current assets	$ 7.5	$ 7.5	$ -	$ -
Interest rate swaps	Other long-term assets	5.5	-	5.5	-
Interest rate cap	Other long-term assets	0.2	-	0.2	-
Canadian Dollar - U.S. Dollar forward contracts	Prepaid expenses and other current assets	0.1	-	0.1	-
	Total assets	$ 13.3	$ 7.5	$ 5.8	$ -
Rabbi Trust liabilities	Accrued employee compensation and benefits	$ 7.5	$ 7.5	$ -	$ -
Deferred director fees	Accrued expenses and other current liabilities	0.2	0.2	-	-
Acquisition consideration	Current portion of acquisition consideration payable	192.7	-	-	192.7
5.125% Senior Notes due 2014	Long-term debt	263.0	-	263.0	-
Acquisition consideration	Acquisition consideration payable, net of current portion	17.7	-	-	17.7
	Total liabilities	$ 481.1	$ 7.7	$ 263.0	$ 210.4
December 31, 2012:					
Rabbi Trust assets	Prepaid expenses and other current assets	$ 8.4	$ 8.4	$ -	$ -
Interest rate cap	Other long-term assets	-	-	-	-
British Pound - U.S. Dollar forward contract	Prepaid expenses and other current assets	-	-	-	-
Canadian Dollar - U.S. Dollar forward contracts	Prepaid expenses and other current assets	0.2	-	0.2	-
	Total assets	$ 8.6	$ 8.4	$ 0.2	$ -
Rabbi Trust liabilities	Accrued employee compensation and benefits	$ 8.4	$ 8.4	$ -	$ -
Deferred director fees	Accrued expenses and other current liabilities	0.2	0.2	-	-
Acquisition consideration	Current portion of acquisition consideration payable	30.3	-	-	30.3
Acquisition consideration	Acquisition consideration payable, net of current portion	6.0	-	-	6.0
	Total liabilities	$ 44.9	$ 8.6	$ -	$ 36.3

The following table presents the changes in Level 3 acquisition consideration liabilities for 2011 and 2012.

(In millions)	Acquisition of Moda	Acquisition of SWH	Total Acquisition Consideration Payable
Balance, January 1, 2011	$ 22.9	$ 191.0	$ 213.9
Payments	-	(15.4)	(15.4)
Total adjustments included in earnings	(8.1)	20.0	11.9
Balance, December 31, 2011	14.8	195.6	210.4
Payments	(3.5)	(255.0)	(258.5)
Total adjustments included in earnings	(3.9)	88.3	84.4
Balance, December 31, 2012	$ 7.4	$ 28.9	$ 36.3

The following table represents quantitative information about the Level 3 contingent consideration liability measurements at December 31, 2012.

(In millions)	Fair Value at December 31, 2012	Valuation technique	Unobservable inputs	Range (Weighted Average)
Acquisition of Moda	$ 7.4	Discounted projection of financial results	Net sales growth Gross margin multiplier Discount rate	-30% - +10% (-2.7%) 1.50 - 1.63 (1.59) 11.7%
Acquisition of SWH	$ 28.9	Discounted projection of financial results and future cash flow	EBITDA (1) multiplier Discount rate	9.0 11.7%

(1) - Adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") as defined in the acquisition agreement.

The valuation processes for the contingent consideration liabilities are based on the associated acquisition agreements. Our inputs include probability-weighted projections of financial results and cash flows for the acquired business and a discount rate based on our weighted average cost of capital. We internally calculate the estimated liability using projected financial information provided by the operating divisions.

The significant unobservable inputs used in the fair value measurement of the Moda contingent consideration liability are net sales growth, a gross margin multiplier (as defined in the acquisition agreement) and a discount factor. An increase in the net sales or gross margin multiplier inputs would increase the fair value of the liability, while an increase in the discount rate would decrease the fair value of the liability. There is no interrelationship between the unobservable inputs. Changes in the fair value of the Moda contingent consideration liability are reported as adjustments to SG&A expenses in the domestic wholesale sportswear segment.

The significant unobservable inputs used in the fair value measurement of the SWH contingent consideration liability are the EBITDA multiplier (as defined in the acquisition agreement) and a discount rate. The EBITDA multiplier is based on the achieved level of EBITDA and has a contractual maximum of 9.0 as specified in the acquisition agreement. There is no interrelationship between the discount rate and the other unobservable inputs. Changes in the fair value of the contingent consideration liability for SWH are reported as adjustments to interest expense.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

In accordance with the fair value hierarchy described above, the following table shows the fair value of our non-financial assets and liabilities that were measured at fair value on a nonrecurring basis during the years ended December 31, 2010, 2011 and 2012, and the total losses recorded as a result of the remeasurement process.

(In millions)		Fair Value Measurements Using			
Description	Fair Value	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total losses recorded during year
For the year ended December 31, 2010:					
Property and equipment	$ -	$ -	$ -	$ -	$ 9.0
License agreement	-	-	-	-	2.6
Trademarks	107.2	-	-	107.2	37.6
For the year ended December 31, 2011:					
Property and equipment	1.2	-	-	1.2	10.2
Transportation equipment	0.6	0.6	-	-	0.4
Trademarks	75.7	-	-	75.7	31.5
For the year ended December 31, 2012:					
Property and equipment	0.1	-	-	0.1	1.1
Trademarks	43.6	-	-	43.6	21.5
Customer relationships	8.9	-	-	8.9	5.6
Goodwill	5.2	-	-	5.2	47.6

During 2010, 2011 and 2012, property and equipment utilized in our retail operations with carrying amounts of $9.0 million, $11.4 million and $1.2 million, respectively, were written down to fair values of zero, $1.2 million and $0.1 million, respectively, primarily as a result of our decision to close underperforming retail locations. These losses were recorded as SG&A expenses in the domestic retail segment. We consider long-term assets utilized in a retail location to be impaired when a pattern of operating losses at the location indicate that future operating losses are probable and that the resulting cash flows will not be sufficient to recover the carrying value of the associated long-term assets.

During 2010, we wrote off the value of an intangible asset associated with a handbag license with a carrying value of $2.6 million due to the deteriorating financial condition of the licensee. During 2010, trademarks with a carrying amount of $144.8 million were written down to a fair value of $107.2 million. During 2011, trademarks with a carrying amount of $107.2 million were written down to a fair value of $75.7 million. These losses were recorded as SG&A expenses in the licensing, other and eliminations segment.

During 2011, we determined that certain transportation equipment with a carrying value of $1.0 million had a fair value of $0.6 million based on quoted market prices. The loss of $0.4 million was recorded as SG&A expenses in the licensing, other and eliminations segment.

During 2012, certain acquired customer relationships from the acquisition of Kurt Geiger with a carrying amount of $14.5 million were written down to a fair value of $8.9 million due to decreases in projected wholesale revenues resulting from economic conditions in Europe. The loss of $5.6 million was recorded as an SG&A expense in the international wholesale segment.

During 2012, trademarks with a carrying amount of $65.1 million were written down to a fair value of $43.6 million. The loss of $21.5 million was recorded as a $21.4 million SG&A expense in the licensing, other and eliminations segment and a $0.1 million SG&A expense in the international retail segment. For further information regarding the losses recorded for trademarks and goodwill, see "Goodwill and Other Intangible Assets."

During 2012, goodwill in our international retail segment with a carrying amount of $52.8 million was written down to a fair value of $5.2 million as a result of decreases in projected revenues and profitability for our Kurt Geiger retail business resulting from economic conditions in Europe.

Financial Instruments

As a result of our global operating and financing activities, we are exposed to changes in interest rates and foreign currency exchange rates which may adversely affect results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments eligible for utilization include forward, option, swap and cap agreements. We do not use financial instruments for trading or other speculative purposes. At December 31, 2012, we had the following derivative financial instruments outstanding:

- foreign exchange contracts to exchange Canadian Dollars for a total notional value of US $16.1 million at a weighted average exchange rate of 0.985 maturing through November 2013;
- a foreign exchange contract to exchange 6.0 million British Pounds for U.S. Dollars at an exchange rate of 1.623 maturing in December 2013; and
- an interest rate cap (to limit our exposure to increases in the variable rates of our previously-used interest rate swaps) maturing in November 2014.

At December 31, 2012 and 2011, the fair values of cash and cash equivalents, receivables and accounts payable approximated their carrying values due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures were valued using market comparable inputs. These inputs include broker quotes, quoted market prices, interest rates and exchange rates for the same or similar instruments. The fair value and related carrying amounts for items not disclosed elsewhere are as follows.

December 31, (In millions)	2012			2011	
	Fair Value Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior Notes, including hedged items recorded at fair value	1	$ 924.3	$ 884.5	$ 821.7	$ 692.6
Other long-term debt, including current portion	2	10.2	9.3	9.8	8.2
Note receivable from GRI	2	-	-	10.0	10.0

Financial instruments expose us to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through specific minimum credit standards and procedures to monitor the amount of credit exposure. Our financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments.

CREDIT FACILITIES

We have a secured revolving credit agreement expiring on April 28, 2016 (the "Credit Facility") with several lending institutions to borrow an aggregate principal amount of up to $650 million. The terms and conditions of our Credit Facility provide for, among other things: (1) a $350 million U.S. commitment which may be drawn by the U.S. borrowers as revolving loans in U.S. Dollars or letters of credit in Canadian Dollars, U.S. Dollars, or an "LC Alternative Currency" (namely Euros, sterling, or any other currency acceptable to the lenders); and (2) a $300 million international commitment which may be drawn by the U.S. borrowers or by any Canadian or European borrowers as revolving loans or letters of credit in Canadian Dollars, U.S. Dollars, or an LC Alternative Currency. Up to the entire amount of the

Credit Facility is available for cash borrowings, with an overall sublimit of up to $350 million for all letters of credit. All of the overall $350 million sublimit may be used for trade letters of credit; and within that overall sublimit, there are additional sublimits, including (but not limited to) $50 million for standby letters of credit and $150 million for letters of credit under the U.S. commitment denominated in an LC Alternative Currency.

Borrowings under the Credit Facility may be used to refinance certain existing indebtedness, to make certain investments (including acquisitions), and for general corporate purposes in the ordinary course of business. Such borrowings bear interest either based on the alternate base rate, as defined in the Credit Facility, or based on Eurocurrency rates, each with a margin that depends on the availability remaining under the Credit Facility. The Credit Facility contains customary events of default.

Availability under the Credit Facility is determined with reference to a borrowing base consisting of a percentage of eligible inventory, accounts receivable, credit card receivables and licensee receivables, minus reserves determined by the joint collateral agents. At December 31, 2012, we had no cash borrowings and $20.7 million of letters of credit outstanding, and our remaining availability was $385.9 million. If availability under the Credit Facility falls below a stated level, we will be required to comply with a minimum fixed charge coverage ratio. The Credit Facility also contains affirmative and negative covenants that, among other things, will limit or restrict our ability to (1) incur indebtedness, (2) create liens, (3) merge, consolidate, liquidate or dissolve, (4) make investments (including acquisitions), loans or advances, (5) sell assets, (6) enter into sale and leaseback transactions, (7) enter into swap agreements, (8) make certain restricted payments (including dividends and other payments in respect of capital stock), (9) enter into transactions with affiliates, (10) enter into restrictive agreements, and (11) amend material documents. The Credit Facility is secured by a first priority lien on substantially all of our personal property.

SWH has a $1.5 million unsecured borrowing facility with a lending institution that expires on October 1, 2013 and is renewable on an annual basis, under which no cash borrowings and $0.8 million in letters of credit were outstanding at December 31, 2012. Cash borrowings under this facility bear interest based on either the prevailing prime rate or the prevailing LIBOR rate plus 300 basis points. SWH also has a €0.3 million variable-rate unsecured borrowing facility with a European lending institution that expires in March 2013 and is renewable on an annual basis, under which no amounts were outstanding at December 31, 2012.

The weighted-average interest rate for our credit facilities, based primarily on 30-day LIBOR borrowing rates, was 2.0% and 2.4% at December 31, 2012 and 2011, respectively.

LONG-TERM DEBT

Long-term debt consists of the following:

December 31, (In millions)	2012	2011
Note Payable, due 2014	$ 0.1	$ 0.2
5.0% Loan Notes, due 2016	10.1	9.6
5.125% Senior Notes due 2014, net of unamortized discount of $0.1 and $0.1 and including fair value adjustments of $9.4 and $13.1	259.3	263.0
6.875% Senior Notes due 2019, net of unamortized premium of $3.4 and $0.0 and including fair value adjustments of $11.9 and $9.0	415.3	309.0
6.125% Senior Notes due 2034, net of unamortized discount of $0.3 and $0.3	249.7	249.7
	934.5	831.5
Less current portion	0.1	0.1
	$ 934.4	$ 831.4

Long-term debt maturities during the next five years amount to $0.1 million in 2013, $250.0 million in 2014 and $10.1 million in 2016. All of our notes contain certain covenants, including, among others, restrictions on liens, sale-leaseback transactions and additional secured debt, and pay interest semiannually. The weighted-average interest rate of our long-term debt, excluding the effects of our interest rate swaps, was 6.2% and 6.1% at December 31, 2012 and 2011, respectively.

In March 2011, we issued $300.0 million of 6.875% Senior Notes due 2019 (the "2019 Notes"). Net proceeds were $293.3 million, of which $45.0 million was used to repay amounts then outstanding under the Credit Facility.

In September 2012, we issued an additional $100.0 million of the 2019 Notes. Net proceeds (including a premium of $3.5 million) were $100.9 million, which will be used for general corporate purposes. These additional notes are being treated as a single series with, and have the same terms as, the previously issued 2019 Notes and are fungible with the previously-issued 2019 Notes.

In connection with the purchase of Kurt Geiger, approximately £6.2 million of the purchase price payable to certain selling shareholders who are senior managers of Kurt Geiger has been rolled over into 5% Loan Notes, which are payable on or before April 16, 2016 and are subject to forfeiture in the event of termination of employment under certain circumstances. For more information, see "Acquisitions."

ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss is comprised of the following:

December 31,	2012	2011
(In millions)		
Foreign currency translation adjustments	$ 5.6	$ (6.1)
Pension and postretirement liability adjustments	(23.6)	(23.5)
Unrealized losses on hedge contracts	0.1	-
	$ (17.9)	$ (29.6)

DERIVATIVES

We recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Additionally, the fair value adjustments will affect either equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

Interest Rate Swaps and Caps

On May 27, 2010, we entered into three interest rate swap transactions to effectively convert the entire amount of our $250 million fixed-rate 5.125% Senior Notes due 2014 (the "2014 Notes") to variable-rate debt. Under the terms of the transactions, we were required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (that were reset on the 15th day of each calendar quarter) plus 2.92%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 5.125%. Concurrently, we also entered into an interest rate cap, at a cost of $2.7 million, which limits our three-month LIBOR rate exposure to 5.0%. The swap and cap transactions had an effective date of June 1, 2010 and a termination date of November 15, 2014, the date the 2014 Notes mature. On October 18, 2010, we de-designated the hedging relationship between the swaps and the 2014 Notes and received $10.2 million upon termination of the swaps. The related fair market valuation adjustment to the 2014 Notes is being amortized as a reduction of interest expense over the remaining life of the 2014 Notes.

On December 14, 2010, we entered into three interest rate swap transactions to effectively convert the entire amount of our $250 million fixed-rate 5.125% Senior Notes due 2014 (the "2014 Notes") to variable-rate debt. Under the terms of the transactions, we were required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (which were reset on the

15th day of each calendar quarter) plus 3.46%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 5.125%. The swap transactions had an effective date of December 17, 2010 and a termination date of November 15, 2014, the date the 2014 Notes mature. On June 8, 2012, we de-designated the hedging relationship between the swaps and the 2014 Notes and received $5.7 million upon termination of the swaps. The related fair market valuation adjustment to the 2014 Notes is being amortized as a reduction of interest expense over the remaining life of the 2014 notes.

On March 3, 2011, we entered into three interest rate swap transactions to effectively convert $150 million of our 2019 Notes to variable-rate debt. Under the terms of the transactions, we were required to make semiannual variable-rate payments to the counterparties calculated based on three-month LIBOR rates (which were reset on the 15th day of each calendar quarter) plus 3.73%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 6.875%. The swap transactions had an effective date of March 7, 2011 and a termination date of March 15, 2019, the date the 2019 Notes mature. On August 3, 2011 we de-designated the hedging relationship between the swaps and the 2019 Notes and received $8.1 million upon termination of the swaps. The related fair market valuation adjustment to the 2019 Notes is being amortized as a reduction of interest expense over the remaining life of the 2019 Notes.

On March 19, 2012, we entered into three interest rate swap transactions to effectively convert $150 million of our 2019 Notes to variable-rate debt. Under the terms of the transactions, we were required to make semiannual variable-rate payments to the counterparties calculated based on one-month LIBOR rates (which were reset on the 15th day of each calendar quarter) plus 5.195%, and the counterparties were obligated to make semiannual fixed-rate payments to us of 6.875%. The swap transactions had an effective date of March 21, 2012 and a termination date of March 15, 2019, the date the 2019 Notes mature. On May 31, 2012, we de-designated the hedging relationship between the swaps and the 2019 Notes and received $3.5 million upon termination of the swaps. The related fair market valuation adjustment to the 2019 Notes is being amortized as a reduction of interest expense over the remaining life of the 2019 Notes.

The swap transactions were designated as hedges of the fair value of the related notes. The fair values of the swaps were recorded either as an asset or a liability, with changes in their fair values recorded through interest expense. The changes in fair value of the notes related to the hedged portion of the notes were also recorded through interest expense. As these changes in fair value did not exactly offset each other, the net effect on earnings represented the ineffectiveness of the hedging instruments. We evaluate effectiveness under the "long haul" method of accounting. The interest rate cap has not been designated as a hedging instrument; as a result, all changes in the fair value of the cap are recorded through interest expense.

We recorded net increases in interest expense related to the ineffectiveness of the swaps and the changes in the fair value of the cap as follows.

Year Ended December 31,	2012	2011	2010
(In millions)			
Interest rate swaps	$ 1.3	$ 1.0	$ 1.0
Interest rate cap	0.2	1.1	1.4
Net increase in interest expense	$ 1.5	$ 2.1	$ 2.4

Foreign Currency Forward Contracts

We use foreign currency forward contracts for the specific purpose of hedging the exposure to variability in forecasted cash flows associated primarily with inventory purchases. Fair values of foreign currency forward contracts are calculated by comparing each agreement's contractual exchange rate with the currency exchange forward and spot rates at the reporting date.

We have outstanding forward contracts to exchange Canadian Dollars for U.S. Dollars. These contracts are designated as cash flow hedges, as the principal terms of the contracts are the same as the underlying forecasted foreign currency cash flows. Therefore, changes in the fair value of these forward contracts are highly effective in offsetting changes in the expected foreign currency cash flows. Changes in the fair value of these contracts are recorded in accumulated other comprehensive income, net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. Amounts recorded in accumulated other comprehensive income are reflected in current-period earnings when the hedged transaction affects earnings.

Since the foreign currency derivatives we use in our risk management strategies are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item, we record no ineffectiveness related to our cash flow hedges. If foreign currency exchange rates do not change from their December 31, 2012 amounts, we estimate that any reclassifications from other comprehensive income to earnings within the next 12 months will not be material.

We also currently have outstanding forward contracts to exchange British Pounds for U.S. Dollars. These contracts have not been designated as hedges. Therefore, changes in the fair value of these contracts are recorded in SG&A expenses, with the corresponding asset or liability recorded in the balance sheet.

The notional amounts of our foreign exchange contracts outstanding at December 31, 2012, 2011 and 2010 are as follows. For additional information, see "Fair Values."

(In millions)	Notional Amounts		
December 31,	2012	2011	2010
Canadian Dollar - U.S. Dollar forward exchange contracts	US$16.1	US$5.3	US$20.3
British Pound - U.S. Dollar forward exchange contract	£6.0	-	-

Fair Values of Derivative Instruments

(In millions)	December 31, 2012		December 31, 2011	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Interest rate swap contracts		$ -	Other long-term assets	$ 5.5
Foreign exchange contracts	Prepaid expenses and other current assets	0.2	Prepaid expenses and other current assets	0.1
Total derivative assets		$ 0.2		$ 5.6
Derivatives not designated as hedging instruments				
Interest rate cap contract	Other long-term assets	$ -	Other long-term assets	$ 0.2
Total derivative assets		$ -		$ 0.2

Effect of Derivatives on the Statement of Operations - Derivatives Designated as Hedging Instruments

(In millions)		Amount of Pretax Gain (Loss) due to Ineffectiveness Recognized in Income		
Derivative type	Location of Pretax Gain (Loss) due to Ineffectiveness Recognized in Income	2012	2011	2010
Interest rate swap contracts	Interest expense	$ (1.3)	$ (1.0)	$ (1.0)

(In millions)	Amount of Pretax Gain (Loss) Recognized in Other Comprehensive Income			Location of Pretax Loss Reclassified from Other Comprehensive Income into Income	Amount of Pretax Gain (Loss) Reclassified from Other Comprehensive Income into Income		
Derivative type	2012	2011	2010		2012	2011	2010
Foreign exchange contracts	$ 0.1	$ (0.3)	$ (0.3)	Cost of sales	$ (0.1)	$ (0.8)	$ (0.1)

Effect of Derivatives on the Statement of Operations - Derivatives Not Designated as Hedging Instruments

(In millions)		Amount of Pretax Gain (Loss) Recognized in Income		
Derivative type	Location of Pretax Gain (Loss) Recognized in Income	2012	2011	2010
Interest rate cap contract	Interest expense	$ (0.2)	$ (1.1)	$ (1.4)
British Pound – U.S. Dollar forward contract	Selling, general and administrative expenses	-	-	-

OBLIGATIONS UNDER CAPITAL LEASES

Obligations under capital leases consist of the following:

December 31,	2012	2011
(In millions)		
Warehouses, office facilities and equipment	$ 23.4	$ 25.2
Less: current portion	2.1	1.9
Obligations under capital leases - noncurrent	$ 21.3	$ 23.3

We lease an office facility in Bristol, Pennsylvania under a 20-year net lease that runs until July 2018 and requires minimum annual rent payments of approximately $1.2 million. The building was capitalized at $12.2 million, which approximated the present value of the minimum lease payments.

In 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. This transaction resulted in a net gain of $7.5 million that has been deferred and is being amortized over the lease term, which runs until March 2023 and requires minimum annual rent payments of $2.4 million. The building was capitalized at $25.6 million, which approximated the present value of the minimum lease payments.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2012:

Year Ending December 31, (In millions)	
2013	$ 3.7
2014	3.7
2015	3.7
2016	3.7
2017	3.7
Later years	13.6
Total minimum lease payments	32.1
Less: amount representing interest	8.7
Present value of net minimum lease payments	$ 23.4

COMMON STOCK

The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions. We repurchased 4,203,618 shares of our common stock during 2012 for $44.0 million, 7,244,450 shares of our common stock during 2011 for $78.0 million and 740,000 shares of our common stock during 2010 for $10.7 million. As of December 31, 2012, $171.4 million of Board authorized repurchases was still available. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition, although any such repurchases will be subject to limitations under our current revolving credit agreement.

COMMITMENTS AND CONTINGENCIES

(a) CONTINGENT LIABILITIES. We have been named as a defendant in various actions and proceedings, including actions brought by certain employees whose employment has been terminated arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our financial position or results of operations.

(b) ROYALTIES. We have an exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy, which expires on December 31, 2013. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

We have a sub-license agreement with VCJS LLC ("VCJS") to design, develop, produce and distribute in the United States, Mexico and Canada *Jessica Simpson* jeanswear and sportswear under the *Jessica Simpson* (signature) trademark which VCJS licenses from With You, Inc. ("WYI"). The agreement, which expires on December 31, 2014 (October 15, 2014 if the master license between WYI and VCJS is not renewed), requires us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement.

We also have a distribution and retail license agreement with VCJS to distribute products bearing the trademarks *Vince Camuto, Vince Camuto Signature* and *Jessica Simpson* in various European territories. The agreement, which ends on December 31, 2018 (unless terminated earlier or renewed) requires us to pay a percentage of net sales against guaranteed minimum royalty and pooled marketing fee payments as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2024.

We have an exclusive licensing and distribution agreement with Rafe IP Holdings LLC, a company affiliated with one of our employees, to design, develop, produce and distribute women's footwear, handbags, small leather goods and jewelry in the United States, Australia, Canada, Japan, the Philippines, Singapore and Korea under the *Rafe* and *Rafe New York* trademarks. The agreement, which expires on December 31, 2016, requires us to pay a percentage of net sales as set forth in the agreement. The agreement contains renewal options under certain conditions through December 31, 2026.

We have an exclusive license to design, develop, produce and distribute footwear worldwide under the *Lipsy* trademark pursuant to an agreement with Lipsy Limited, which expires on March 18, 2015. The agreement requires us to pay a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement.

Minimum payments under these license agreements are as follows.

Year Ending December 31,	2013	2014	2015	2016	2017	2018
(In millions)						
Givenchy	$ 0.6	$ -	$ -	$ -	$ -	$ -
Jessica Simpson/Vince Camuto	3.1	3.9	0.5	0.5	0.5	0.5
Lipsy	0.1	0.1	0.1	-	-	-
	$ 3.8	$ 4.0	$ 0.6	$ 0.5	$ 0.5	$ 0.5

(c) LEASES. Total rent expense charged to continuing operations for 2012, 2011 and 2010 was as follows.

Year Ended December 31, (In millions)	2012	2011	2010
Minimum rent	$ 127.1	$ 119.4	$ 106.0
Contingent rent	2.5	3.5	2.8
Less: sublease rent	(2.3)	(4.5)	(2.9)
	$ 127.3	$ 118.4	$ 105.9

The following is a schedule by year of minimum rental payments required under operating leases:

Year Ending December 31, (In millions)	
2013	$ 135.3
2014	128.3
2015	116.7
2016	99.7
2017	77.4
Later years	387.9
	$ 945.3

Certain of the leases provide for renewal options and the payment of real estate taxes and other occupancy costs. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease income aggregating $19.1 million.

STATEMENT OF CASH FLOWS

Year Ended December 31, (In millions)	2012	2011	2010
Supplemental disclosures of cash flow information:			
Cash paid (received) during the year for:			
Interest	$ 147.1	$ 45.9	$ 36.4
Net income tax payments (refunds)	5.8	(9.6)	39.5
Supplemental disclosures of non-cash investing and financing activities:			
Fair value of restricted stock issued to employees	24.6	21.4	29.6
Shares withheld for taxes upon vesting of restricted stock	0.3	-	-
Note payable and deferred compensation recorded related to acquisition of Kurt Geiger	-	10.2	-
Acquisition consideration payable recorded for acquisition of Moda	-	-	18.8
Acquisition consideration payable recorded for acquisition of SWH	-	-	181.8

INCOME TAXES

The following summarizes the (benefit) provision for income taxes:

Year Ended December 31, (In millions)	2012	2011	2010
Current:			
Federal	$ 2.1	$ (4.9)	$ 16.5
State and local	1.5	0.6	2.2
Foreign	9.9	6.0	7.5
	13.5	1.7	26.2
Deferred:			
Federal	(11.6)	26.7	6.3
State and local	(2.6)	0.6	(0.7)
Foreign	(12.2)	(9.4)	(1.1)
	(26.4)	17.9	4.5
(Benefit) provision for income taxes	$ (12.9)	$ 19.6	$ 30.7

The domestic and foreign components of (loss) income before (benefit) provision for income taxes are as follows:

Year Ended December 31, (In millions)	2012	2011	2010
(Loss) income before (benefit) provision for income taxes,			
United States	$ (2.4)	$ 72.7	$ 91.8
Foreign	(65.5)	(1.6)	(6.7)
	$ (67.9)	$ 71.1	$ 85.1

The (benefit) provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

Year Ended December 31, (In millions)	2012	2011	2010
(Benefit) provision for Federal income taxes at the statutory rate	$ (23.8)	$ 24.9	$ 29.8
State and local income taxes, net of federal benefit	(0.6)	0.9	0.9
Foreign income tax difference	(6.8)	(8.9)	(2.2)
Nondeductible goodwill impairment	16.7	-	-
Other items, net	1.6	2.7	2.2
(Benefit) provision for income taxes	$ (12.9)	$ 19.6	$ 30.7

We have not provided for deferred U.S. income taxes or foreign withholding taxes on $48.2 million of foreign subsidiary undistributed earnings as of December 31, 2012. The unrecorded U.S. tax liability associated with these undistributed earnings is approximately $15.4 million at December 31, 2012. Such earnings are intended to be reinvested indefinitely and, therefore, no U.S. tax liability is required.

The following is a summary of the significant components of our deferred tax assets and liabilities:

December 31, (In millions)	2012	2011
Deferred tax assets (liabilities):		
Nondeductible accruals and allowances	$ 65.4	$ 52.9
Depreciation	2.8	8.9
Intangible asset valuation and amortization	(154.3)	(157.6)
Loss and credit carryforwards	43.4	39.0
Amortization of stock-based compensation	15.2	14.1
Deferred compensation	2.9	2.4
Inventory valuation	(6.8)	(8.3)
Pension	11.0	11.1
Gain on sale-leaseback transaction	1.7	1.9
Prepaid expenses	(2.1)	(2.7)
Display costs	(3.8)	(4.0)
Adjustments to acquisition consideration payable	7.8	5.9
Other (net)	0.1	0.4
Partnership differences	-	(4.6)
Unrealized translation loss	0.6	1.9
Fair value adjustment on interest rate swaps	1.3	1.8
Inventory overhead	0.1	(2.0)
Valuation allowances	(8.8)	(8.1)
Net deferred tax liability	$ (23.5)	$ (47.0)
Included in:		
Current assets	33.2	26.4
Noncurrent liabilities	(56.7)	(73.4)
Net deferred tax liability	$ (23.5)	$ (47.0)

As of December 31, 2012, we had net operating loss carryforwards of $482.5 million (consisting of $6.8 million of federal, $416.4 million of state and $59.3 million of foreign carryforwards) which expire through 2032 and state tax credit carryforwards of $8.0 million, which expire through 2021.

Uncertain tax positions

Our total unrecognized tax benefits as of December 31, 2012 and 2011 were $0.3 million and $4.7 million, respectively (net of federal tax benefit), which included $0.0 million and $1.4 million of interest and penalties, respectively (net of federal tax benefit).

(In millions)	2012	2011
Uncertain tax positions, beginning of year	$ 4.7	$ 5.6
Decreases for tax positions related to prior years	(1.1)	(0.9)
Settlements with tax authorities during the year	(3.3)	-
Uncertain tax positions, end of year	$ 0.3	$ 4.7

If recognized as of December 31, 2012 and 2011, $0.3 million and $4.7 million, respectively (net of federal tax benefit) of our unrecognized tax benefit would reduce income tax expense and the effective tax rate.

We file a consolidated U.S. federal income tax return as well as separate, unitary and combined income tax returns in multiple state jurisdictions. In addition, we file income tax returns in various foreign jurisdictions.

The Internal Revenue Service has completed examination of our federal returns for taxable years prior to 2009. Our state income tax examinations, with limited exceptions, have been completed for the periods prior to 2008. We reasonably expect to settle all ongoing audits by December 31, 2013.

STOCK OPTIONS AND RESTRICTED STOCK

Under The Jones Group Inc. 2009 Long Term Incentive Plan, we may grant stock options and other awards from time to time to key employees, officers, directors, advisors and independent consultants to us or to any of our subsidiaries. Shares available for future option and restricted stock grants at December 31, 2012 and 2011 totaled 2.7 million and 3.2 million, respectively.

Compensation cost recorded for stock-based employee compensation awards (including awards to non-employee directors and consultants) reflected as an SG&A expense was $19.7 million, $16.7 million and $22.0 million for 2012, 2011 and 2010, respectively. The total tax benefit recognized for the compensation cost recorded for stock-based employee compensation awards for 2012, 2011 and 2010 totaled $6.3 million, $5.1 million and $8.2 million, respectively. Total compensation cost related to unvested awards not yet recognized at December 31, 2012 was $17.4 million, which is expected to be amortized over a weighted-average period of approximately 26 months. Cash received from option exercises for 2010 was $0.6 million. No options were exercised in 2011 or 2012.

Stock Options

In general, options become exercisable over either a three-year or five-year period from the grant date and expire seven years after the date of grant. In certain cases for non-employee directors, options become exercisable six months after the grant date. Our policy is to issue new shares upon the exercise of options and, when possible, to offset these new shares by repurchasing shares in the open market.

The following tables summarize information about stock option transactions and related information (options in millions):

	2012		2011		2010	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, January 1,	1.9	$ 36.50	4.4	$ 34.74	6.2	$ 32.79
Exercised	-	-	-	-	(0.1)	11.81
Cancelled	-	-	(0.1)	32.87	(0.4)	32.30
Expired	(1.9)	36.50	(2.4)	33.43	(1.3)	27.35
Outstanding, December 31,	-	$ -	1.9	$ 36.50	4.4	$ 34.74
Exercisable, December 31,	-	$ -	1.9	$ 36.50	4.4	$ 34.74

	2012	2011	2010
Weighted-average contractual term (in years) of:			
Options outstanding at end of year	-	0.2	0.9
Options exercisable at end of year	-	0.2	0.9
Intrinsic value (in millions) of:			
Options outstanding at end of year	$ -	$ -	$ -
Options exercisable at end of year	$ -	$ -	$ -
Options exercised during the year	$ -	$ -	$ 0.4
Fair value (in millions) of options vested during the year	$ -	$ -	$ 1.1

Restricted Stock

Compensation cost for restricted stock that vests based upon the passage of time or on the achievement of a performance condition is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is granted over the amount the employee must pay to acquire the stock (which is generally zero). Compensation cost for restricted stock that vests upon the achievement of a performance condition is also based upon the probability that the performance condition will be satisfied. Compensation cost for restricted stock that vests based upon the achievement of a market condition is determined based on a Monte Carlo valuation model and is recognized regardless of whether or not the market condition is satisfied.

Compensation cost, net of projected forfeitures, is recognized over the period between the issue date and the date any restrictions lapse, with compensation cost for grants with a graded vesting schedule recognized on a straight-line basis over the requisite service period for the total award. Restricted share awards generally vest over a period of approximately three years. The restrictions do not affect voting and dividend rights except for certain grants with performance and market conditions where dividends are paid only to the extent the shares vest.

The following tables summarize information about unvested restricted stock transactions and related information (shares in millions):

	2012		2011		2010	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Nonvested, January 1,	5.0	$ 9.91	4.7	$ 10.79	3.6	$ 10.33
Granted	3.2	7.69	2.2	9.82	1.9	15.23
Vested	(1.5)	7.19	(1.5)	11.58	(0.6)	20.48
Forfeited	(0.8)	6.87	(0.4)	13.58	(0.2)	12.73
Nonvested, December 31,	5.9	$ 9.80	5.0	$ 9.91	4.7	$ 10.79

	2012	2011	2010
Fair value (in millions) of shares vested during the year	$10.9	$17.4	$13.8

EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

We maintain several defined contribution plans under Section 401(k) of the Internal Revenue Code (the "Code"), of which the primary plan is The Jones Group Inc. Retirement Plan (the "Jones Plan"). Employees not covered by a collective bargaining agreement and meeting certain other requirements are eligible to participate in the Jones Plan. Under the Jones Plan, participants may elect to have up to 50% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. All employee contributions into the Jones Plan are 100% vested.

We have elected to make the Jones Plan a "Safe Harbor Plan" under Section 401(k)(12) of the Code. As a result of this election, we make a fully-vested safe harbor matching contribution for all eligible participants amounting to 100% of the first 3% of the participant's salary deferred and 50% of the next 2% of salary deferred, subject to maximums set by the Department of the Treasury. We may, at our sole discretion, contribute additional amounts to all employees on a pro rata basis.

We contributed approximately $8.3 million, $7.7 million and $7.0 million to our defined contribution plans during 2012, 2011 and 2010, respectively.

Defined Benefit Plans

We maintain the Pension Plan for Associates of Nine West Group Inc. (the "Cash Balance Plan"). The Cash Balance Plan expresses retirement benefits as an account balance which increases each year through interest credits, with service credits frozen as of either December 31, 1995 or February 15, 1999, depending on the participant.

Our funding policy is to contribute at least the minimum amount to meet the funding ratio requirements of the Pension Protection Act. We plan to contribute $5.1 million to the Cash Balance Plan in 2013. The measurement date for all plans is December 31.

Obligations and Funded Status

Year Ended December 31,		2012		2011
(In millions)				
Change in benefit obligation				
Benefit obligation, beginning of year	$	56.8	$	48.1
Interest cost		2.5		2.7
Actuarial loss - effect of assumption changes		5.6		9.9
Settlements		-		(2.4)
Benefits paid		(2.7)		(1.5)
Benefit obligation, end of year		62.2		56.8
Change in plan assets				
Fair value of plan assets, beginning of year		35.0		35.6
Actual return on plan assets		5.3		(1.9)
Employer contribution		4.4		5.2
Settlements		-		(2.4)
Benefits paid		(2.7)		(1.5)
Fair value of plan assets, end of year		42.0		35.0
Underfunded status at end of year	$	20.2	$	21.8

Amounts Recognized on the Balance Sheet

December 31,		2012		2011
(In millions)				
Noncurrent liabilities	$	20.2	$	21.8

Amounts Recognized in Accumulated Other Comprehensive Loss

December 31,		2012		2011
(In millions)				
Net loss	$	38.2	$	37.3

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

December 31,		2012		2011
(In millions)				
Projected benefit obligation	$	62.2	$	56.8
Accumulated benefit obligation		62.2		56.8
Fair value of plan assets		42.0		35.0

Components of Net Periodic Benefit Cost and Other Amounts Recognized in Other Comprehensive Income or Loss

Year Ended December 31, (In millions)	2012	2011
Net Periodic Benefit Cost:		
Interest cost	$ 2.5	$ 2.7
Expected return on plan assets	(2.6)	(2.6)
Settlement costs	-	1.9
Amortization of net loss	2.1	1.6
Total net periodic benefit cost	2.0	3.6
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss:		
Net loss	2.9	14.4
Recognition due to settlement	-	(1.9)
Amortization of net loss	(2.1)	(1.6)
Total recognized in other comprehensive loss	0.8	10.9
Total recognized in net periodic benefit cost and other comprehensive loss	$ 2.8	$ 14.5

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2013 is $2.3 million.

Assumptions

	2012	2011
Weighted-average assumptions used to determine:		
Benefit obligations at December 31		
Discount rate	3.9%	4.6%
Expected long-term return on plan assets	7.0%	7.0%
Net periodic benefit cost for year ended December 31		
Discount rate	4.6%	5.6%
Expected long-term return on plan assets	7.0%	7.0%

Significant assumptions related to the calculation of our obligations include the discount rate used to calculate the present value of benefit obligations to be paid in the future and the expected long-term rate of return on assets. We review these assumptions annually based upon currently available information, including information provided by our actuaries. Based on these reviews, we lowered the discount rate for benefit obligations at December 31, 2012 to 3.9%, as compared with 4.6% in the prior year, based on the Citigroup Above Median AA Spot Rates as of December 31, 2012. At December 31, 2012, an unfavorable quarter-point (0.25%) change in the discount rate would increase our benefit obligation liability by $2.4 million and our 2013 expense by $0.1 million, while a quarter-point change in the expected long-term return on plan asset assumption would increase our 2013 expense by $0.1 million.

Estimated Future Benefit Payments

Year Ending December 31, (In millions)	
2013	$ 2.1
2014	2.2
2015	2.3
2016	2.3
2017	2.5
2018 through 2022	15.8
	$ 27.2

Plan Assets

Our overall investment strategy is to diversify investments across types of investments and investment managers. The primary objectives are to achieve a rate of return sufficient to meet current and future plan cash requirements and to emphasize long-term growth of principal while avoiding excessive risk and maintaining fund liquidity. Permitted investment vehicles include investment-grade fixed income securities, domestic and foreign equity securities, mutual funds, guaranteed insurance contracts and real estate, while speculative and derivative investment vehicles, short selling and margin transactions are generally prohibited. The investment managers have full discretion to manage their portion of the investments subject to the objectives and policies of the respective plans. The performance of the investment managers is reviewed on a regular basis. At December 31, 2012, the target allocation percentages for fund investments were 36% fixed income securities, 34.5% domestic equity securities, 19% international equity securities, 5.5% real estate and 5% cash and cash equivalents.

To determine the overall expected long-term rate-of-return-on-assets assumption, we add an expected inflation rate to the expected long-term real returns of our various asset classes, taking into account expected volatility and correlation between the returns of the asset classes as follows: for equities and real estate, a historical average arithmetic real return; for government fixed-income securities, current yields on inflation-indexed bonds; and for corporate fixed-income securities, the yield on government fixed-income securities plus a blend of current and historical credit spreads.

The fair values of our pension plan assets at December 31, 2012 and 2011 by asset class are presented in the following table. All fair values are either based on quoted prices in active markets for identical assets (Level 1 in the fair value hierarchy) or derived from cash flows and interest rates (Level 2).

(In millions)	2012			2011		
	Level 1	Level 2	Total	Level 1	Level 2	Total
Asset Class						
Cash and equivalents	$ 3.5	$ -	$ 3.5	$ 2.5	$ -	$ 2.5
Equity securities:						
U.S. companies (a)	16.4	-	16.4	12.4	-	12.4
International companies (b)	5.6	-	5.6	7.1	-	7.1
Real Estate (c)	2.3	-	2.3	0.6	-	0.6
Fixed income (d)	5.0	9.2	14.2	3.5	8.9	12.4
Total	$ 32.8	$ 9.2	$ 42.0	$ 26.1	$ 8.9	$ 35.0

(a) This class consists of both index and actively managed mutual funds that invest in large and mid-cap U.S. common stocks.
(b) This class consists of both index and actively managed mutual funds that invest in large and emerging market international common stocks.
(c) This class consists of actively managed mutual funds that invest in real estate investment trusts.
(d) This class consists of managed mutual funds that invest in high-grade corporate, government and mortgage backed securities.

Other Plans

We also maintain the Nine West Group Inc. Supplemental Executive Retirement Plan, the Nine West Group Inc. Postretirement Executive Life Plan, the Nine West Group, Inc. Postretirement Medical Plan and the Nine West Group Inc. Long Term Disabled Postemployment Benefit Plan, all of which are frozen and none of which have a material effect on our results of operations or on our financial position. These plans, which are unfunded, were underfunded by $4.5 million at December 31, 2012. Of this amount, $0.3 million is reported under accrued expenses and other current liabilities and $4.2 million is reported under other noncurrent liabilities.

We also maintain The Jones Group Inc. Deferred Compensation Plan, a non-qualified defined contribution plan for certain management and other highly compensated employees (the "Rabbi Trust"). Under the plan, participants may elect to have up to 90% of their salary and annual bonus deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. The assets of the Rabbi Trust, consisting of primarily debt and equity securities, are recorded at current market prices (Level 1 in the fair value hierarchy). The trust assets are available to satisfy claims of our general creditors in the event of bankruptcy. The trust's assets, included in prepaid expenses and other current assets, and the corresponding deferred compensation liability, included in accrued employee compensation and benefits, were $8.4 million and $7.5 million at December 31, 2012 and 2011, respectively. This plan has no effect on our results of operations.

Multiemployer Pension Plans

We participate in several multiemployer defined benefit plans under terms of collective-bargaining agreements that cover certain union-represented employees, none of which are significant. We contributed $0.2 million, $0.2 million and $0.3 million to our multiemployer plans in 2012, 2011 and 2010, respectively. The risks of participating in these multiemployer plans differ from our other defined benefit plans in the following respects:

- assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;
- if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- if we choose to stop participating in a multiemployer plan, we may be required to contribute an amount to that plan based on the underfunded status of the plan (referred to as a withdrawal liability).

We participate in a multi-employer defined benefit plan that covers union employees at a distribution center that has been closed. As a result of closing this facility, in March 2009 we paid a partial withdrawal liability payment of $2.4 million. Should any of the other participating companies in this plan also cease participation, we may become liable for a full withdrawal liability payment. We do not believe any resulting liability will be material.

BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

We identify operating segments based on, among other things, differences in products sold and the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operations are comprised of six reportable segments: domestic wholesale sportswear, domestic wholesale jeanswear, domestic wholesale footwear and accessories, domestic retail, international wholesale and international retail. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. The wholesale segments include wholesale operations with third party department and other retail stores, the retail segments include operations by our own stores, concession locations and e-commerce web sites, and income and expenses related to trademarks, licenses and general corporate functions are reported under "licensing, other and eliminations."

We define segment income as operating income before net interest expense, goodwill impairment charges, gains or losses on sales of subsidiaries, equity in earnings of unconsolidated affiliates and income taxes. Sales and transfers between segments generally are recorded at cost and treated as transfers of inventory, which are not reviewed when evaluating segment performance. The wholesale segments allocate to the retail segments a portion of their SG&A costs related to the services utilized by those divisions where the retail operations benefit from those costs.

Summarized below are our revenues, income, depreciation and amortization and total assets by reportable segment for 2012, 2011 and 2010. We are an integrated enterprise, characterized by substantial intersegment cooperation, cost allocations, and sharing of assets. Therefore, we do not represent that these segments, if operated independently, would report the operating profit and other financial information shown below.

(In millions)	Domestic Wholesale Sportswear	Domestic Wholesale Jeanswear	Domestic Wholesale Footwear & Accessories	Domestic Retail	International Wholesale	International Retail	Licensing, Other & Eliminations	Consolidated
For the year ended December 31, 2012								
Revenues	$ 782.0	$ 746.7	$ 919.7	$ 584.6	$ 330.0	$ 388.9	$ 46.2	$ 3,798.1
Segment income (loss)	$ 38.0	$ 53.0	$ 57.4	$ (51.7)	$ 33.8	$ 5.5	$ (13.7)	122.3
Net interest expense								(145.1)
Equity in income of unconsolidated affiliate								2.5
Goodwill impairment								(47.6)
Loss before benefit for income taxes								$ (67.9)
Depreciation and amortization	$ 5.8	$ 1.1	$ 8.7	$ 13.3	$ 3.0	$ 23.8	$ 54.1	$ 109.8
For the year ended December 31, 2011								
Revenues	$ 892.3	$ 773.7	$ 848.0	$ 631.2	$ 329.5	$ 260.4	$ 50.2	$ 3,785.3
Segment income (loss)	$ 74.0	$ 49.6	$ 40.9	$ (37.9)	$ 35.5	$ 6.9	$ (28.5)	140.5
Net interest expense								(73.3)
Equity in income of unconsolidated affiliate								3.9
Income before provision for income taxes								$ 71.1
Depreciation and amortization	$ 9.0	$ 1.2	$ 10.4	$ 17.2	$ 4.3	$ 12.9	$ 49.8	$ 104.8
For the year ended December 31, 2010								
Revenues	$ 965.2	$ 819.9	$ 841.5	$ 651.2	$ 269.6	$ 47.0	$ 48.3	$ 3,642.7
Segment income (loss)	$ 80.4	$ 72.3	$ 53.7	$ (45.5)	$ 25.8	$ 6.7	$ (48.5)	144.9
Net interest expense								(58.9)
Equity in loss of unconsolidated affiliate								(0.9)
Income before provision for income taxes								$ 85.1
Depreciation and amortization	$ 17.9	$ 1.2	$ 18.6	$ 17.4	$ 1.2	$ 1.3	$ 56.3	$ 113.9
Total Assets								
December 31, 2012	$ 1,061.8	$ 683.7	$ 1,112.2	$ 288.0	$ 254.9	$ 377.1	$ (1,182.2)	$ 2,595.5
December 31, 2011	1,034.7	638.6	1,001.3	254.6	238.7	396.4	(849.0)	2,715.3
December 31, 2010	771.5	661.6	849.5	217.9	173.1	13.6	(354.8)	2,332.4

Revenues from external customers and long-lived assets excluding deferred taxes related to continuing operations in the United States and foreign countries are as follows:

On or for the Year Ended December 31, (In millions)	2012	2011	2010
Revenues from external customers:			
United States	$ 3,018.0	$ 3,119.2	$ 3,245.2
United Kingdom	343.7	216.1	11.9
Canada	146.1	152.2	136.5
Other foreign countries	290.3	297.8	249.1
	$ 3,798.1	$ 3,785.3	$ 3,642.7
Long-lived assets:			
United States	$ 1,072.0	$ 1,100.2	$ 1,188.6
United Kingdom	290.4	335.4	-
Other foreign countries	136.4	124.2	52.7
	$ 1,498.8	$ 1,559.8	$ 1,241.3

SUPPLEMENTAL PRO FORMA CONDENSED FINANCIAL INFORMATION

Certain of our subsidiaries function as co-issuers (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of The Jones Group Inc. ("Jones"), including Jones Apparel Group, USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings") and JAG Footwear, Accessories and Retail Corporation ("JAG Footwear").

The following condensed consolidating balance sheets, statements of operations and statements of cash flows for the "Issuers" (consisting of Jones and Jones USA, Jones Holdings, JAG Footwear, which are all our subsidiaries that act as co-issuers and co-obligors) and the "Others" (consisting of all of our other subsidiaries, excluding all obligor subsidiaries) have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings or JAG Footwear to Jones.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2012				December 31, 2011			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
ASSETS								
Current assets:								
Cash and cash equivalents	$ 82.6	$ 67.0	$ -	$ 149.6	$ 195.8	$ 43.0	$ -	$ 238.8
Accounts receivable	191.0	190.0	-	381.0	182.9	156.7	-	339.6
Inventories	261.7	226.2	(1.2)	486.7	270.5	220.9	(0.3)	491.1
Prepaid and refundable income taxes	18.6	0.3	(13.4)	5.5	5.3	4.9	1.7	11.9
Deferred taxes	17.9	15.3	-	33.2	13.2	13.2	-	26.4
Prepaid expenses and other current assets	23.6	18.2	(1.1)	40.7	21.5	26.2	-	47.7
Total current assets	595.4	517.0	(15.7)	1,096.7	689.2	464.9	1.4	1,155.5
Property, plant and equipment	64.6	213.5	-	278.1	64.9	206.5	-	271.4
Due from affiliates	-	319.0	(319.0)	-	-	1,604.4	(1,604.4)	-
Goodwill	49.9	165.4	-	215.3	46.7	208.6	-	255.3
Other intangibles	6.0	863.7	-	869.7	6.9	890.5	-	897.4
Deferred taxes	93.0	-	(93.0)	-	80.6	-	(80.6)	-
Investments in subsidiaries	1,745.6	38.9	(1,745.6)	38.9	3,047.9	35.6	(3,047.9)	35.6
Other assets	67.7	29.1	-	96.8	79.3	20.8	-	100.1
Total assets	$ 2,622.2	$ 2,146.6	$ (2,173.3)	$ 2,595.5	$ 4,015.5	$ 3,431.3	$ (4,731.5)	$ 2,715.3
LIABILITIES AND EQUITY								
Current liabilities:								
Current portion of long-term debt and capital lease obligations	$ -	$ 2.2	$ -	$ 2.2	$ -	$ 2.0	$ -	$ 2.0
Current portion of acquisition consideration payable	30.3	-	-	30.3	192.7	1.4	-	194.1
Accounts payable	156.2	101.3	-	257.5	139.7	96.5	-	236.2
Income taxes payable	22.1	12.9	(33.6)	1.4	11.2	8.3	(18.1)	1.4
Accrued expenses and other current liabilities	79.1	82.8	(1.1)	160.8	79.0	67.3	-	146.3
Total current liabilities	287.7	199.2	(34.7)	452.2	422.6	175.5	(18.1)	580.0
Long-term debt	934.4	-	-	934.4	831.3	0.1	-	831.4
Obligations under capital leases	-	21.3	-	21.3	-	23.3	-	23.3
Income taxes payable	0.5	-	-	0.5	6.7	-	-	6.7
Deferred taxes	-	155.7	(99.0)	56.7	-	160.0	(86.6)	73.4
Acquisition consideration payable	6.0	-	-	6.0	17.7	-	-	17.7
Due to affiliates	319.0	-	(319.0)	-	1,604.4	-	(1,604.4)	-
Other	93.1	25.0	-	118.1	67.7	25.7	-	93.4
Total liabilities	1,640.7	401.2	(452.7)	1,589.2	2,950.4	384.6	(1,709.1)	1,625.9
Redeemable noncontrolling interest	-	0.6	-	0.6	-	-	-	-
Equity:								
Common stock and additional paid-in capital	521.6	948.0	(948.0)	521.6	522.6	2,352.4	(2,352.4)	522.6
Retained earnings	477.8	793.1	(769.8)	501.1	572.1	704.3	(680.2)	596.2
Accumulated other comprehensive loss	(17.9)	2.8	(2.8)	(17.9)	(29.6)	(10.2)	10.2	(29.6)
Total Jones stockholders' equity	981.5	1,743.9	(1,720.6)	1,004.8	1,065.1	3,046.5	(3,022.4)	1,089.2
Noncontrolling interests	-	0.9	-	0.9	-	0.2	-	0.2
Total equity	981.5	1,744.8	(1,720.6)	1,005.7	1,065.1	3,046.7	(3,022.4)	1,089.4
Total liabilities and equity	$ 2,622.2	$ 2,146.6	$ (2,173.3)	$ 2,595.5	$ 4,015.5	$ 3,431.3	$ (4,731.5)	$ 2,715.3

Condensed Consolidating Statements of Operations
(In millions)

	Year Ended December 31, 2012				Year Ended December 31, 2011				Year Ended December 31, 2010			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net sales	$ 2,258.4	$ 1,520.4	$ (28.2)	$ 3,750.6	$ 2,370.0	$ 1,387.0	$ (23.0)	$ 3,734.0	$ 2,512.5	$ 1,095.2	$ (14.2)	$ 3,593.5
Licensing income	0.2	46.0	-	46.2	0.1	50.1	-	50.2	0.1	48.2	-	48.3
Other revenues	1.3	-	-	1.3	1.1	-	-	1.1	0.9	-	-	0.9
Total revenues	2,259.9	1,566.4	(28.2)	3,798.1	2,371.2	1,437.1	(23.0)	3,785.3	2,513.5	1,143.4	(14.2)	3,642.7
Cost of goods sold	1,517.7	928.1	(18.4)	2,427.4	1,568.3	882.7	(10.9)	2,440.1	1,643.9	746.3	(3.0)	2,387.2
Gross profit	742.2	638.3	(9.8)	1,370.7	802.9	554.4	(12.1)	1,345.2	869.6	397.1	(11.2)	1,255.5
Selling, general and administrative expenses	854.8	381.0	(8.9)	1,226.9	893.5	291.5	(11.8)	1,173.2	950.9	133.2	(11.1)	1,073.0
Trademark impairments	-	21.5	-	21.5	-	31.5	-	31.5	-	37.6	-	37.6
Goodwill impairment	-	47.6	-	47.6	-	-	-	-	-	-	-	-
Operating (loss) income	(112.6)	188.2	(0.9)	74.7	(90.6)	231.4	(0.3)	140.5	(81.3)	226.3	(0.1)	144.9
Net interest expense (income) and financing costs	143.1	2.0	-	145.1	76.7	(3.4)	-	73.3	64.4	(5.5)	-	58.9
Equity in income (loss) of unconsolidated affiliate	-	2.5	-	2.5	-	3.9	-	3.9	-	(0.9)	-	(0.9)
(Loss) income before (benefit) provision for income taxes	(255.7)	188.7	(0.9)	(67.9)	(167.3)	238.7	(0.3)	71.1	(145.7)	230.9	(0.1)	85.1
(Benefit) provision for income taxes	(77.5)	65.1	(0.5)	(12.9)	(36.1)	74.2	(18.5)	19.6	(42.9)	75.0	(1.4)	30.7
(Loss) income before earnings of subsidiaries	(178.2)	123.6	(0.4)	(55.0)	(131.2)	164.5	18.2	51.5	(102.8)	155.9	1.3	54.4
Equity in earnings of subsidiaries	122.9	-	(122.9)	-	163.7	-	(163.7)	-	155.9	-	(155.9)	-
Net (loss) income	(55.3)	123.6	(123.3)	(55.0)	32.5	164.5	(145.5)	51.5	53.1	155.9	(154.6)	54.4
Less: income attributable to noncontrolling interests	-	1.1	-	1.1	-	0.8	-	0.8	-	0.6	-	0.6
(Loss) income attributable to Jones	$ (55.3)	$ 122.5	$ (123.3)	$ (56.1)	$ 32.5	$ 163.7	$ (145.5)	$ 50.7	$ 53.1	$ 155.3	$ (154.6)	$ 53.8

Condensed Consolidating Statements of Other Comprehensive (Loss) Income
(In millions)

	Year Ended December 31, 2012				Year Ended December 31, 2011				Year Ended December 31, 2010			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net (loss) income	$ (55.3)	$ 123.6	$ (123.3)	$ (55.0)	$ 32.5	$ 164.5	$ (145.5)	$ 51.5	$ 53.1	$ 155.9	$ (154.6)	$ 54.4
Other comprehensive income (loss):												
Pension and postretirement liability adjustments, net of tax	(0.1)	-	-	(0.1)	(7.1)	(1.2)	1.2	(7.1)	(1.7)	-	-	(1.7)
Change in fair value of cash flow hedges, net of tax	-	-	-	-	(0.2)	(0.2)	0.2	(0.2)	(0.3)	(0.3)	0.3	(0.3)
Reclassification adjustment for hedge gains and losses included in net (loss) income, net of tax	0.1	0.1	(0.1)	0.1	0.5	0.5	(0.5)	0.5	0.1	0.1	(0.1)	0.1
Foreign currency translation adjustments	11.7	11.4	(11.4)	11.7	(14.4)	(14.4)	14.4	(14.4)	1.1	1.1	(1.1)	1.1
Total other comprehensive income (loss)	11.7	11.5	(11.5)	11.7	(21.2)	(15.3)	15.3	(21.2)	(0.8)	0.9	(0.9)	(0.8)
Comprehensive (loss) income	$ (43.6)	$ 135.1	$ (134.8)	$ (43.3)	$ 11.3	$ 149.2	$ (130.2)	$ 30.3	$ 52.3	$ 156.8	$ (155.5)	$ 53.6

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2012				Year Ended December 31, 2011				Year Ended December 31, 2010			
	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated	Issuers	Others	Elim-inations	Cons-olidated
Net cash provided by operating activities	$ 19.2	$ 109.2	$ (15.7)	$ 112.7	$ 192.7	$ 97.8	$ (18.8)	$ 271.7	$ 66.6	$ 90.6	$ (15.9)	$ 141.3
Cash flows from investing activities:												
Acquisition of KG Group Holdings, net of cash acquired	-	-	-	-	(143.1)	-	-	(143.1)	-	-	-	-
Acquisition of Stuart Weitzman Holdings, net of cash acquired	-	-	-	-	-	-	-	-	(159.3)	-	-	(159.3)
Acquisition of Moda Nicola International	-	-	-	-	(2.5)	-	-	(2.5)	(14.4)	-	-	(14.4)
Acquisition of Brian Atwood, net of cash acquired	(5.0)	0.6	-	(4.4)	-	-	-	-	-	-	-	-
Contingent consideration paid related to investment in GRI Group Limited	-	(3.5)	-	(3.5)	-	-	-	-	-	-	-	-
Capital expenditures	(19.8)	(56.7)		(76.5)	(37.3)	(60.7)	-	(98.0)	(18.6)	(22.4)	-	(41.0)
Proceeds from sale of trademark	-	5.0	-	5.0	-	-	-	-	-	-	-	-
Other items, net	-	(0.1)	-	(0.1)	-	0.1	-	0.1	-	0.4	-	0.4
Net cash used in investing activities	(24.8)	(54.7)	-	(79.5)	(182.9)	(60.6)	-	(243.5)	(192.3)	(22.0)	-	(214.3)
Cash flows from financing activities:												
Issuance of 6.875% Senior Notes due 2019	103.5	-	-	103.5	300.0	-	-	300.0	-	-	-	-
Debt issuance costs	(2.6)	-	-	(2.6)	(6.6)	-	-	(6.6)	-	-	-	-
Costs related to secured revolving credit agreement	(0.3)	-	-	(0.3)	(3.3)	-	-	(3.3)	(7.3)	-	-	(7.3)
Repayment of acquired debt of KG Group Holdings	-	-	-	-	(174.1)	-	-	(174.1)	-	-	-	-
Repayment of long-term debt	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.1)	-	(0.2)	-	(0.2)
Cash distributions to former owners of Stuart Weitzman Holdings	-	-	-	-	-	-	-	-	-	(19.0)	-	(19.0)
Distributions to noncontrolling interests	-	(1.0)	-	(1.0)	-	(0.7)	-	(0.7)	-	(0.6)	-	(0.6)
Payments of acquisition consideration payable	(151.0)	(12.9)	-	(163.9)	-	(10.1)	-	(10.1)	-	(4.3)	-	(4.3)
Repurchases of common stock	(44.0)	-	-	(44.0)	(78.0)	-	-	(78.0)	(10.7)	-	-	(10.7)
Proceeds from exercise of employee stock options	-	-	-	-	-	-	-	-	0.6	-	-	0.6
Dividends paid	(15.5)	(15.7)	15.7	(15.5)	(16.6)	(18.8)	18.8	(16.6)	(17.2)	(15.9)	15.9	(17.2)
Principal payments on capital leases	-	(1.9)	-	(1.9)	-	(1.7)	-	(1.7)	-	(2.6)	-	(2.6)
Excess tax benefits from share-based payment arrangements	2.3	-	-	2.3	1.6	-	-	1.6	1.2	-	-	1.2
Net cash (used in) provided by financing activities	(107.6)	(31.6)	15.7	(123.5)	23.0	(31.4)	18.8	10.4	(33.4)	(42.6)	15.9	(60.1)
Effect of exchange rates on cash	-	1.1	-	1.1	-	(0.6)	-	(0.6)	-	0.5	-	0.5
Net (decrease) increase in cash and cash equivalents	(113.2)	24.0		(89.2)	32.8	5.2	-	38.0	(159.1)	26.5	-	(132.6)
Cash and cash equivalents, beginning	195.8	43.0	-	238.8	163.0	37.8	-	200.8	322.1	11.3	-	333.4
Cash and cash equivalents, ending	$ 82.6	$ 67.0	$ -	$ 149.6	$ 195.8	$ 43.0	$ -	$ 238.8	$ 163.0	$ 37.8	$ -	$ 200.8

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Unaudited interim consolidated financial information for the two years ended December 31, 2012 is summarized as follows:

(In millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2012				
Net sales	$ 923.4	$ 844.3	$ 1,024.6	$ 958.3
Total revenues	936.0	854.8	1,035.4	971.9
Gross profit	343.5	326.2	364.6	336.5
Operating income (loss)(1)	40.2	21.7	62.7	(49.9)
Net (loss) income	(1.0)	8.4	17.8	(80.1)
Basic (loss) earnings per share	$ (0.01)	$ 0.11	$ 0.23	$ (1.06)
Diluted (loss) earnings per share	(0.01)	0.10	0.22	(1.06)
Dividends declared per share	$ 0.05	$ 0.05	$ 0.05	$ 0.05
2011				
Net sales	$ 949.0	$ 876.7	$ 1,030.1	$ 878.1
Total revenues	961.3	887.4	1,043.0	893.6
Gross profit	330.7	323.1	371.9	319.6
Operating income (loss)(2)	61.2	44.9	60.4	(25.9)
Net income (loss)	25.9	5.4	41.2	(20.9)
Basic earnings (loss) per share	$ 0.30	$ 0.06	$ 0.50	$ (0.27)
Diluted earnings (loss) per share	0.30	0.06	0.49	(0.27)
Dividends declared per share	$ 0.05	$ 0.05	$ 0.05	$ 0.05

Quarterly figures may not add to full year due to rounding.

(1) Includes trademark impairments of $21.5 million and goodwill impairment of $47.6 million in the fourth fiscal quarter of 2012.
(2) Includes trademark impairments of $31.5 million in the fourth fiscal quarter of 2011.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Exchange Act Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with or submitted to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our internal controls are evaluated on an ongoing basis by our Internal Audit department, by other personnel in our organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements; material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Based upon this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that both our disclosure controls and procedures and our internal controls and procedures are designed to provide and are effective in providing reasonable assurance in timely alerting them to material information required to be included in our periodic SEC filings and ensuring that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective in ensuring that our financial statements are fairly presented in conformity with generally accepted accounting principles.

We have made changes to our internal controls and procedures over financial reporting to address the implementation of SAP, an enterprise resource planning ("ERP") system. We began the process of implementing SAP throughout The Jones Group Inc. and our consolidated subsidiaries in 2006. SAP will integrate our operational and financial systems and expand the functionality of our financial reporting processes. During the fourth fiscal quarter of 2012, no additional businesses were converted to this system. We have adequately controlled the transition to the new processes and controls, with no negative impact to our internal control environment. We expect to continue the implementation of this system to all locations over a multi-year period. As the phased roll out occurs, we will experience changes in internal control over financial reporting each quarter. We expect this ERP system to further advance our control environment by automating manual processes, improving management visibility and standardizing processes as its full capabilities are utilized.

Management's Annual Report on Internal Control Over Financial Reporting

Management's report on Internal Control Over Financial reporting appears on page 52. Our independent registered public accounting firm, BDO USA, LLP, has issued an audit report on our internal control over financial reporting, which appears on page 54.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information about our directors appearing in the Proxy Statement under the caption "Election of Directors" is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Executive and Financial Officers, which applies to our Chief Executive Officer, Chief Financial Officer, Controller and other personnel performing similar functions. Both codes are posted on our website, www.jonesgroupinc.com under the "Our Company - Corporate Governance" caption. We intend to make all required disclosures regarding any amendment to, or a waiver of, a provision of the Code of Ethics for Senior Executive and Financial Officers by posting such information on our website.

The information appearing in the Proxy Statement relating to the members of the Audit Committee and the Audit Committee financial expert under the captions "Corporate Governance - Board Structure and Committee Composition" and "Corporate Governance - Board Structure and Committee Composition - Audit Committee" and the information appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by this reference.

The balance of the information required by this item is contained in the discussion entitled "Executive Officers of the Registrant" in Part I of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in the Proxy Statement under the captions "Executive Compensation," "Corporate Governance - Compensation Committee Interlocks and Insider Participation" and the information appearing in the Proxy Statement relating to the compensation of directors under the caption "Corporate Governance - Director Compensation and Stock Ownership Guidelines" is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners" is incorporated herein by this reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2012. For further information, see "Stock Options and Restricted Stock" in Notes to Consolidated Financial Statements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	–	–	2,710,685
Equity compensation plans not approved by security holders	–	–	–
Total	–	–	2,710,685

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in the Proxy Statement under the captions "Corporate Governance - Independence of Directors," "Corporate Governance - Board Structure and Committee Composition" and "Corporate Governance - Policy with Respect to Related Person Transactions" is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing in the Proxy Statement under the caption "Fees Paid to Independent Registered Public Accountants" is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

   The following financial statements are included in Item 8 of this report:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets - December 31, 2012 and 2011

   Consolidated Statements of Operations - Years ended December 31, 2012, 2011 and 2010

   Consolidated Statements of Comprehensive Income (Loss) - Years ended December 31, 2012, 2011 and 2010

   Consolidated Statements of Changes in Equity - Years ended December 31, 2012, 2011 and 2010

   Consolidated Statements of Cash Flows - Years ended December 31, 2012, 2011 and 2010

   Notes to Consolidated Financial Statements (includes certain supplemental financial information required by Item 8 of Form 10-K)

2. The schedule and report of independent registered public accounting firm thereon, listed in the Index to Financial Statement Schedules attached hereto.

3. The exhibits listed in the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 22, 2013

THE JONES GROUP INC.
(Registrant)

By: /s/ Wesley R. Card
Wesley R. Card
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on this page to this Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K") constitutes and appoints Wesley R. Card, John T. McClain and Ira M. Dansky, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Form 10-K, and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might and could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Wesley R. Card Wesley R. Card	Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2013
/s/ John T. McClain John T. McClain	Chief Financial Officer (Principal Financial Officer)	February 22, 2013
/s/ Christopher R. Cade Christopher R. Cade	Executive Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 22, 2013
/s/ Sidney Kimmel Sidney Kimmel	Director	February 22, 2013
/s/ Matthew H. Kamens Matthew H. Kamens	Director	February 22, 2013
/s/ Gerald C. Crotty Gerald C. Crotty	Director	February 22, 2013
/s/ Lowell W. Robinson Lowell W. Robinson	Director	February 22, 2013
/s/Margaret H. Georgiadis Margaret H. Georgiadis	Director	February 22, 2013
/s/ Robert L. Mettler Robert L. Mettler	Director	February 22, 2013
/s/ John D. Demsey John D. Demsey	Director	February 22, 2013
/s/ Jeffrey D. Nuechterlein Jeffrey D. Nuechterlein	Director	February 22, 2013
/s/ Ann Marie C. Wilkins Ann Marie C. Wilkins	Director	February 22, 2013

INDEX TO FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm on Schedule II.

Schedule II. Valuation and qualifying accounts

Schedules other than those listed above have been omitted since the information is not applicable, not required or is included in the respective financial statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit[1]
2.1	Master Purchase Agreement, dated as of May 5, 2010, by and among, STEPAHEAD, LLC, JAG Footwear, Accessories and Retail Corporation, Jones Apparel Group, Inc., Stuart Weitzman Holdings, LLC, and Mr. Stuart Weitzman (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated May 5, 2010).
2.2	Common Unit Purchase Agreement, dated as of May 5, 2010, by and among, IPC/SW, LLC, JAG Footwear, Accessories and Retail Corporation and Jones Apparel Group, Inc. (incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K dated May 5, 2010).
2.3	Share Sale and Purchase Agreement dated June 2, 2011 among Jones Apparel Group Holdings, Inc., Graphite Capital Management LLP, Carta Capital Investments II S. àr.l., Harrods (UK) Limited and certain selling shareholders named therein (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated June 2, 2011).
2.4	Management Loan Note Instrument of Jones Apparel Group Holdings, Inc. dated June 2, 2011 (incorporated by reference to Exhibit 2.2 of our Current Report on Form 8-K dated June 2, 2011).
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of our Quarterly Report on Form 10-Q for the nine months ended October 2, 2010).
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2012.
4.1	Form of Certificate evidencing shares of common stock of The Jones Group Inc. (incorporated by reference to Exhibit 4.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).
4.2	Exchange and Note Registration Rights Agreement dated June 15, 1999, among Jones Apparel Group, Inc., Bear, Stearns & Co. Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Banc of America Securities LLC, ING Baring Furman Selz LLC, Lazard Freres & Co. LLC, Tucker Anthony Cleary Gull, Brean Murray & Co., Inc. and The Buckingham Research Group Incorporated (incorporated by reference to Exhibit 4.5 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.3	Indenture dated as of November 22, 2004, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, as Issuers and SunTrust Bank, as Trustee, including Form of 4.250% Senior Notes due 2009, Form of 5.125% Senior Notes due 2014 and Form of 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.14 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).

Exhibit No.	Description of Exhibit[1]
4.4	Form of Exchange and Note Registration Rights Agreement dated November 22, 2004 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Representatives of the Several Initial Purchasers listed in Schedule I thereto, with respect to 4.250% Senior Notes due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.15 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).
4.5	First Supplemental Indenture dated as of December 31, 2006, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation, Jones Retail Corporation, Kasper, Ltd., as Issuers, and U.S. Bank National Association (as successor in interest to SunTrust Bank), as Trustee, relating to the 4.250% Senior Notes Due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034 (incorporated by reference to Exhibit 4.7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2006).
4.6	Second Supplemental Indenture dated as of April 15, 2009 between Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, as Issuers, and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated April 15, 2009).
4.7	Indenture dated as of March 7, 2011, among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation and U.S. Bank National Association, as trustee, relating to the Issuers' 6.875% Senior Notes due 2019 (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K dated March 7, 2011).
4.8	Underwriting Agreement dated as of September 20, 2012, among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and JAG Footwear, Accessories and Retail Corporation (collectively, the "Issuers") and Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, as representatives for the several underwriters (incorporated by reference to Exhibit 1.1 of our Current Report on Form 8-K dated September 25, 2012).
10.1	1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005).†
10.2	Form of Agreement Evidencing Stock Option Awards Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004).†
10.3	Form of Agreement Evidencing Restricted Stock Awards Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2005).†
10.4	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.5	Amended and Restated Employment Agreement dated April 4, 2002, between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.6	Buying Agency Agreement dated August 31, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the nine months ended October 6, 2001).
10.7	Buying Agency Agreement dated November 30, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services, Limited (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.8	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†

Exhibit No.	Description of Exhibit[1]
10.9	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.24 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.10	Amendment No. 2 dated March 8, 2006 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated March 8, 2006).†
10.11	The Jones Group Inc. Deferred Compensation Plan for Outside Directors, as amended and restated effective as of January 1, 2005 (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.12	Form of Agreement Evidencing Restricted Stock Awards for Outside Directors Under the 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2005).†
10.13	The Jones Group Inc. Deferred Compensation Plan, as amended and restated effective January 1, 2010 (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.16 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.14	Amendment No. 3 dated April 17, 2007 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated April 17, 2007).†
10.15*	Summary Sheet of Compensation of Non-Management Directors of The Jones Group Inc.†
10.16	The Jones Group Inc. 2007 Executive Annual Cash Incentive Plan, as amended (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.17	Amendment No. 4 dated July 12, 2007 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated July 11, 2007).†
10.18	Employment Agreement dated as of July 11, 2007 between Jones Apparel Group, Inc. and John T. McClain (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated July 11, 2007).†
10.19	Amendment No. 2 dated December 10, 2007 to Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.39 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007).†
10.20	Amendment No. 1, dated as of June 2, 2009, to Buying Agency Agreement between Nine West Footwear Corporation and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 2009).
10.21	The Jones Group Inc. 2009 Long Term Incentive Plan, as amended (amended to reflect corporate name change only) (incorporated by reference to Exhibit 10.32 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.22	Form of Section 409A Amendment to Employment Agreement (incorporated by reference to Exhibit 10.43 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009).†
10.23	Amendment No. 2 dated December 8, 2009 to Employment Agreement between Jones Apparel Group, Inc. and John T. McClain dated as of July 11, 2007 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated December 8, 2009).†
10.24	Form of Agreement Evidencing Restricted Stock Awards Under the 2009 Long Term Incentive Plan (incorporated by reference to Exhibit 10.35 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†

Exhibit No.	Description of Exhibit[1]
10.25	Form of Agreement Evidencing Restricted Stock Awards for Outside Directors Under the 2009 Long Term Incentive Plan (incorporated by reference to Exhibit 10.36 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010).†
10.26	Employment Agreement dated as of January 31, 2010, between Jones Apparel Group, Inc. and Richard Dickson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated January 31, 2010). †
10.27	Amendment No. 6 dated as of February 9, 2010 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 9, 2010).†
10.28	Amendment No. 4 dated as of February 9, 2010 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated February 9, 2010).†
10.29	Amendment No. 1 to Employment Agreement dated as of February 8, 2011 between The Jones Group Inc. and Richard Dickson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 8, 2011).†
10.30	Amendment No. 2 dated March 28, 2011 to Buying Agency Agreement between JAG Footwear, Accessories and Retail Corporation (as successor in interest to Nine West Footwear Corporation) and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.1 of our Current Report on Form 10-Q for the fiscal quarter ended April 2, 2011).
10.31	Amended and Restated Credit Agreement and Other Loan Documents, dated as of April 28, 2011, by and among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation, Jones Jewelry Group, Inc., Jones Investment Co. Inc., Jones Jeanswear Group, Inc. and Nine West Development Corporation, as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the other Loan Parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian administrative agent, J.P. Morgan Europe Limited as European administrative agent and European collateral agent, JPMorgan Chase Bank, N.A. as U.S. collateral agent, Citibank, N.A., as syndication agent, and Bank of America, N.A., Wells Fargo Bank, National Association and SunTrust Bank, as documentation agents (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated April 28, 2011).
10.32	Amendment No. 3 dated as of July 8, 2011 to the Buying Agency Agreement between JAG Footwear, Accessories and Retail Corporation and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated July 8, 2011).
10.33	Amendment No. 1 to Amended and Restated Credit Agreement, dated as of July 12, 2011, by and among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation, Jones Investment Co. Inc., Jones Jeanswear Group, Inc., Nine West Development Corporation and Jones Jewelry Group, Inc., as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the other Loan Parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent for the international lenders, and J.P. Morgan Europe Limited as administrative agent for the international lenders (incorporated by reference to Exhibit 10.1 of our Current Report on Form 10-Q for the fiscal quarter ended July 2, 2011).
10.34	Amendment No. 2 to Amended and Restated Credit Agreement, dated as of December 1, 2011, by and among The Jones Group Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., JAG Footwear, Accessories and Retail Corporation, Jones Investment Co. Inc., Jones Jeanswear Group, Inc., Nine West Development Corporation and Jones Jewelry Group, Inc., as U.S. Borrowers, Jones Apparel Group Canada, LP, as Canadian Borrower, the other Loan Parties party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as administrative agent for the lenders, JPMorgan Chase Bank, N.A., Toronto Branch, as administrative agent for the international lenders, and J.P. Morgan Europe Limited as administrative agent for the international lenders (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated December 1, 2011).

Exhibit No.	Description of Exhibit[1]
10.35	Employment Agreement dated December 5, 2007 between Jones Apparel Group, Inc. and Christopher R. Cade (incorporated by reference to Exhibit 10.43 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011).†
10.36	Amendment No. 1 dated July 18, 2008 to Employment Agreement between Jones Apparel Group, Inc. and Christopher R. Cade (incorporated by reference to Exhibit 10.44 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011).†
10.37	Amendment No. 2 dated October 4, 2010 to Employment Agreement between Jones Apparel Group, Inc. and Christopher R. Cade (incorporated by reference to Exhibit 10.45 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011).†
10.38	Amendment No. 3 dated May 17, 2012 to Employment Agreement between The Jones Group Inc. and John T. McClain dated as of July 11, 2007 (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated May 17, 2012).†
10.39	Amendment No. 2 to Employment Agreement dated as of February 21, 2013 between The Jones Group Inc. and Richard Dickson (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 21, 2013).†
10.40*	The Jones Group Inc. Severance Plan, as amended, and Summary Plan Description (modified to reflect change in officer's title).†
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	List of Subsidiaries.
23*	Consent of BDO USA, LLP.
31*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32♦	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase
101.DEF**	XBRL Taxonomy Extension Definition Linkbase
101.LAB**	XBRL Taxonomy Extension Label Linkbase
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase

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1 Exhibits filed with Forms 10-K, 10-Q, 8-K or Schedule 14A of The Jones Group Inc. were filed under SEC File No. 001-10746.

* Filed herewith.

♦ Furnished herewith.

† Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under those sections.

THE JONES GROUP INC.

Annual Report on Form 10-K

For the Year Ended December 31, 2012

SCHEDULES AND EXHIBITS

The schedules and exhibits to this annual report are listed and briefly described in the Index to Financial Statement Schedules and the Exhibit Index (pages 107 - 111). We will furnish any or all of these schedules or exhibits upon the payment of 25¢ per page ($10.00 minimum). Any request for schedules and exhibits should be addressed to John T. McClain, Chief Financial Officer, The Jones Group Inc., 1411 Broadway, New York New York 10018. The request should state which schedules and exhibits are desired, should state that the person making such request was a stockholder on March 26, 2013, and should be accompanied by a remittance payable to The Jones Group Inc. in the correct amount (at least $10.00). The Schedules and Exhibits may also be obtained from the electronic filing copy of this document contained in the Securities and Exchange Commission's EDGAR system at www.sec.gov.

THE JONES GROUP



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